International Bank for Reconstruction and
Development
Management’s Discussion & Analysis
and
Financial Statements
June 30, 2025

IBRD Management's Discussion and Analysis: June 30, 2025	1

Management’s Discussion and Analysis

2	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis
List of Tables, Figures and Boxes
Tables

IBRD Management's Discussion and Analysis: June 30, 2025	3

Management’s Discussion and Analysis
Figures
Boxes

Box 1: Components of Loan spread	24
Box 2: Loans with Other Financial Terms as of June 30, 2025	25
Box 3: Types of Guarantees Provided by IBRD	28
Box 4: Financing Instruments	32
Box 5: Summary of IBRD's Specific Risk Categories	44
Box 6: Treatment of Overdue Payments	50
Box 7: Eligibility Criteria for IBRD's Investments	52
1 The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral
Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). The World Bank consists of IBRD and IDA.

4	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section I: Overview

Section I: Overview
Introduction
International Bank for Reconstruction and Development (IBRD), an international organization owned by its 189 member countries, is one of the five institutions of the World Bank Group (WBG1). Each institution is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.
IBRD is a Multilateral Development Bank (MDB) that combines knowledge services and financing with a global reach. IBRD’s value is derived from its ability to help eligible borrowing members address their development challenges and meet their rising demand for innovative products. IBRD provides loans, guarantees, and other financial products for development-focused projects and programs primarily to middle-income and creditworthy lower-income countries to support sustainable development. By operating across a full range of country clients, IBRD maintains a depth of development knowledge, uses its convening power to promote development, and coordinates responses to regional and global challenges.
Member countries use IBRD’s technical advice and analysis and convening power to develop or implement better policies, programs, and reforms that help sustain development over the long term. The products delivered range from development data, to reports on key social economic and social issues at the local, country, regional and global levels. The products also include knowledge-sharing workshops focused on local issues, flagship events and fora to address the most pressing global development challenges.
IBRD's mission is to end extreme poverty and boost shared prosperity on a livable planet by providing countries with loans, guarantees, advisory services, analytical support and other products.
IBRD and its affiliated institutions seek to help countries in reducing poverty and inequality, and achieve progress toward development objectives, including economic growth, job creation, governance, human capital, infrastructure, and debt transparency. To meet its development goals, the WBG supports client countries' efforts to implement programs to improve growth and development outcomes with a vision to create a world free of poverty on a livable planet. Further, new and ongoing factors continue to influence the global outlook, including: global market uncertainties, migration surges, youth unemployment, energy access, climate adaptation and mitigation, and growing fragility. IBRD continues to work with partners at global and country levels and its borrowing countries to maximize the impact for development by efficiently channeling resources into projects that create jobs, drive growth, reduce poverty, and improve living standards. To further support these efforts, the Boards of Directors and management have been reforming the WBG and are working to better address the scale of development needs. This process includes initiatives to increase impact, expand financing capacity, support projects that address global challenges with cross-border externalities, and modernize the approach to delivery.
Financial Business Model
IBRD’s objective is not to maximize profits, but to earn adequate income to ensure that it has the long-
term financial capacity necessary to support its development activities. IBRD seeks to generate sufficient revenue to finance its operations as well as to be able to grow reserves to strengthen its financial position.
It also seeks to provide support to IDA and certain trust funds through income transfers for other developmental purposes.
IBRD’s financial strength rests on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. Sound financial and risk management policies and practices have enabled IBRD to maintain adequate capital, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.
2 Other exposures include deferred drawdown options (DDO), irrevocable commitments, exposures to member countries’
derivatives and guarantees.

IBRD Management's Discussion and Analysis: June 30, 2025	5

Management’s Discussion and Analysis	Section I: Overview
IBRD offers its borrowers, in middle-income and creditworthy low-income countries, loans with maturities up to 35 years. For some projects, the maximum loan maturity can be extended to up to 50 years (Table
16). Borrowers may customize their repayment terms to meet their debt management or project needs, in multiple currencies. Borrowers have generally preferred loans denominated in U.S dollars and euros.
IBRD also supports its borrowers by providing access to risk management products such as derivative instruments, including currency and interest rate swaps, catastrophe derivatives, and interest rate caps and collars.
To meet its development goals, IBRD intermediates funds for lending from the international capital markets. IBRD’s loans are largely financed through its equity and from borrowings raised in the capital markets and from shareholders. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high-quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD’s annual funding volumes vary from year to year, and funds raised are used to finance development projects and programs in member countries. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations.
IBRD uses derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest and currency composition of its assets (loan and investment portfolios) with that of its liabilities (borrowing portfolio), and to stabilize earnings on the portion of the loan portfolio funded by equity. See Section IX: Risk Management for additional details on how IBRD uses derivatives.
Management believes that these risk management strategies, taken together, effectively manage market risk in IBRD’s operations from an economic perspective. However, these strategies entail the use of derivatives, which introduce volatility in net income through unrealized mark-to-market gains and losses
(particularly given the long-term nature of some of IBRD’s assets and liabilities). Accordingly, management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolios – see Basis of Reporting –
Allocable Income.
Sources and Uses of Revenue
IBRD’s primary sources of revenue are from loans and investments, both net of funding costs (Figure 1).
These revenues cover administrative expenses, provisions for losses on loans and other exposures 2
(LLP), as well as transfers to Reserves, Surplus, and for other development purposes, including transfers to IDA.
In addition, other development activities generate non-interest revenue that is classified as Revenue from externally funded activities. These external funds include trust fund fees, reimbursable funds, and revenues from fee-based services to member countries. Non-interest revenue from externally funded activities provides additional capacity to support the development needs of client countries.

6	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section I: Overview
Figure 1: Sources and Uses of Revenue

Simplified Balance Sheet
Uses
Sources
Revenue
Funding
Net Interest
Revenue
Return on
Investments
Loan
Revenue
Cost of
borrowings
Cost of
borrowings
Investment
Revenue, net
Loan Interest
Revenue, net
Liquid
Investments
Loans
Debt
Equity
Admin
Expenses
LLP
Reserves
IDA, Other
transfers &
Surplus
-
-
=
=
Basis of Reporting
Reported Basis
IBRD’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and are independently audited on an annual basis. Generally,
Investments - Trading, Borrowings, and Derivatives are reported at fair value in the Balance Sheets, with changes in fair value reported in the Statements of Income. Changes in IBRD’s own credit are reflected in
Other Comprehensive Income. Hybrid capital and IBRD’s loans are reported at amortized cost in the
Balance Sheets.
The variability in IBRD’s reported net income is inherently driven by the unrealized mark-to-market gains and losses on the financial instruments in IBRD’s non-trading portfolios as not all financial instruments are reported on the same measurement basis. IBRD’s risk management strategy entails the use of derivatives to manage market risk. These derivatives are primarily used to align the interest rate and currency bases of its assets and liabilities. IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are reported at fair value on the Balance
Sheets, with changes in fair values accounted for through the Statements of Income.
Non-GAAP Measures
Management uses certain non-GAAP financial measures to evaluate the underlying operations and financial performance of IBRD. A non-GAAP financial measure is a measure that is adjusted to exclude, include, or reclassify certain items or components from the most directly comparable measure calculated in accordance with U.S. GAAP and reported in the audited financial statements.
Allocable Income
IBRD’s Articles of Agreement (the Articles) require that the Board of Governors determine the allocation of income at the end of every fiscal year. Allocable income is a non-GAAP measure that reflects income available for allocation. IBRD defines allocable income as net income after certain adjustments. These adjustments primarily relate to unrealized mark-to-market gains and losses associated with the non-

IBRD Management's Discussion and Analysis: June 30, 2025	7

Management’s Discussion and Analysis	Section I: Overview
trading portfolios, as well as Board of Governors-approved transfers, which primarily relate to the allocation of the prior year’s net income.
In line with its financial risk management policies, for the non-trading portfolios, unrealized mark-to-market gains and losses from instruments reported at fair value (borrowing portfolio, and derivatives in the loan and other Asset/Liability Management (ALM) portfolios) are excluded from allocable income.
For the trading portfolio (investment portfolio), allocable income generally includes both realized and unrealized mark-to-market gains and losses. In some cases, the unrealized mark-to-market gains and losses on certain trades are excluded from allocable income when the underlying item is an asset held at amortized cost.
See Section III: Financial Results and Table 9, for details of the adjustments to reported net income to calculate allocable income.
Equity-to-Loans Ratio
IBRD's capital adequacy model mandates that IBRD hold capital for credit risk, market risk, and operational risk covering all activities and assets on its books. The Equity-to-Loans ratio is a key indicator of IBRD's capital adequacy representing IBRD's usable equity as a percentage of its total loans, guarantees and other exposures.
See Section IX: Risk Management and Table 33 for more details on the Equity-to-Loans ratio.
Budget Anchor Ratio
The Budget Anchor is an efficiency metric to monitor the coverage of IBRD's net administrative expenses by its loan spread revenue.
See Section III: Financial Results and Table 7 for more details of the Budget Anchor components.

8	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section II: Executive Summary

Section II: Executive Summary
This Management’s Discussion and Analysis (MD&A) discusses the financial results of the International
Bank for Reconstruction and Development (IBRD) for the fiscal year ended June 30, 2025 (FY25). IBRD undertakes no obligation to update any forward-looking statements. Certain reclassifications of prior years’ information have been made to conform with the current year’s presentation. For discussion of
IBRD’s financial results for the year ended June 30, 2024, as compared to the year ended June 30, 2023, see Section III: Financial Results in IBRD’s MD&A and Financial Statements for the fiscal year ended
June 30, 2024 (FY24).
Table 1: Selected Financial Data
In millions of U.S. dollars, except ratios which are in percentages

	As of and for the fiscal years ended June 30
	2025	2024	2023
Lending Highlights (Section IV)
Loans and Guarantees
Net commitments [a]	$40,885	$37,568	$38,572
Gross disbursements	30,779	33,450	25,504
Net disbursements	14,794	20,115	12,736

Income Statement (Section III)
Board of Governors-approved transfers	$(815)	$(371)	$(221)
Net income	2,100	2,142	1,144

Balance Sheet (Section III)
Total assets	$399,511	$356,612	$332,641
Investments-Trading [b]	102,674	82,728	79,199
Net loans outstanding	280,043	260,236	241,041
Borrowings [b]	306,161	261,790	237,265
Total equity	72,012	63,484	60,382

Non-GAAP Measures:
Allocable Income (Section III) [c]
Allocable income	$2,384	$1,849	$1,312
Allocated as follows:
General Reserve	1,182	834	921
International Development Association	782	515	291
Surplus	420	500	100

Usable Equity [d] [e] (Section VIII)	$57,878	$54,655	$53,105

Equity-to-Loans ratio [f] (Section IX)	21.6%	21.5%	22.0%

a.Commitments that have been approved by the Executive Directors (referred to as “the Board” in this document), and are net of full terminations and cancellations relating to commitments approved in the same fiscal year.

b. See Notes to the Financial Statements: Note C - Investments, Note E - Borrowings.
c. Refer to Table 9: Allocable Income and Recommended Allocations for a reconciliation to net income as per reported basis.
d. Excludes amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
e.Usable Equity includes the impact of the transfer to the General Reserve from FY25 net income, which was approved by the
Board on August 7, 2025. See Usable Equity components in Table 33: Equity-to-Loans Ratio and reconciliation of IBRD's Total equity to Usable equity in Table 34: Usable Equity.

f. See components in Table 33: Equity-to-Loans Ratio

IBRD Management's Discussion and Analysis: June 30, 2025	9

Management’s Discussion and Analysis	Section II: Executive Summary
Summary Financial Results
Net Income
IBRD recorded net income of $2,100 million for the fiscal year ended June 30, 2025, a decrease of $42 million, compared with net income of $2,142 million for the fiscal year ended June 30, 2024. The decrease in FY25 was primarily due to higher Board of Governors-approved transfers by $444 million.
This was partially offset by an increase in interest revenue net of borrowing expenses and lower provision expense for losses on loans and other exposures.
Allocable Income
Allocable income is a non-GAAP measure IBRD uses for making net income allocation decisions. Given
IBRD’s intention to maintain its non-trading portfolio positions to maturity, unrealized mark-to-market gains and losses for these portfolios are not included in IBRD’s allocable income. In addition, Board of
Governors-approved transfers are also excluded from IBRD's allocable income since these amounts relate to allocations out of prior year allocable income, surplus, or restricted retained earnings.
For the fiscal year ended June 30, 2025, allocable income was $2,384 million, compared with $1,849 million for the fiscal year ended June 30, 2024. The increase was primarily due to the increase in net revenue on interest earning assets in FY25, compared to FY24 (Section III).
In millions of U.S. dollars
Lending Operations
IBRD’s lending operations during the fiscal year ended June 30, 2025 provided $40.9 billion of net commitments (Table 12) and $30.8 billion of gross loan disbursements (Table 13). Net disbursements of
$14.8 billion were the key driver of the increase in net loans outstanding from $260.2 billion as of June 30,
2024 to $280.0 billion as of June 30, 2025.
In billions of U.S. dollars

Net commitments were $3.3 billion higher compared with FY24 (Table 12). The regions with the largest share of commitments during FY25 were Latin America and the Caribbean with 30%, and Europe and
Central Asia with 26%. Gross disbursements were $2.7 billion lower compared to FY24 (Table 13). The regions with the largest share of gross disbursements were Europe and Central Asia with 26%, and Latin
America and the Caribbean with 26%.

10	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section II: Executive Summary
Investments - Trading
IBRD’s Investments - Trading increased by
$20.0 billion, from $82.7 billion as of June 30,
2024 to $102.7 billion as of June 30, 2025. The
increase was primarily due to net new debt
issuances that were higher than net loan
disbursements during the year, and is consistent
with the higher target liquidity level in FY25
compared to FY24 (Section III and Section VI).
As of June 30, 2025, 77% of the investments are
rated AA or above (Table 35).
In billions of U.S. dollars
Investments - Trading
Borrowings
Borrowings reported at fair value: As of June 30,
2025, the borrowings reported at fair value were
$305.7 billion, $43.9 billion higher than June 30,
2024. The increase was mainly due to net new
debt issuances that financed the growing
development and lending operations and
satisfied liquidity requirements.
Borrowings reported at amortized cost: As of
June 30, 2025, the borrowings reported at
amortized cost were $482 million, all related to
IBRD's issuances of hybrid capital (Section III
and Section IX).
In billions of U.S. dollars
Borrowings

320
240
160
80
0
Jun 21
Jun 22
Jun 23
Jun 24
Jun 25

Equity-to-Loans Ratio
The Equity-to-Loans ratio marginally increased
from 21.5% as of June 30, 2024 to 21.6% as of
June 30, 2025, primarily due to the increase in
usable equity outpacing the increase in loan
exposures, and remained above the policy
minimum of 18%. In line with IBRD’s currency
management approach, exchange rate
movements during the year did not have an
impact on IBRD’s Equity-to-Loans ratio (Section
VIII and Section IX).
In FY25, IBRD received $0.5 billion of paid-in
capital subscribed under the 2018 General and
Selective Capital Increases (GCI and SCI),
bringing the cumulative amounts received to
$6.5 billion, representing 86% of the total
amount available for subscription. The
subscription period for the GCI and SCI ends on
October 1, 2025.
Ratio in percentages
Equity-to-Loans Ratio

30%
20%
10%
Jun 21
Jun 22
Jun 23
Jun 24
Jun 25
Equity-to-Loans Ratio
Policy Minimum

IBRD Management's Discussion and Analysis: June 30, 2025	11

Management’s Discussion and Analysis	Section III: Financial Results

Section III: Financial Results
Portfolio Performance and Financial Results
The following table shows IBRD’s Condensed Balance Sheets for FY25 and FY24 and the key factors driving these financial results.
Table 2: Condensed Balance Sheets

In millions of U.S. dollars
As of June 30,	2025	2024	Decrease	Increase
Investments and due from banks	$103,173	$83,297
Net loans outstanding [a]	280,043	260,236
Derivative assets, net	666	456
Other assets	15,629	12,623
Total Assets	$399,511	$356,612
Borrowings	306,161	261,790
Derivative liabilities, net	12,454	22,728
Other liabilities	8,884	8,610
Total equity	72,012	63,484
Total Liabilities and Equity	$399,511	$356,612

a. The fair value of IBRD’s loans was $278,883 million as of June 30, 2025 ($257,415 million – June 30, 2024).
The main drivers of the change in the Balance Sheet items are below:
•Increase in investments and due from banks primarily due to net new debt issuances exceeding net loan disbursements;
•Increase in net loans outstanding primarily from net loan disbursements of $14.8 billion;
•Increase in other assets mainly from the increase in the overfunded status of the Staff Retirement
Plan (SRP) and Retired Staff Benefits Plan (RSBP);
•Increase in borrowings primarily due to net new issuances;
•Decrease in derivative liabilities, net due to the gains on borrowing-related derivatives as a result of the decrease in relevant interest rates; and
•Increase in total equity, primarily due to the increase in accumulated other comprehensive income
(AOCI) due to the net actuarial gains on benefit plans and the net income during the year.

12	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section III: Financial Results
Net Income
IBRD’s net income was $2,100 million in FY25, compared with net income of $2,142 million in FY24. The decrease was primarily due to higher Board of Governors-approved transfers of $444 million. This was partially offset by an increase in interest revenue net of borrowing expenses, and lower provision expense for losses on loans and other exposures. The $815 million of Board of Governors-approved transfers were expensed as grants upon approval by the Board of Governors in FY25, and were funded from
IBRD's prior years' allocable income.
Table 3: Condensed Statements of Income

In millions of U.S. dollars			Impact on income
For the fiscal year ended June 30,	2025	2024	Decrease	Increase
Interest revenue
Loans, net (Table 43)	$15,301	$15,831
Other asset / liability management derivatives, net	(1,293)	(1,726)
Investments-Trading, net (Table 43)	4,444	4,337
Other, net	2	2
Borrowing expenses, net (Table 43)	(14,920)	(15,215)
Interest revenue, net of borrowing expenses (Table 44)	$3,534	$3,229

Provision for losses on loans and other exposures, release (charge)	75	(94)
Non-interest revenue
Revenue from externally funded activities (Table 6)	947	960
Commitment charges (Table 5)	152	149
Other, net (Table 5)	170	42

Non-interest expenses
Administrative [a] (Table 6)	(2,522)	(2,379)
Contributions to special programs (Table 6)	(17)	(17)
Other, net [b]	150	170

Board of Governors-approved transfers	(815)	(371)
Currency remeasurement (losses) gains, net	(44)	73
Unrealized mark-to-market gains on Investments-Trading portfolio, net	214	91
Unrealized mark-to-market gains on non-trading portfolios, net	256	289
Net Income	$2,100	$2,142

a. Includes pension service cost of $287 million for the year ended June 30, 2025 ($284 million – June 30, 2024). See Table 6.
b. Includes income from net pension cost, other than service cost of $175 million for the year ended June 30, 2025 ($194 million – June 30, 2024) (Table 6).
Table 4 below provides an interest rate and volume analysis of IBRD's interest revenue and borrowing expenses. The variance reflects the year-over-year change in interest income on loans, investments-
trading, and borrowing expenses between FY24 and FY25.
Table 4: Rate and Volume Analysis of Changes in Interest Revenue and Borrowing Expenses
In millions of U.S. dollars

	FY 2025 versus FY 2024
		Variance due to changes in
	Total Variance	Volume	Rate
Increase (decrease) in Interest revenue related to:
Loans	$(530)	$1,150	$(1,680)
Investments-Trading	107	600	(493)

(Increase) decrease in Interest expense related to:
Borrowings	$295	$(1,688)	$1,983

IBRD Management's Discussion and Analysis: June 30, 2025	13

Management’s Discussion and Analysis	Section III: Financial Results
As illustrated in Figure 1, investments are funded by borrowings, and loans are funded by borrowings and equity. Under IBRD’s pricing policy, the lending rates for IBRD’s loans are based on the underlying cost of the borrowings funding these loans, therefore, interest revenue, net of funding costs provides an overall view of IBRD’s net income generation. Table 5 below shows revenue on interest earning assets net of interest expenses from borrowings funding these assets and the other components of allocable income.
Table 5: Statement of Allocable Income (non-GAAP Measures)

In millions of U.S. dollars			Impact on income
For the fiscal year ended June 30,	2025	2024	Decrease	Increase
Revenue on interest earning assets
Loan interest margin [a]	$2,327	$2,119
Loan interest revenue from loans funded by equity	2,494	2,755
Loan interest revenue, net of funding costs (Table 43)	$4,821	$4,874
Other asset / liability management (ALM) derivatives, net (Table 3)	(1,293)	(1,726)
Investment revenue, net of funding costs (Table 43)	65	61
Total revenue on interest earning assets, net (Table 44)	$3,593	$3,209

Provision for losses on loans and other exposures, release (charge) (Table 3)	75	(94)
Net non-interest expenses (Table 6)	(1,582)	(1,434)
Commitment charges (Table 3)	152	149
Non-interest revenue - Other, net (Table 3)	170	42
Non-interest expenses - Other	(24)	(23)
Allocable Income	$2,384	$1,849

a. Represents the margin between loan returns and associated debt cost.
See Section XIV: Reconciliations of Components of Allocable Income and Table 9 for a reconciliation of the components of Table 3 and Table 5.
Results from Lending Activities
Loan Interest Revenue
Under IBRD’s pricing policy, the lending rates for all loans are based on the underlying cost of the borrowings funding these loans. After the effect of related derivatives, the loan and borrowing portfolios are based on variable interest rates (Figure 2). The portion of loans funded by equity is sensitive to changes in short-term interest rates.
Figure 2: Loan Interest Revenue and Funding
Cost (Including Related Derivatives)
In millions of U.S. dollars

Loan interest revenue (including related derivatives)
Loan funding cost (including related derivatives)
20,000
15,000
10,000
5,000
0
FY21
FY22
FY23
FY24
FY25

Figure 3: Loan Interest Revenue, Net of
Funding Costs a
In millions of U.S. dollars

Loan interest revenue, net of funding costs a
Loan interest revenue, net of funding costs a and Other ALM derivatives, net combined
6,000
4,000
2,000
0
FY21
FY22
FY23
FY24
FY25

a.Includes related derivatives.
IBRD’s FY25 loan interest revenue, net of funding costs was $4,821 million, a decrease of $53 million compared with $4,874 million in FY24 (Figure 3), primarily driven by the decrease in average interest rates on the portion of the loan portfolio which is sensitive to interest rate movements (Table 5). This was partially offset by the higher lending volume during the year. Other ALM derivatives moderate the impact

14	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section III: Financial Results
of interest rate changes on the portion of loans that is sensitive to interest rate movements, thereby partially stabilizing the net interest revenue earned from these loans (as illustrated in Figure 3). Other
ALM derivatives comprise interest rate swaps, which are used to convert the variable rate cash flows from these loans to fixed rate cash flows. The combined effect of the decrease in loan interest revenue, net of funding costs of $53 million and the decrease in interest expense from Other ALM derivatives, net of $433 million from FY24 to FY25, resulted in a total increase in net loan interest revenue of $380 million.
In October 2024, as a part of the package of measures to deliver on WBG's new vision and mission, the
Board approved adjustments to IBRD's loan pricing, which include: 1) establishing a grace period, during which no commitment fees are charged for the first four years for Investment Project Financing (IPF) and
Program-for Results Financing (PforRs); 2) removal of the prepayment premium; 3) introduction of a 7 year Short Maturity Loan (SML) with a maturity discount applied to the contractual spread; and 4)
expansion of the lowest pricing group to include all Climate Resilient Debt Clause (CRDC)-eligible IBRD borrowers under current eligibility requirements. See Section IV: Lending Activities for additional details on
CRDC.
Provision for losses on loans and other exposures
During FY25, IBRD recorded income from the release of provision for losses on loans and other exposures of $75 million compared to a $94 million expense in FY24. As the majority of IBRD’s loans carry variable interest rates, changes in forward interest rates impact the expected losses that are recorded through the provision for losses on loans and other exposures in the Statements of income.
Accordingly, the provision release in FY25 was primarily driven by the decrease in the loss given default
(severity) due to the decrease in the relevant implied forward interest rates in FY25. The severity reflects the expected losses from delays in receiving interest payments since IBRD does not charge interest on the portion related to overdue interest.
Figure 4: Change in Net Loans Outstanding
In billions of U.S. dollars

300
280
260
240
30.8
(16.0)
*
5.0
280.0
260.2
Net Loans outstanding as of June 30, 2024
Gross loan disbursements
Repayments and prepayments
Accumulated provision for loan losses
Translation adjustments and others
Net Loans outstanding as of June 30, 2025

Figure 5: Net Loans Outstanding
In billions of U.S. dollars
* Indicates amount less than $0.1 billion.
As of June 30, 2025, IBRD’s net loans outstanding totaled $280.0 billion, $19.8 billion or 8% higher than
June 30, 2024 (Figure 5). The increase was mainly attributable to $14.8 billion of net loan disbursements in FY25.
Gross disbursements were $30.8 billion, a decrease of $2.7 billion compared to FY24 (Table 13).

IBRD Management's Discussion and Analysis: June 30, 2025	15

Management’s Discussion and Analysis	Section III: Financial Results
Results from Investing activities
Net Investment Revenue
During FY25, IBRD’s net investment revenue increased by $4 million, compared to FY24 (Table 5). The increase was primarily driven by higher unrealized mark-to-market gains on the investments-trading portfolio, net in FY25, compared to FY24. This was largely offset by the higher funding costs that exceeded the increase in investment interest revenue in FY25. See Table 43.
Investments - Trading
IBRD’s Investments - Trading was $102.7 billion as of June 30, 2025 ($82.7 billion as of June 30, 2024).
See Figure 6 below and Note C: Investments in the Notes to the Financial Statements. The increase in the Investments - Trading was primarily due to the net new debt issuances that were higher than net loan disbursements during the year, and consistent with the higher target liquidity level in FY25 (see Section
VI: Investment Activities).
Figure 6: Investments - Trading
In billions of U.S. dollars

Government, agency and corporate obligations
Time deposits
Other investments
100
80
60
40
20
0
3.5
35.5
48.6
3.6
39.5
38.7
3.3
36.8
39.0
4.4
46.0
32.4
6.2
52.3
44.2
Jun 21
Jun 22
Jun 23
Jun 24
Jun 25

Figure 7: Investment Revenue, Net
In millions of U.S. dollars

250
200
150
100
50
0
(50)
FY21
FY22
FY23
FY24
FY25

Results from Borrowing activities
As of June 30, 2025, the borrowings were $306.2 billion, $44.4 billion higher than June 30, 2024 (Note E:
Borrowings in the Notes to the Financial Statements). The increase was primarily due to net new debt issuances of $31.0 billion during the year. The $64.5 billion of medium-and long-term debt raised during the year (Table 28) was diversified by investor profile and location, with an average maturity of 5.5 years.
The funds raised financed development lending operations and satisfied the liquidity requirements.
Figure 8: Borrowings (Original Maturities)
In billions of U.S. dollars

Short-term
Medium-and long-term
300
250
200
150
100
50
0
10.2
249.9
15.1
220.1
10.1
227.2
9.0
252.8
13.0
293.2
Jun 21
Jun 22
Jun 23
Jun 24
Jun 25

16	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section III: Financial Results
Net Non-Interest Expenses
As shown in Table 6, IBRD’s net non-interest expenses are primarily comprised of administrative expenses, net of revenue from externally funded activities, and include costs related to Bank-executed activities for trust funds and other externally funded activities. IBRD and IDA's administrative budget is a single resource envelope that funds the combined work programs of both entities. The allocation of net administrative expenses between IBRD and IDA is based on an agreed cost and revenue sharing methodology, approved by their Boards, which is primarily driven by the relative level of lending, knowledge services, and other services between these two entities.
Figure 9: Net Non-Interest Expenses (Reported Basis)
In millions of U.S. dollars
The increase in net non-interest expenses from FY24 to FY25, on both a reported basis and allocable income basis, was primarily driven by higher administrative expenses (Table 6).

Table 6: Net Non-Interest Expenses
In millions of U.S. dollars
For the fiscal year ended June 30,	2025	2024	Variance
Administrative expenses
Staff costs	$1,261	$1,178	$83
Travel	164	158	6
Consultant fees and contractual services	551	518	33
Pension service cost [a]	287	284	3
Communications and technology	105	99	6
Premises and equipment	133	126	7
Other expenses	21	16	5
Total administrative expenses [b] (Table 3)	$2,522	$2,379	$143
Contributions to special programs (Section V) (Table 3)	17	17	—
Revenue from externally funded activities: (Section V)
Reimbursable revenue – Bank-executed activities for trust funds	(604)	(612)	8
Reimbursable advisory services	(49)	(47)	(2)
Revenue - Trust funds administration	(91)	(99)	8
Restricted revenue (primarily externally financed outputs)	(5)	(8)	3
Revenue - Asset management services	(18)	(17)	(1)
Other revenue [c]	(180)	(177)	(3)
Total Revenue from externally funded activities (Table 3)	$(947)	$(960)	$13
Net non-interest expenses	1,592	1,436	156
Add: Inclusion of Net pension cost, other than service cost [d] (Table 3)	(175)	(194)	19
Net non-interest expenses - Reported Basis	$1,417	$1,242	$175
Adjustments to arrive at net non-interest expenses - non-GAAP measure
Less: Exclusion of Pension, Externally Financed Outputs (EFO) and Reserve Advisory and Management Partnership (RAMP) adjustments [e]	165	192	(27)
Net non-interest expenses - non-GAAP measure (Table 5)	$1,582	$1,434	$148

a. The pension service cost represents the cost of benefits attributable to services performed by employees for the Bank during the fiscal year. See Notes to Financial Statements, Note K: Pension and Other Post-Retirement Benefits.

b. Includes expenses related to Bank-executed activities for trust funds of $604 million for FY25 and $612 million for FY24.
c. Includes fee revenue associated with services provided to affiliated organizations of $116 million in FY25 ($112 million in FY24).
See Notes to Financial Statements, Note H: Transactions with Affiliated Organizations.

d. Amount is included in Non-interest expenses - Other in the Statements of Income (Table 3).
e. Components of this adjustment are included in Table 9.

IBRD Management's Discussion and Analysis: June 30, 2025	17

Management’s Discussion and Analysis	Section III: Financial Results
IBRD’s goal is to have its net administrative expenses covered by its loan interest margin (see components of loan spread in Box 1) and certain fee revenue, using a measure referred to as the Budget
Anchor. In FY25, IBRD’s Budget Anchor was 63.4%, an increase of 0.7% compared with 62.7% in FY24.
The increase was primarily due to the relative increase in net non-interest expenses outpacing the increase in budget anchor revenue (see Table 7 for details of the Budget Anchor components).

Table 7: Budget Anchor Ratio
In millions of U.S. dollars
For the fiscal year ended June 30,	2025	2024	Variance
Net non-interest expenses (Table 6)	$1,417	$1,242	$175
Pension, RAMP, EFO and other adjustments [a]	167	192	(25)
Total expenses for Budget Anchor	$1,584	$1,434	$150

Loan interest margin (Table 5)	2,327	2,119	208
Loan commitment fees (Table 3)	152	149	3
Guarantee fees	18	19	(1)
Total revenue for Budget Anchor	$2,497	$2,287	$210
Budget Anchor	63.4%	62.7%	0.7%
a.These adjustments are made to arrive at total expenses for Budget Anchor purpose.
Unrealized mark-to-market gains (losses) on non-trading portfolios, net
During FY25, the non-trading portfolios had $256 million of net unrealized mark-to-market gains ($289 million net unrealized mark-to-market gains in FY24). The decrease in gains was mainly driven by the unrealized market-to-market losses on loan related derivatives and borrowings, primarily due to the decrease in relevant interest rates.

Table 8: Unrealized Mark-to-Market Gains (Losses) on Non-trading Portfolios, Net
In millions of U.S. dollars
For the fiscal year ended June 30,	2025	2024	Variance
Loan related derivatives	$(1,372)	$(458)	$(914)
Other ALM derivatives, net	1,839	708	1,131
Borrowings, including related derivatives	(234)	9	(243)
Client operations and other derivatives, net	23	30	(7)
Unrealized mark-to-market gains (losses) on non-trading portfolios - Reported basis (Table 3)	$256	$289	$(33)

Loan Portfolio
Loans outstanding are reported at amortized cost on the Balance Sheets and therefore the mark-to-
market effect on loans is not reflected in reported net income. However, the derivatives used to convert the loans from fixed-rate to variable-rate instruments, for asset / liability management purposes, are reported at fair value. From an economic perspective, IBRD’s loans, after the effect of derivatives, carry variable interest rates and have a low sensitivity to the change in interest rates. The unrealized mark-to-
market losses on loan related derivatives were $914 million higher in FY25 compared to FY24, due to the more prominent decrease in relevant interest rates during the year. See Section IX: Risk Management for additional details on how IBRD uses derivatives in the loan portfolio.
Other ALM Portfolio
IBRD uses derivatives to stabilize its interest revenue from the portion of loans that is sensitive to changes in short-term interest rates. The Other ALM portfolio consists of derivatives which convert a portion of variable rate loan cash flows to fixed rate loan cash flows. In FY25, IBRD recorded unrealized mark-to-market gains of $1,839 million on this portfolio, primarily due to the decrease in relevant interest rates as of June 30, 2025 compared to June 30, 2024. The duration of this portfolio was 4.4 years as of
June 30, 2025, within the Board established limit of 5 years.

18	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section III: Financial Results
Borrowing Portfolio
IBRD’s borrowings and the related derivatives are reported at fair value, except for hybrid capital which is reported at amortized cost on the Balance Sheets. IBRD recorded $234 million of net unrealized mark-to-
market losses on IBRD’s borrowings at fair value and associated derivatives, due to the decrease in relevant interest rates as of June 30, 2025 compared to June 30, 2024. The unrealized mark-to-market losses on the borrowings at fair value were mainly driven by the decrease in relevant interest rates and exceeded the gains on the bond-related derivatives. The net unrealized mark-to-market losses on IBRD’s bonds exclude changes in IBRD’s own credit, referred to as the Debit Valuation Adjustment (DVA) on Fair
Value Option elected liabilities, which is instead recorded in AOCI. In FY25, the DVA was $991 million of unrealized mark-to-market gains, resulting mainly from the widening of IBRD’s credit spreads relative to the applicable reference rate during the year. This was primarily driven by the widening of spreads across euro sovereign, supranational, and agency markets. As of June 30, 2025, IBRD’s Balance Sheets included a cumulative DVA of $1,664 million of mark-to-market gains reflected in AOCI (See Notes to the
Financial Statements, Note J – Fair Value Disclosures).
Income Allocation
Management recommends allocations of income to the Board, at the end of each fiscal year, to augment reserves and support developmental activities. These allocations are based on allocable income. As illustrated in Table 9, the key differences between allocable income and net income are (i) expenses related to Board of Governors-approved transfers, (ii) non-functional currency translation adjustment gains and losses and (iii) unrealized mark-to-market gains and losses on IBRD’s non-trading portfolios, which are all excluded from allocable income.

Table 9: Allocable Income and Recommended Allocations
In millions of U.S. dollars
For the fiscal years ended June 30,	2025	2024
Net Income (Table 3)	$2,100	$2,142
Adjustments to Reconcile Net Income to Allocable Income:
Board of Governors-approved transfers (Table 3)	815	371
Currency remeasurement losses (gains), net [a] (Table 3)	44	(73)
Unrealized mark-to-market losses (gains) on non-trading portfolios, net [b]	(252)	(287)
Pension adjustment	(169)	(194)
Income from PEBP and PCRF investment holdings	(134)	(112)
EFO, RAMP, LPF1, GFPP and other adjustments [c]	(20)	2
Allocable Income (Table 5)	$2,384	$1,849

Recommended Allocations
General Reserve (Table 11)	1,182	834
Surplus (Table 11)	420	500
Transfer to IDA	782	515
Total Allocations	$2,384	$1,849

a. Currency remeasurements relating to assets and liabilities denominated in non-functional currencies.
b. Adjusted to exclude $4 million gains in FY25 ($2 million gains in FY24) reclassified to realized gains/losses.
c.Includes EFO income subject to contractual donor restrictions and transferred to Restricted Retained Earnings; RAMP-related revenue and expenses excluded under a Board-approved framework to ensure use solely for program delivery; and unrealized mark-to-market gains on IBRD Surplus-Funded Livable Planet Fund (LPF1) and Grant Facility for Project Preparation (GFPP)
investments, representing funds restricted for the specified uses; and unrealized mark-to-market gains/losses on certain positions in the investments-trading portfolio, if any.

IBRD Management's Discussion and Analysis: June 30, 2025	19

Management’s Discussion and Analysis	Section III: Financial Results
All of the adjustments between reported net income and allocable income are recommended by management and approved by the Board.
Adjustments to Net Income to arrive at Allocable Income:
Board of Governors-approved Transfers and Allocations
Board of Governors-approved transfers refer to the allocations recommended by the Board and approved by the Governors, as part of the prior year’s net income allocation process and subsequent decisions on uses of surplus, as well as on payments from restricted retained earnings. Since these amounts primarily relate to allocations out of IBRD’s FY24 allocable income or Surplus, they are excluded from FY25 reported net income in calculating FY25 allocable income.
During FY25, the Board of Governors approved the following transfers and allocations as shown in Table
10 below:

Table 10: Board of Governors-approved Transfers and Allocations
In millions of U.S. dollars
Date of approval	Amount	Retained Earnings Source	Beneficiary
Board of Governors-approved Transfers Reported in the Statements of Income [a]:
September 9, 2024	$100	Surplus	Trust Fund for Gaza and West Bank
September 18, 2024	200	Surplus	Trust Fund for Gaza and West Bank
September 18, 2024	515	FY24 allocable income	IDA
Total	$815

Board of Governors-approved Allocations Reported as Reclassifications Within Retained Earnings:
September 18, 2024	$200	Surplus	IBRD Surplus-Funded Livable Planet Fund (LPF1) [b]
January 17, 2025	100	Surplus	Grant Facility for Project Preparation (GFPP) [c]
Total	$300

a. These transfers are unconditional and expensed upon approval.
b. For the fiscal year ended June 30, 2025, less than $0.5 million of grants were expensed by the LPF1.
c. The Grant Facility for Project Preparation (GFPP) provides grants to support preparation of World Bank financed lending operations. The GFPP is currently financed by IBRD's surplus and is established for an initial period of 7 years. For the fiscal year ended June 30, 2025, no grants were expensed by the GFPP.

Currency remeasurement gains/losses, net
Remeasurement gains and losses relating to non-functional currencies are reflected in reported net income. Since these are unrealized gains/losses that relate to asset/liability positions still held by IBRD, they are excluded from reported net income to arrive at allocable income and reflected in Other Reserves within Retained Earnings (Table 11).
Unrealized mark-to-market gains (losses) on non-trading portfolios, net
These mainly comprise unrealized mark-to-market gains and losses on the loan, borrowing, and other
ALM portfolios as previously discussed. Since IBRD expects to maintain its non-trading portfolio positions to maturity, the unrealized mark-to-market gains and losses on these positions are transitory and will reduce to zero at maturity. For that reason, these gains and losses are excluded from net income to arrive at allocable income and are reflected in Cumulative Fair Value Adjustments within Retained Earnings
(Table 11).

20	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section III: Financial Results
Pension, PEBP and PCRF adjustments
The Pension adjustment reflects the difference between the accounting expense and IBRD’s cash contributions to the pension plans, the Post-Employment Benefit Plan (PEBP), and the Post-Retirement
Contribution Reserve Fund (PCRF). It also includes investment revenue earned on the PEBP and PCRF assets. The PCRF was established by the Board to stabilize contributions to the pension and post-
retirement benefits plans. Management bases allocation decisions on IBRD’s cash contributions to the pension plans, PEBP and PCRF, rather than pension accounting expenses. In addition, Management has designated the income from these assets to meet the future needs of the pension plans. As a result,
PEBP and PCRF investment revenues are excluded from allocable income and reflected in Pension
Reserves within Retained Earnings (Table 11).
Externally Financed Outputs (EFO)
Under certain arrangements (such as Externally Financed Outputs), IBRD enters into agreements with donors under which it receives grants to finance specified IBRD outputs or services. These funds may be utilized only for the purposes specified in the agreements and are, therefore, considered restricted until
IBRD has fulfilled those purposes. Management excludes amounts arising from these arrangements from allocable income because IBRD has no discretion over the use of the related funds. In line with this, in
FY25, income of $3 million was transferred out of Restricted Retained Earnings within Retained Earnings
(Table 11). Consequently, the net balance of these restricted funds decreased by the same amount.
RAMP
Under the Board-approved framework, RAMP fees are dedicated for the purpose of providing technical assistance and asset management services to external clients. Due to the potential timing mismatch between fee revenue (recognized as earned) and program expenditures (recognized when incurred), fees earned in a given fiscal year may be used to provide services in a future fiscal year. To ensure that RAMP revenues are only used for the delivery of RAMP services, and not allocated for other purposes, any difference between fee revenue and expenses from RAMP included in reported net income are excluded to arrive at allocable income. Allocable income for FY25 was adjusted for the $1 million excess of RAMP expenses over the fee revenue from RAMP (Table 9) and is reflected in Other Reserves within Retained
Earnings.
LPF1 and GFPP
LPF1 was funded by IBRD to finance eligible activities in order to incentivize solutions to address global challenges with cross-border externalities. GFPP was funded by IBRD to provide grants to support preparation of financed lending operations. Unutilized funds in both facilities were invested in an investment pool and recorded at fair value in IBRD’s Investment-Trading portfolio. Periodic changes in the investment value are recorded as unrealized mark-to-market gains/losses on trading portfolios and are excluded to arrive at Allocable income. Allocable income for FY25 was adjusted for $24 million unrealized mark-to-market gains on investments related to LPF1 and GFPP and is reflected in Other Reserves within
Retained Earnings.
Unrealized mark-to-market gains (losses) on certain positions in the investments-trading portfolios, net
This adjustment applies to trades where the unrealized gains and losses on derivative forward contracts are recorded in the Statements of Income and the underlying physical assets being purchased and sold are recorded at amortized cost during the holding period. In these cases, the unrealized gains and losses on the forward contract at the end of the reporting period, if any, are excluded from net income when calculating allocable income and reflected in Restricted Retained Earnings within Retained Earnings
(Table 11). As of June 30, 2025, there were no active trades requiring adjustment.

IBRD Management's Discussion and Analysis: June 30, 2025	21

Management’s Discussion and Analysis	Section III: Financial Results
Income Allocation and Retained Earnings
Allocable income is net income after certain adjustments (Table 9). The Governors determine the allocation of income at the end of every fiscal year into the following categories: General reserves,
Surplus, and transfers to IDA. In making their decisions, Governors take the overall financial standing of
IBRD into consideration.
Annual IDA transfer recommendations are subject to approval by the Governors as part of the net income allocation process in accordance with IBRD’s Articles. There is a Board approved formula-based approach for determining IBRD’s transfers to IDA. The approach links proposed transfers to IDA with
IBRD’s allocable income for the year. Cumulative transfers to IDA, since IDA’s first replenishment totaled
$17.3 billion.
Allocable income in FY25 was $2,384 million ($1,849 million - FY24), and out of this, the Board approved the allocation of $1,182 million ($834 million - FY24) to the General Reserve on August 7, 2025 (August 6,
2024 - FY24), and the Board recommended to IBRD’s Board of Governors a transfer of $782 million
($515 million - FY24) to IDA and $420 million ($500 million - FY24) to Surplus. Further, the Board recommended to IBRD's Board of Governors the following transfers out of Surplus: $300 million transfer to the IBRD Trust Fund for Gaza and West Bank, $100 million to GFPP and $20 million to LPF1 (Table
11).
As shown in Table 9, the Board recommends and the IBRD’s Governors approve allocations of income, at the end of each fiscal year, to augment reserves and support developmental activities. Therefore, reserves in the form of Retained Earnings consist of cumulative amounts allocated to components of
Retained Earnings (see Notes to the Financial Statements, Note A: Summary of Significant Accounting
and Related Policies and Note G: Board of Governors Approved Transfers).
The components of Retained Earnings, reflecting the subsequent recommended allocations of FY25 net income by the Board are summarized below:
Table 11: Retained Earnings Composition
In millions of U.S. dollars

	Special Reserve	General Reserve		Pension Reserve	Surplus	Cumulative Fair value Adjustments	Unallocated Net Income (Loss)	Restricted Retained Earnings	Other Reserves [a]	Total
As of June 30, 2025	$293	$34,058		$987	$—	$1,390	$2,915	$11	$729	$40,383
Recommended:
Net income allocation	—	1,182		303	420	252	(2,133)	(3)	(21)	—
Board of Governors- approved transfers funded from Surplus and other transfers [c]	—	—		—	(420)	—	300	—	120	—
Total after recommended allocations	$293	$35,240	[b]	$1,290	$—	$1,642	$1,082	$8	$828	$40,383

a. Comprised mainly of currency remeasurement gains/losses, unutilized portion of the IBRD Fund for Innovative Global Public
Goods Solutions (subsequently renamed the IBRD Surplus-Funded Livable Planet Fund or LPF1) and the unutilized portion of the GFPP.

b. Included as a component of usable equity in Table 33.
c. A concurrent transfer is recommended to be made from Surplus to Unallocated Net Income (Loss) and/or Other Reserves for all
transfers reported in the Statements of Income and authorized to be funded from Surplus.

22	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section IV: Lending Activities

Section IV: Lending Activities
IBRD provides financing instruments and knowledge services to creditworthy middle-income and low-
income countries, while ensuring that social, environmental, and governance considerations are taken into account. Country teams with an understanding of each country’s circumstances work with clients to tailor the mix of instruments, products, and services. For FY26, countries with 2025 per capita Gross
National Income (GNI) of more than $1,325 are eligible for new lending from IBRD.
Through its country-based engagement, IBRD focuses on borrower countries' priorities while also taking into consideration its corporate priorities, including addressing global challenges.
Projects and programs supported by IBRD are designed to achieve a positive social impact and undergo a rigorous review and internal approval process, aimed at safeguarding equitable and sustainable economic growth, that includes early screening to identify environmental and social impacts and designing mitigation actions.
Financing cycles involve identifying and appraising a project and approving and disbursing the funds. In response to emergency situations, such as natural disasters and crises, IBRD is able to accelerate the preparation and approval cycle.
Loan disbursements must meet the requirements set out in loan agreements. During implementation of
IBRD-supported operations, IBRD’s staff review progress, monitor compliance with IBRD policies, and help resolve any problems that may arise. The Independent Evaluation Group, an independent unit reporting directly to the Board, evaluates the extent to which operations have met their development objectives.
All IBRD loans, are made to, or guaranteed by, member countries. IBRD may also make loans to IFC without any guarantee. In most cases, IBRD’s Board approves each loan and guarantee after appraisal of a project by staff. Under the Multiphase Programmatic Approach, the Board may approve an overall program framework, its financing envelope and the first appraised phase, and then authorize
Management to appraise and commit financing for later program phases.
Net Lending Commitments and Gross Disbursements
IBRD provided $40.9 billion of new net loan commitments in FY25, through 139 operations, an increase of
$3.3 billion (9%) compared to FY24.

Table 12: Net Commitments by Region
In millions of U.S. dollars
For the fiscal year ended June 30,	2025	% of total	2024	% of total	Variance
Eastern and Southern Africa	$2,920	7%	$2,914	8%	$6
Western and Central Africa	912	2	1,725	5	(813)
East Asia and Pacific	6,430	16	6,788	18	(358)
Europe and Central Asia	10,478	26	9,302	25	1,176
Latin America and the Caribbean	12,389	30	9,463	25	2,926
Middle East and North Africa	5,166	13	4,233	11	933
South Asia	2,590	6	3,143	8	(553)
Total	$40,885	100%	$37,568	100%	$3,317

IBRD Management's Discussion and Analysis: June 30, 2025	23

Management’s Discussion and Analysis	Section IV: Lending Activities

Table 13: Gross Disbursements by Region
In millions of U.S. dollars
For the fiscal year ended June 30,	2025	% of total	2024	% of total	Variance
Eastern and Southern Africa	$1,228	4%	$3,126	9%	$(1,898)
Western and Central Africa	1,263	4	240	1	1,023
East Asia and Pacific	4,064	13	5,492	16	(1,428)
Europe and Central Asia	8,056	26	10,574	32	(2,518)
Latin America and the Caribbean	7,828	26	6,305	19	1,523
Middle East and North Africa	4,376	14	3,332	10	1,044
South Asia	3,964	13	4,381	13	(417)
Total	$30,779	100%	$33,450	100%	$(2,671)

Lending Categories
IBRD’s lending is classified in three categories: investment project financing, development policy financing, and program-for-results (Figure 10).
Investment Project Financing (IPF)
IPF provides financing for a wide range of activities aimed at creating the physical and social infrastructure necessary to reduce poverty and create sustainable development. IPF generally disburses over 5 to 10-years. FY25 net IPF commitments were $17.5 billion, compared with $14.6 billion in FY24.
Development Policy Financing (DPF)
DPF supports borrowers in achieving sustainable development through programs of policy and institutional actions. Examples of DPF projects include strengthening public financial management, improving the investment climate, addressing bottlenecks to improve service delivery, and diversifying the economy. DPF supports reforms through non-earmarked general budget financing. DPF provides fast-
disbursing financing to help borrowers address actual or anticipated financing requirements. FY25 net
DPF commitments were $16.6 billion, compared with $15.9 billion in FY24.
Program-for-Results (PforR)
PforR helps countries improve the design and implementation of their development programs and achieve specific results by strengthening institutions and building capacity. PforR disburses when agreed results are achieved and verified. Results are identified and agreed upon during the loan preparation stage. FY25 net PforR commitments were $6.8 billion, compared with $7.1 billion in FY24.
Figure 10: Percentage Share of Lending Categories for Annual Net Commitments
In billions of U.S. dollars, except rates in percentages

24	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section IV: Lending Activities
Currently Available Lending Products
As of June 30, 2025, 86 member countries were eligible to borrow from IBRD. See Appendix for a list of eligible countries.
IBRD Flexible Loans (IFLs)
IFLs allow borrowers to customize their repayment terms (i.e., grace period, repayment period, and amortization profile) to meet their debt management or project needs. The IFL previously offered two types of loan terms: variable-spread terms and fixed-spread terms. Effective April 1, 2021, IBRD’s offering of loans on fixed spread terms as well as a related conversion feature from the variable spread terms to fixed spread terms was suspended (see Section IX: Risk Management). As of June 30, 2025, 78% of
IBRD’s loans outstanding carried variable-spread terms and 22% had fixed-spread terms. See Table 16 for details of loan terms for IFL loans.
IFLs include options to manage the currency and/or interest rate risk over the life of the loan. The outstanding balance of loans for which currency or interest rate conversions have been exercised was
$58.2 billion as of June 30, 2025 and $52.7 billion as of June 30, 2024. IFLs may be denominated in the currency or currencies chosen by the borrower if IBRD can efficiently intermediate in that currency or currencies. Using currency conversions, some borrowing member countries have converted their IBRD loans into domestic currencies to reduce their foreign currency exposure for projects or programs that do not generate foreign currency revenue. These local currency loans may carry fixed or variable-spread terms. The balance of local currency loans outstanding was $2.9 billion as of June 30, 2025 and $3.2 billion as of June 30, 2024, respectively. Box 1 below shows the components of the spread on IBRD’s
IFLs and how these are determined.
Box 1: Components of Loan spread
Contractual lending spread
Subject to the Board's periodic review
Maturity Premium
Funding Cost Margin
Set by Management based on the
market
Subject to the Board's periodic review
FSL Market Risk Premium *
*This is only applicable to fixed spread loans which are not currently offered.
IBRD offers long-term financing for member countries. Since IBRD introduced maturity-based pricing in
2010, most countries continue to choose loans with the longer maturities with a higher maturity premium, highlighting the value of longer maturities to member countries.

IBRD Management's Discussion and Analysis: June 30, 2025	25

Management’s Discussion and Analysis	Section IV: Lending Activities

Table 14: Net Commitments by Maturity
In millions of U.S. dollars
	For the fiscal year ended
Maturity	June 30, 2025	June 30, 2024
< 8 years	$826	$1,477
8-10 years	7,929	7,498
10-12 years	5,250	7,020
12-15 years	7,901	4,425
15-18 years	3,269	4,086
>18 years	14,754	12,395
Guarantee Commitments	956	667
Total Net Commitments	$40,885	$37,568

Loans with Other Financial Terms Currently Available
In addition to IFLs with standard terms, IBRD offers loans with a deferred drawdown option, Special
Development Policy Loans (SDPLs), loan-related derivatives, and loans to IFC (Box 2).
Box 2: Loans with Other Financial Terms as of June 30, 2025

Loans with Other Financial Terms	Description
Loans with a Deferred Drawdown Option
The DPF with a Deferred Drawdown Option (DPF DDO) gives borrowers the flexibility to rapidly obtain the financing they require.  For example, such funds could be needed owing to a shortfall in resources caused by unfavorable economic events, such as declines in growth or unfavorable shifts in commodity prices or terms of trade. The Catastrophe Risk DDO (CAT DDO) enables borrowers to access immediate funding to respond rapidly in the wake of a natural disaster and/or public health emergency caused by a biological event. The Investment Project Financing DDO (IPF DDO) provides clients with contingent financing for specific investment project expenditures to increase financial preparedness for certain crisis response needs. Under the DPF DDO, borrowers may defer disbursement for up to three years, renewable for an additional three years. Under the IPF DDO, borrowers may defer disbursement for up to five years, renewable for an additional three years. The CAT DDO has a revolving feature and the three-year drawdown period may be renewed up to four times, for a total maximum drawdown period of 15 years (Table 16). As of June 30, 2025, the amount of DDOs disbursed and outstanding was
$9.5 billion (compared to $9.5 billion as of June 30, 2024). The undisbursed amount of effective DDOs was $1.1 billion (compared to $0.5 billion a year earlier), and the undisbursed amount of disbursing
DDOs was $1.0 billion (compared to $0.7 billion as of June 30, 2024).

Special Development Policy Loans (SDPLs)
SDPLs support structural and social reforms by creditworthy borrowers that face a possible financial crisis or are already in a crisis and have extraordinary and urgent external financing needs. There were no amounts outstanding as of June 30, 2025 and June 30, 2024. IBRD made no new SDPL commitments in either FY25 or FY24.

Loan-Related Derivatives
IBRD assists its borrowers with access to risk management tools by offering derivative instruments, including currency and interest rate swaps and interest rate caps and collars, associated with their loans. These instruments may be executed either under a master derivatives agreement, which substantially conforms to industry standards, or under individually negotiated agreements. Under these arrangements, IBRD passes through the market cost of these instruments to its borrowers. The balance of loans outstanding for which borrowers had entered into currency or interest rate derivative transactions under a master derivatives agreement with IBRD was $7.0 billion as of June 30, 2025 and
$8.9 billion as of June 30, 2024.

Loans with IFC
IBRD provides loans to IFC in connection with the release of a member's National Currency Paid-In
Capital (NCPIC) to IBRD (See Section VIII: Capital Activities for explanation of NCPIC). There were no loans outstanding as of June 30, 2025 and June 30, 2024.

Lending Terms Applicable to IBRD Products
The current pricing structure classifies member countries into four pricing groups, based on income and other factors, and relates the maturity premium to the exemptions, discounts or surcharges applicable to each pricing group (Table 15).
3 Eligible borrowers are IBRD Small State Economies, members of the Small States Forum, and Small Island Developing States as defined by the
United Nations.

26	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section IV: Lending Activities
Table 15: Country Pricing Group and Maturity Premium (in Basis Points)

Country pricing group	Description	Maturity Premium a d

A
Blends [b], small states, countries in fragile and conflict-affected situations (FCS), recent
IDA graduates, and CRDC-eligible countries. These countries are exempt from the maturity premium increase regardless of their income levels.
0-50 [c]
B	Countries below or equal to GDI (Graduation Discussion Income) which do not qualify for an exemption listed in Group A.	0-70
C	Countries above-GDI, but below high-income status and which do not qualify for an exemption listed in Group A.	0-90
D	Countries with high income status and which do not qualify for an exemption listed in Group A.	5-115
a. Based on the weighted average maturity of the loan, borrower’s income, and other factors, approved by the Board and reviewed annually.
b. Countries eligible for IDA and IBRD loans.
c. Member countries in group A are exempt from the maturity premium increase applicable from July 1, 2018.
d. For IBRD loans with a final maturity of up to 7 years, there is a maturity premium discount of 20bps. This discount is applied to the overall lending spread.

Table 16: Loan Terms Available During Financial Year Ended June 30, 2025
Basis points, unless otherwise noted
	IBRD Flexible Loan (IFL) a b	Special Development Policy Loans (SDPL)
	Variable-spread Terms
Final maturity [f]	35 years [c]	10 years
Maximum weighted average maturity	20 years [c]	7.5 years
Reference market rate	Market-based variable rate index	Market-based variable rate index
Spread
Contractual lending spread [f]	50	min. 200
Maturity premium [f]	0-115 [d]	—
Funding cost margin	Actual average funding cost incurred during the preceding six- month period	—
Charges
Front-end fee	25	100
Late service charge on principal payments received after 30 days of due date [e]	50	—
Commitment fee [g]	25	25

Other financial terms for DDOs [h]
	DPF DDO and IPF DDO	CAT DDO
Front-end fee	25	50
Renewal fee	—	25
Stand-by fee	50	—
Commitment fee	—	—
a.There is an implicit floor of zero on the overall interest rate in IBRD’s loans.
b. Effective April 1, 2021, IBRD suspended offering loans with fixed spread terms.
c. For some projects addressing global challenges with cross border externalities, the maximum loan maturity is extended to up to
50 years and the maximum weighted average maturity is extended to up to 25 years.
d. Based on the weighted average maturity of the loan and on country pricing group.
e. See Box 6 in Section IX: Risk Management for a discussion of overdue payments.
f. IBRD offers a 7-year final maturity loan with a 20bps maturity discount.
g. Effective October 15, 2024, the Board approved a grace period of 4 years for IPF and PforR commitment fees.
h. The financial terms not listed separately for DDOs are the same as those presented above for IFLs.

Climate Resilient Debt Clause (CRDC)
IBRD offers CRDCs for eligible new and existing loans (with minimum remaining maturity of five years), for certain borrowers3. CRDCs allow eligible borrowing countries to defer payments of principal and/or

IBRD Management's Discussion and Analysis: June 30, 2025	27

Management’s Discussion and Analysis	Section IV: Lending Activities
interest (and other loan charges) for up to two years after an eligible event. After the deferral period, the borrower will restart payments of the deferred amounts according to a modified amortization schedule that maintains the original weighted average maturity of the loan and does not extend the final maturity date.
The eligible events when the clause was first offered were tropical cyclones and earthquakes. In October
2024, the Board approved an extension of the covered events to include all natural catastrophes, including droughts, floods, and public health emergencies caused by a biological event. Total IBRD loans outstanding as of June 30, 2025, for the 24 countries (including Blend countries) that are eligible to adopt the clause for CRDCs was $6.0 billion.
Loans Outstanding
As of June 30, 2025, 78% of loans outstanding were denominated in U.S. dollars, 20% were denominated in euros and 2% were denominated in other currencies, before the use of derivatives. The interest and currency profile of loans outstanding after the use of derivatives for risk management purposes is discussed under Market Risk in Section IX: Risk Management.
Table 17 illustrates a breakdown of IBRD's loans outstanding by interest rate structure.

Table 17: Loans Outstanding by Interest Rate Structure, Excluding Derivatives
In millions of U.S. dollars, except for ratios
June 30, 2025						June 30, 2024
Product terms	Total	% of Total	Of which reference rate is	Total	% of Total	Product terms	Total	% of Total	Of which reference rate is	Total	% of Total
Fixed Spread Loans	$63,118	22%	Fixed	$30,799	11%	Fixed Spread Loans	$63,170	24%	Fixed	$31,110	12%
			Variable	32,319	11				Variable	32,060	12
Variable Spread Loans	219,972	78	Fixed	26,078	9	Variable Spread Loans	200,020	76	Fixed	20,362	8
			Variable	193,894	69				Variable	179,658	68
Total	$283,090	100%		$283,090	100%		$263,190	100%		$263,190	100%

Table 18 below illustrates a breakdown of IBRD’s undisbursed balances by financial loan terms.
Table 18: Undisbursed Balances by Loan Terms
In millions of U.S. dollars, except ratios which are in percentages

As of June 30,	2025	%	2024	%
Variable Spread terms	$86,643	94%	$77,294	91%
Fixed Spread terms	5,702	6	7,764	9
Total	$92,345	100%	$85,058	100%

28	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section V: Other Development Activities

Section V: Other Development Activities
IBRD continues to deliver value to its client countries through its knowledge services, convening power, and capacity to implement solutions that address global issues where coordinated action is critical.
IBRD also assists clients with designing financial products and structuring transactions to help mobilize resources for development projects and mitigate the financial effects of market volatility and disasters.
Other financial products and services provided to borrowing member countries, and to affiliated and non-
affiliated organizations, include financial guarantees, grants, externally-funded activities, and advisory services and analytics.
Guarantees
Guarantees provided
IBRD offers project-based and policy-based guarantees for priority projects and programs in member countries. IBRD also offers guarantees for enclave operations. Project-based guarantees are provided to mobilize private financing for projects; they are also used to mitigate projects’ payment- and performance-
related risks. Policy-based guarantees are provided to mobilize private financing for sovereigns or sub-
sovereigns. IBRD’s guarantees are partial and are intended to provide only the coverage necessary to obtain the required private financing, considering country, market and, if appropriate, project circumstances. All guarantees require a sovereign counter-guarantee and indemnity, comparable to the requirement of a sovereign guarantee for IBRD lending to sub-sovereign and non-sovereign borrowers
(Box 3). On July 1, 2024, the WBG Guarantee Platform, maintained by MIGA, was launched to bring together products and experts from the World Bank, IFC, and MIGA and aims to boost WBG guarantee issuances for all entities.
Box 3: Types of Guarantees Provided by IBRD

Guarantee	Description
Project-based guarantees
Two types of project-based guarantees are offered:
1.Loan guarantees: these cover loan-related debt service defaults caused by the government’s failure to meet specific payment and/or performance obligations arising from contract, law or regulation, in relation to a project. Loan guarantees include coverage for debt service defaults on: (i) commercial debt, normally for a private sector project where the cause of debt service default is specifically covered by IBRD’s guarantee; and, (ii) a specific portion of commercial debt irrespective of the cause of such default, normally for a public-sector project.
2.Payment guarantees: These cover payment default on non-loan related government payment obligations to private entities and foreign public entities arising from contract, law or regulation.

Policy-based guarantees
These cover debt service default, irrespective of the cause of such default, on a specific portion of commercial debt owed by national or sub national government and associated with the supported government’s program of policy and institutional actions.

Guarantees for enclave operations
IBRD extends guarantees for projects in IDA-only member countries that (i) are expected to generate large economic benefits with significant developmental impact in the member country; and (ii) cannot be fully financed out of the country’s own resources, IDA resources, or other concessional financing. The provision of IBRD support to enclave operations is subject to credit enhancement features that adequately mitigate IBRD’s credit risk.

In addition, IBRD has entered into the following arrangements, which are treated as financial guarantees under U.S. GAAP:
IBRD has a Multilateral Development Bank (MDB) Exposure Exchange Agreement (EEA) with the African
Development Bank (AfDB) and the Inter-American Development Bank (IADB). Under this EEA, each MDB exchanged credit risk exposure of a reference portfolio supported by underlying loans to borrowing member countries. For each MDB, EEAs through diversification benefits, help reduce credit risk at the portfolio level; improve the risk-weighted capital ratios especially by addressing exposure concentration concerns; and create lending headroom for individual borrowing countries where MDBs may be constrained. The EEA involved the receipt of a guarantee and the provision of a guarantee against nonpayment in the reference portfolio by each MDB to the other. The guarantee received and the

IBRD Management's Discussion and Analysis: June 30, 2025	29

Management’s Discussion and Analysis	Section V: Other Development Activities
guarantee provided are two separate transactions: (a) a receipt of an asset for the right to be indemnified and receive risk coverage (recoverable asset) and (b) the provision of a financial guarantee, respectively
(see Notes to the Financial Statements, Note D: Loans and Other Exposures).

Table 19: Exposure Exchange Agreements
In millions of U.S. dollars
As of June 30,	2025		2024
	Guarantee Received	Guarantee Provided	Guarantee Received	Guarantee Provided

Exposure Exchange Agreement
IADB	2,021	2,021	2,021	2,021
AfDB	1,588	1,588	1,588	1,588
MIGA	—	—	2	—
Total notional	$3,609	$3,609	$3,611	$3,609

IBRD’s exposure on its guarantees was $7.4 billion as of June 30, 2025 compared to $7.1 billion as of
June 30, 2024 (Table 20). Exposure is measured by discounting each guaranteed amount from its next call date.

Table 20: Guarantees Exposure
In million U.S. dollars
As of June 30,	2025		2024
Guarantees (project, policy and enclave)	$3,818		$3,488
Exposure Exchange Agreements	3,609		3,609
Total	$7,427	$7,427	$7,097

Guarantees received
As part of its development activities, IBRD also receives third-party guarantees to enhance the credit quality of its loan portfolio and increase its lending capacity.
Credit enhancement arrangements: As of June 30, 2025, IBRD had $11.3 billion of outstanding loans under which bilateral guarantees were received from highly rated member countries or other Multilateral
Development Banks ($8.9 billion as of June 30, 2024).
In addition, as of June 30, 2025, IBRD received total notional value of $1.1 billion portfolio guarantees from 2 highly rated member countries, under its new Portfolio Guarantee Platform (PGP).
The bilateral guarantees and guarantees under the PGP serve as credit enhancements and reduce
IBRD's internal risk capital requirements. Guarantees that are contractually attached to the loan reduce the exposure at risk in computing the loan loss provision. Guarantees that are not contractually attached to the loan (including the PGP), are recorded as a recoverable asset and included in Other assets on the
Balance Sheet (see Notes to the Financial Statements, Note D - Loans and Other Exposures).
IBRD has also received other forms of credit enhancements for loans outstanding totaling $2.5 billion as of June 30, 2025 ($2.0 billion as of June 30, 2024), that protect IBRD against the risk of loss on certain loans in IBRD's portfolio. These credit enhancements are accounted for as derivatives at fair value and are included in Other assets - Miscellaneous on IBRD’s Balance Sheet as they do not meet the accounting definition of guarantees.

30	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section V: Other Development Activities

Table 21: Credit Enhancements Received
In millions of U.S. dollars
As of June 30,	2025	2024
Bi-lateral Guarantees Received
Borrowing Country With Loan Guarantees
Brazil	185	200
Egypt, Arab Republic of	138	142
Indonesia	350	350
Iraq	324	359
Jordan	333	367
Morocco	123	155
Philippines	200	220
Ukraine	9,685	7,057
Total Outstanding	$11,338	$8,850

Portfolio Guarantees Received	1,070	—

Other Credit Enhancements Received
Borrowing Country With Other Credit Enhancements
India	1,000	1,000
Ukraine	1,500	1,016
Total Outstanding	$2,500	$2,016

Total Guarantees and Credit Enhancements Received	$14,908	$10,866

Grant Making Facilities
Grant Making Facilities (GMFs) are funded by IBRD's contributions to specific trust funds and are complementary to IBRD’s work. IBRD deployed $17 million under this program in FY25 ($17 million in
FY24). These amounts are reflected in Contributions to Special Programs in IBRD’s Statements of
Income, after IDA’s share is determined in accordance with the cost sharing ratio.
Externally-Funded Activities
Mobilization of external funds from third-party partners includes trust funds. Additional external funds include reimbursable funds and revenues from fee-based services to member countries, which are related to EFOs (Externally Financed Outputs), RAS (Reimbursable Advisory Services), and other financial products and services, including RAMP.
Trust Funds
Trust Funds receive money from donors that provide development solutions that serve member recipients and donors. Trust funded partnerships often serve as a platform for IBRD and the partners to access
WBG’s diverse technical and financial resources, and achieve development goals whose complexity, scale, and scope exceed any individual partner’s capabilities. IBRD’s roles and responsibilities in managing trust funds depend on the type of fund, outlined as follows:
•Bank-executed activities for trust funds: IBRD, alone or jointly with one or more of its affiliated organizations, manages the funds and implements the activities financed. These trust funds support
IBRD’s work program. IBRD disbursed $604 million in FY25 ($612 million in FY24) of trust fund program funds, which was included in Non-interest expenses, Administrative in IBRD's Statements of Income with corresponding revenue included in Non-interest revenue, Revenue from externally funded activities (Table 6).
•Recipient-executed activities for trust funds: Funds are provided to a third party, normally in the form of project grant financing, and are supervised by IBRD.

IBRD Management's Discussion and Analysis: June 30, 2025	31

Management’s Discussion and Analysis	Section V: Other Development Activities
•Financial Intermediary Funds (FIFs): IBRD, as trustee, administrator, or treasury manager, offers specific administrative or financial services with a limited operational role. Arrangements include the administration of debt service trust funds, fiscal agency funds and other more specialized limited fund management roles.
IBRD uses a cost recovery framework for trust funds, to recover the costs of performing agreed roles in administering trust funds, and is guided by principles of transparency, fairness, simplification, standardization, predictability and consistent treatment across all trust fund donors.
Management continues to implement measures to improve planning, support sustainability and enhance alignment of external funds with mission priorities through greater use of umbrella trust fund programs.
During FY25, IBRD’s share of fees from trust fund administration was $91 million ($99 million in FY24), which is included in Revenue from externally funded activities (Table 3) on the Reported basis. On an
Allocable income basis, this amount is part of Net non-interest expenses (Table 6). See Notes to Financial
Statements, Note L: Trust Funds Administration and Other Services. The decrease in fees was mainly driven by lower disbursements to the trust funds.
Reimbursable Advisory Services (RAS)
While most of IBRD’s advisory and analytical work is financed by its own budget or donor contributions
(e.g., Trust Funds), clients may also pay for services. IBRD offers technical assistance and other advisory services to its member countries, in connection with, and independent of, lending operations. Available services include, for example, assigning qualified professionals to survey developmental opportunities in member countries; analyzing member countries fiscal, economic, and developmental environments;
helping members devise coordinated development programs; and improving their asset and liability management techniques. In FY25, IBRD earned revenue of $49 million ($47 million in FY24) from RAS, which is included in Revenue from externally funded activities (Table 3) on the Reported basis. On an
Allocable income basis, this amount is part of Net non-interest expenses (Table 6).
Externally Financed Outputs (EFOs)
IBRD offers donors the ability to contribute to specific projects and programs. EFO contributions are recorded as restricted revenue when received because they are grants for contractually specified purposes. In FY25, IBRD had $5 million of restricted revenue, compared with $8 million in FY24, which are included in Net non-interest expenses – reported basis in Table 6.
Restrictions are released once the funds are used for the purposes specified by donors. In FY25, there was a release of $8 million ($8 million in FY24).
Other Financial Products and Services
Managing Financial Risks for Clients
IBRD helps member countries build resilience by facilitating access to risk management solutions to mitigate the financial effects of currency, interest rate, and commodity price volatility, disasters, and extreme weather events.

32	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section V: Other Development Activities
Box 4 below lists some financial solutions and disaster risk financing instruments IBRD offers:
Box 4: Financing Instruments

Hedging Transactions	Disaster Risk Financing

Interest Rate
Catastrophe Derivatives and Bonds
Insurance and Reinsurance
Regional Pooling Facilities
Currency
Commodity Price
IBRD also intermediates the following risk management transactions for clients:
•Affiliated Organization: To assist IDA with its asset/liability management IBRD executed currency forward contracts on its behalf. There were no open trades as of June 30, 2025.
•Unaffiliated Organization: To assist the International Finance Facility for Immunization (IFFIm) with its asset/liability management strategy, IBRD executes currency and interest rate swaps on its behalf. In addition, IBRD, as Treasury Manager, is a counterparty to IFFIm and enters into offsetting swaps with market counterparties. During FY25, IBRD did not execute any swaps under this agreement.
(See Section IX: Risk Management, for a detailed discussion of IBRD’s risk mitigation of these derivative transactions).
Asset Management
The Reserves Advisory and Management Partnership (RAMP) provides services that build clients’
capacity to support the sound management of their official sector assets. Clients include central banks, sovereign wealth funds, national pension funds, and supranational organizations. RAMP helps clients upgrade their asset management capabilities, including portfolio and risk management, operational infrastructure, and human resources capacity. Under most of these arrangements, IBRD is responsible for managing a portion of the institution’s assets and, in return, receives a fee based on the average value of the portfolio managed (Table 22). The fees earned are used to provide training and capacity-building services. In addition to RAMP, IBRD invests and manages investments on behalf of IDA, MIGA, and trust funds; those investments are not included in IBRD’s assets.

Table 22: RAMP - Assets and Revenues
In millions of U.S. dollars
As of June 30,	2025	2024
Assets managed under RAMP	$27,772	$24,851
Revenue from RAMP	$15	$14

As noted in the discussion of Trust Fund Activities above, IBRD, alone or jointly with one or more of its affiliated organizations, administers funds restricted for specific uses on the donors’ behalf. This administration is governed by agreements with donors, who include members, their agencies and other entities. These funds are held in trust and are not included on IBRD’s Balance Sheets, except for $575 million of undisbursed third-party contributions made to trust funds executed by IBRD, individually or with other affiliated organizations, which are recognized on the Balance Sheets. The funds held in trust by
IBRD as administrator and trustee totaled $64.3 billion in FY25, of which $0.5 billion ($0.1 billion in FY24)
relates to IBRD’s own contributions to these trust funds (Table 23).

IBRD Management's Discussion and Analysis: June 30, 2025	33

Management’s Discussion and Analysis	Section V: Other Development Activities

Table 23: Funds Held in Trust by IBRD
In millions of U.S dollars
As of June 30,	2025	2024
Bank-executed activities	$243	$258
Jointly executed with affiliated organizations	1,059	1,085
Recipient-executed activities	6,035	3,330
Financial intermediary funds	48,478	29,826
Execution not yet assigned [a]	8,468	7,807
Total fiduciary assets	$64,283	$42,306

a.These represent assets held in trust for which the determination as to the type of execution is yet to be finalized.

34	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section VI: Investment Activities

Section VI: Investment Activities
Investments held by IBRD are designated as trading and used mostly for liquidity purposes. As of
June 30, 2025, Investments - Trading totaled $102.7 billion ($82.7 billion as of June 30, 2024). See Note
C—Investments in the Notes to the Financial Statements.
Liquid Asset Portfolio
Funds raised through IBRD’s borrowing activities that have not yet been deployed for lending are held in the liquid asset portfolio to provide liquidity for IBRD’s operations. The portfolio is managed with the goal of ensuring sufficient cash flows to meet all of IBRD’s financial commitments. While it seeks a reasonable return on this portfolio, IBRD restricts its liquid assets to high-quality investments, consistent with its investment objective of prioritizing principal protection over yield. Liquid assets are managed conservatively and are primarily held against disruptions in IBRD’s access to capital markets.
IBRD’s liquid assets are held mainly in highly rated, fixed-income instruments (see Box 7: Eligibility
Criteria for IBRD's Investments) and include the following:
•Government, agency, and corporate obligations
•Time deposits and other unconditional obligations of banks and financial institutions
•Asset-backed securities (including agency mortgage-backed securities)
•Currency, interest rate and other risk management derivatives
•Exchange-traded options and futures
Table 24: Liquid Asset Portfolio by Asset Class
In millions of U.S. dollars, except ratios which are in percentages

As of June 30,	2025	%	2024	%
Liquid asset portfolio
Time Deposits	$52,279	55%	$45,984	58%
Government, agency and corporate obligations	41,626	43	30,701	39
Asset-backed Securities & Others	2,138	2	2,107	3
Total	$96,043	100%	$78,792	100%

IBRD keeps liquidity volumes above a Prudential Minimum which is defined by its financial policies as
80% of the twelve-month Target Liquidity Level. The twelve-month Target Liquidity Level is calculated before the end of each fiscal year based on Management’s estimates of projected net loan disbursements approved at the time of projection and debt-service for the upcoming fiscal year. This twelve-month estimate becomes the target for the upcoming fiscal year and the Prudential Minimum is 80% of this target (see Section IX: Risk Management, for details of how IBRD manages liquidity risk).
The liquid asset portfolio is composed largely of assets denominated in, or swapped into, U.S. dollars, with net exposure to short-term interest rates after derivatives. The portfolio has an average duration of less than three months, and the debt funding these liquid assets has a similar currency and duration profile. This is a direct result of IBRD’s exchange-rate and interest-rate-risk-management policies (see
Section IX: Risk Management), combined with appropriate investment guidelines (Box 7).
The maturity profile of IBRD’s liquid asset portfolio reflects a high degree of liquidity. As of June 30, 2025,
$77.9 billion (approximately 81% of total volume) was due to mature within six months, of which $24.3 billion was expected to mature within one month.
During FY25, IBRD’s total return on the liquid asset portfolio was 5.19%, a marginal decrease compared to FY24 total return of 5.81%, and consistent with the decreasing interest rate environment. In addition to monitoring gross investment returns relative to their benchmarks, IBRD also monitors overall earnings from the investment portfolio, net of funding costs. In FY25, IBRD had $65 million of revenue, net of funding costs on the investment portfolio as discussed in Section III: Financial Results.

IBRD Management's Discussion and Analysis: June 30, 2025	35

Management’s Discussion and Analysis	Section VI: Investment Activities
Other Investments
In addition to the liquid asset portfolio, the investment portfolio also includes holdings related to the PEBP,
PCRF, and other investments (see Note C—Investments). Table 25 below summarizes the net carrying value of other investments:

Table 25: Net Carrying Value of Other Investments
In millions of U.S. dollars
As of June 30,	2025	2024
PEBP	$3,252	$2,939
PCRF and others	1,803	949
Total	$5,055	$3,888

36	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section VII: Borrowing Activities

Section VII: Borrowing Activities
IBRD has been issuing bonds in the international capital markets since 1947. The proceeds of these bonds support IBRD’s lending operations which are aimed at promoting sustainable development for
IBRD’s borrowing member countries.
Borrowings
IBRD borrows at attractive rates underpinned by its strong financial profile and shareholder support that together are the basis for its triple-A credit rating. As a result of its financial strength and triple-A credit rating, IBRD is recognized as a premier borrower and its bonds and notes are viewed as a high credit quality investment in the global capital markets.
IBRD uses the proceeds to finance development activities in creditworthy middle-income and low-income countries eligible to borrow from IBRD at market-based rates. Funding raised in any given year is used for
IBRD’s operations, including loan disbursements, replacement of maturing debt, and prefunding for lending activities. IBRD determines its funding requirements based on a three-year rolling horizon and funds about one-third of the projected amount in the current fiscal year.
As discussed in Section I: Overview, IBRD uses currency and interest rate derivatives in connection with its borrowings for asset and liability management purposes. New medium and long-term funding is swapped into variable-rate U.S. dollar instruments, with conversion to other currencies carried out subsequently, as needed. This is in accordance with loan funding requirements, so that IBRD can minimize interest rate and currency risk. IBRD also uses derivatives to manage the re-pricing risks between loans and borrowings. Further discussion on how IBRD manages this risk is included in Section
IX: Risk Management.
IBRD issues short-term debt (maturing in one year or less), and medium- and long-term debt (with a maturity greater than one year). In FY25, IBRD raised a total of $64.5 billion of medium- and long-term debt (Table 28). From time to time, IBRD exercises the call option in its callable bond issues; it may also repurchase its debt to meet other operational or strategic needs such as providing liquidity to its investors
(Table 28).
As of June 30, 2025, the borrowings totaled $306.2 billion, $44.4 billion higher than June 30, 2024 (see
Note E: Borrowings in the Notes to the Financial Statements). The increase was primarily due to net medium-and long-term debt issuances during the year (Table 28).
Table 26 illustrates the impact of derivatives on the currency composition of IBRD's borrowing portfolio.
Table 26: Effect of Derivatives on Currency Composition of the Borrowing Portfolio – June 30, 2025
In millions of U.S. dollars, except ratios which are in percentages

As of June 30, 2025	Borrowings excluding derivatives	Borrowings including derivatives
US Dollar	62%	86%
Euro	16	14
Others	22	—
Total	100%	100%

As of June 30, 2025, IBRD’s total borrowings, after the effects of derivatives, carried variable rates with a weighted average cost of 4.4% (5.5% as of June 30, 2024). The decrease in the weighted average cost from the prior year reflects the decrease in the short-term market interest rates during the year. This also resulted in a decrease in IBRD’s weighted average loan rates, which are also based on IBRD’s funding cost. IBRD’s lending spread was therefore not impacted by the decrease in short-term interest rates
(Figure 2).

IBRD Management's Discussion and Analysis: June 30, 2025	37

Management’s Discussion and Analysis	Section VII: Borrowing Activities
Short-Term Borrowings
Table 27 summarizes IBRD’s short-term borrowings, which mainly include discount notes, securities lent or sold under securities lending and repurchase agreements, and other short-term borrowings.
Discount Notes
IBRD’s short-term borrowings consist mainly of discount notes issued in U.S. dollars. These borrowings have a weighted average maturity of approximately 136 days.
Securities Lent or Sold under Repurchase Agreements
These short-term borrowings are secured mainly by highly-rated collateral in the form of securities, including government-issued debt, and have an average maturity of less than 30 days.
Other Short-Term Borrowings
Other short-term borrowings are mostly money market instruments that have maturities of one year or less.

Table 27: Short-Term Borrowings
In millions of U.S. dollars, except rates which are in percentages
As of June 30,	2025	2024
Discount notes [a]
Average daily balance during the fiscal year	$13,166	$10,374
Weighted-average rate during the fiscal year	4.72%	5.39%

Securities lent or sold under repurchase agreements [b]
Average monthly balance during the fiscal year	$449	$723
Weighted-average rate during the fiscal year	4.88%	1.24%

Other short-term borrowings [a]
Average daily balance during the fiscal year	$105	$44
Weighted-average rate during the fiscal year	4.69%	5.44%

a. At amortized cost which approximates fair value
b. Excludes securities related to PEBP and PCRF.

38	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section VII: Borrowing Activities
Medium- and Long-Term Borrowings
In FY25, medium- and long-term debt raised directly by IBRD in the capital markets amounted to $64.0 billion with an average maturity to first call of 5.5 years (Table 28). The increase in medium- and long-term debt raised in FY25 is primarily due to higher debt servicing and refinancing requirements.
In FY25, IBRD started issuing debt in the form of perpetual hybrid capital. As of June 30, 2025, the amount raised was $0.5 billion.

Table 28: Funding Operations Indicators
In millions of U.S. dollars, except maturities which are in years
For the fiscal year ended June 30,	2025	2024
Issuances [a]
Medium- and long-term funding raised	$64,545	$52,380
Average maturity to first call date	5.5	5.9
Average maturity to contractual final maturity [b]	8.0	6.8

Maturities
Medium- and long-term funding matured	$33,879	$29,786
Average maturity of debt matured [b]	6.4	4.4

Called/Repurchased
Medium- and long-term funding called/repurchased	$4,676	$1,960

a. Expected life of IBRD’s bonds are generally between first call date and the contractual final maturity.
b. Excludes hybrid capital that has no defined maturity period.

Table 29: Maturity Profile of Medium Long-Term Debt
In millions of U.S. dollars
	As of June 30, 2025
	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Due After 5 years	Total
Medium and Long-Term Debt	$34,173	$37,482	$36,816	$32,710	$39,117	$112,874	$293,172

As shown below, 74% of IBRD’s medium-and long-term borrowings issued during the year were in U.S.
dollars:
Table 30: Medium and Long-Term Borrowings Raised by Currency during the year, Excluding Derivatives
In millions of U.S. dollars, except ratios which are in percentages

As of June 30,	2025	2024
US Dollar	74%	61%
Euro	10	14
Others	16	25
Total	100%	100%

IBRD Management's Discussion and Analysis: June 30, 2025	39

Management’s Discussion and Analysis	Section VIII: Capital Activities

Section VIII: Capital Activities
Capital Structure
Principal Shareholders and Voting Power
As of June 30, 2025, IBRD had 189 member countries, with the top six accounting for 40% of the total voting power (Figure 11). The United States is IBRD’s largest shareholder, with 15.79% of total voting power. Accordingly, it also has the largest share of IBRD’s uncalled capital, $50,627 million, or 17% of total uncalled capital.
As of June 30, 2025, member countries holding a credit rating of AA and above accounted for 34% of the total voting power.
Subscribed Capital
Total subscribed capital is comprised of paid-in capital and uncalled subscribed capital. See Statement of
Subscriptions to Capital Stock and Voting Power in IBRD’s Financial Statements for balances by country.
Figure 11: Voting Power of Top Six Members
as of June 30, 2025

United States
Japan
China
Germany
France
United Kingdom
15.79%
7.00%
5.85%
4.16%
3.82%
3.82%
0%
5%
10%
15%
20%

Table 31: Breakdown of IBRD Subscribed Capital
In millions of U.S. dollars, except ratios which are in percentages
As of June 30,	%	2025	2024	Variance
Subscribed capital
Paid-in capital	7%	$22,911	$22,452	$459
Uncalled Subscribed capital	93%	303,924	300,620	3,304
Total subscribed capital	100%	$326,835	$323,072	$3,763

Uncalled Subscribed Capital
As of June 30, 2025, the total uncalled portion of subscriptions was $303,924 million. The amount may be called only when required to meet IBRD’s obligations for funds borrowed or loans guaranteed and is, thus, not available for use by IBRD when making loans. Of this amount, $42,456 million was restricted pursuant to resolutions of the Board of Governors (though such conditions are not required by IBRD’s
Articles). While these resolutions are not legally binding on future Board of Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes.
No call has ever been made on IBRD’s capital. Any such calls are required to be uniform, but the obligations of IBRD’s members to make payment on such calls are independent of one another. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right to make further calls until the amounts received are sufficient to meet such obligations. On

40	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section VIII: Capital Activities
any such call or calls, however, no member is required to pay more than the unpaid balance of its capital subscription.
Under the Bretton Woods Agreements Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay approximately $7,663 million of the uncalled portion of the subscription of the United
States, if called for use by IBRD, without need for further congressional action.
The balance of the uncalled portion of the U.S. subscription, $42,964 million, has been authorized but not appropriated by the U.S. Congress. Further action by the U.S. Congress is required to enable the
Secretary of the U.S. Treasury to pay any portion of this balance. The General Counsel of the U.S.
Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the U.S., notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription.
Capital Increases
In October 2018, the Governors approved a new GCI and SCI as part of a capital package that includes institutional and financial reforms designed to ensure long-term financial sustainability. The capital increases would result in additional subscribed capital of up to $60.1 billion, with $7.5 billion of paid-in capital and $52.6 billion of callable capital. The subscription period for the GCI and SCI ends on October
1, 2025.
Paid-In Capital
Paid-in capital has two components:
•The U.S. dollar portion, which is freely available for use by IBRD.
•National Currency Paid-In Capital (NCPIC) portion, usage of which is subject to certain restrictions under IBRD’s Articles and is subject to Maintenance-Of-Value (MOV) requirements. For additional details see the Notes to the Financial Statements, Note A: Summary of Significant Accounting and
Related Policies.
Usable Paid-in Capital
Usable paid-in capital represents the portion of paid-in capital that is available to support IBRD’s risk bearing capacity and includes all U.S. dollar paid-in capital, as well as NCPIC for which use restrictions have been lifted (referred to as released NCPIC). The adjustments made to paid-in capital to arrive at usable paid-in capital are provided in Table 32.
The $736 million increase in usable paid-in capital during FY25 was primarily due to the receipt of $333 million for GCI and $126 million for SCI during FY25.

Table 32: Usable Paid-in Capital
In millions of U.S dollars
As of June 30,	2025	2024	Variance
Paid-in Capital	$22,911	$22,452	$459
Deferred amounts to maintain value of currency holdings [a]	(298)	(558)	260
Adjustments for unreleased NCPIC:
Restricted cash	(61)	(66)	5
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(313)	(310)	(3)
Receivable amounts to maintain value of currency holdings	(325)	(337)	12
MOV payable	5	2	3
Total Adjustments for unreleased NCPIC	(694)	(711)	17
Usable paid-in capital	$21,919	$21,183	$736

a. The MOV (Maintenance-Of-Value) on released National Currency Paid-In Capital (NCPIC) is considered to be deferred.

IBRD Management's Discussion and Analysis: June 30, 2025	41

Management’s Discussion and Analysis	Section VIII: Capital Activities
Usable Equity
Usable equity represents the amount of equity that is available to support IBRD’s lending operations.
Usable equity is central to the three frameworks IBRD uses to manage its capital adequacy, credit risk, and equity earnings. These frameworks, described in Section IX: Risk Management, are:
•Strategic Capital Adequacy Framework
•Credit Risk and Loan Loss Provisioning Framework
•Other ALM Framework
See Table 33 for the components of Usable Equity and see Table 34 for a reconciliation of Total Equity and Usable Equity.

42	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section IX: Risk Management

Section IX: Risk Management
Risk Governance
IBRD’s risk management processes and practices evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. The Board, particularly the Audit Committee
(AC), periodically reviews trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls.
Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities, and supports Management in its oversight function, particularly in coordinating different aspects of risk management and in connection with risks that are common across functional areas.
IBRD’s risk governance structure is built on the “three lines model” where:
•Business units, with support from specialized functions, are responsible for directly managing risks in their respective functional areas;
•The Vice President and WBG Chief Risk Officer (CRO) provides direction, challenge, and oversight over risk management practices; and
•Internal Audit provides independent assurance and advice on the effectiveness of risk management.
IBRD’s risk management process comprises of risk identification, assessment, response and risk monitoring and reporting. IBRD has policies and procedures under which risk owners are responsible for identifying, assessing, responding to, monitoring and reporting risks.
Risk Oversight and Coverage
Financial and Operational Risk Management
The CRO (Vice President and WBG Chief Risk Officer) oversees both financial and operational risks.
These risks include (i) country credit risks in the core sovereign-lending business, (ii) market and counterparty risks, including liquidity and model risks, and (iii) operational risks relating to people, processes and systems, or from external events. In addition, the CRO works closely with IFC, MIGA, and
IDA’s Management, to review, measure, aggregate, and report on risks, and share best practices across the WBG. The CRO also helps enhance cooperation between the entities and facilitates knowledge sharing in the risk management function.
The following three departments report directly to the CRO:
Credit Risk Department
•Identifies, measures, monitors, and manages country credit risk faced by IBRD. By agreement with the Board, the individual country credit risk ratings are not shared with the Board and are not made public.
•Assesses loan portfolio risk, determines the adequacy of provisions for losses on loans and other exposures, and monitors borrowers that are vulnerable to crises in the near term. These reviews are taken into account when determining the overall country programs and lending operations, and they are included in the assessment of IBRD’s capital adequacy.
•Reviews proposed new financial products for any implications for country credit risk.
Market and Counterparty Risk Department
•Responsible for market, liquidity, and counterparty credit risk oversight, assessment, and reporting. It does these in coordination with IBRD’s financial managers who are responsible for the day-to-day execution of trades for the liquid asset and derivative portfolios, within applicable policy and guideline limits.

IBRD Management's Discussion and Analysis: June 30, 2025	43

Management’s Discussion and Analysis	Section IX: Risk Management
•Ensures effective oversight, including: (i) maintaining sound credit assessments, (ii) addressing transaction and product risk issues, (iii) providing an independent review function, (iv) monitoring market and counterparty risk in the investment, borrowing and client operation portfolios, and (v)
the model risk for financial and capital models. It also provides reports to the Audit Committee and the Board on the extent and nature of risks, risk management, and oversight.
•Responsible for validation of market data and models used for fair valuation of financial instruments. Undertakes model verification to ensure robust implementation of the models for fair-
valued products.
Operational Risk Department
•Provides direction and oversight for operational risk activities by business function.
•Key operational risk management responsibilities include: (i) administering the Operational Risk
Committee (ORC) for IBRD, (ii) implementing the operational risk management framework which is aligned with Basel principles and provides direction to business unit partners to ensure consistent application, (iii) assisting and guiding business units in identifying and prioritizing significant operational risks and enabling monitoring and reporting of risks through suitable metrics (or risk indicators), (iv) helping identify emerging risks and trends through monitoring of internal and external risk events, (v) supporting risk response and mitigating actions, and preparing a corporate Operational Risk Report for review and discussion by the ORC.
•Responsible for the oversight of the enterprise risk, operational risk, business continuity, operational resilience, corporate insurance, and data privacy functions.
The risk of IBRD’s operations not meeting their development outcomes (development outcome risk) in
IBRD’s lending activities is monitored at the corporate level by Operations Policy and Country Services
(OPCS). Where fraud and corruption risks may impact IBRD-financed projects, OPCS, the regions and practice groups, and the Integrity Vice Presidency jointly address such issues.
Risk Committees
Figure 12: Management Risk Committee Structure for Financial and Operational Risks

Financial Risk	Operational Risk

ALCO
Asset and Liability
Management Committee
Chair: MDCFO
ERC
Enterprise Risk Committee
Chair: MDCAO
NBC
New Business Committee
ORC
Operational Risk Committee
FRC
Finance and Risk Committee
Chair: MDCFO
Financial Risk Committees:
The Finance and Risk Committee (FRC), a Vice President level committee, provides a high-level governance structure for decisions that may have financial risks. The FRC was created under the authority of the Managing Director and WBG Chief Financial Officer (MDCFO) to approve, clear, or discuss: (a) risk policy and procedure documents related to financial integrity, income sustainability and balance sheet strength, and (b) issues and new business initiatives with policy implications related to
IBRD’s financial risks, including country credit, market, counterparty, liquidity and model risks, and operational risks related to the finance business functions. The FRC helps to integrate individual components of finance and risk management activities by building on mechanisms and processes already in place and provides a forum for discussing and communicating significant risk related issues. The FRC

44	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section IX: Risk Management
meets regularly to discuss the financial performance, new products and services, and risk management of
IBRD.
New Business Committee (NBC) is a standing subcommittee of the FRC. The NBC provides advice, guidance and recommendations to the FRC, by performing due diligence over new financial products or services to ensure that Management has a full understanding of the rationale, costs, risks and rewards of the product or service being considered.
Asset and Liability Management Committee (ALCO), a Vice President-level committee chaired by the
MDCFO, provides a high-level forum to ensure prudent balance sheet management of IBRD by: a)
monitoring its financial positions and ALM activities for compliance with its respective guidelines, policies and procedures, including borrowing and investment activities; b) identifying and providing recommendations on emerging ALM issues for IBRD, as well as those related to capital, balance-sheet planning, and financial sustainability and c) serving as a reviewing and recommending body for ongoing decisions as part of implementing the ALM policies and procedures of IBRD, including those that impact lending rates and net income.
Operational Risk Committees:
The Enterprise Risk Committee (ERC) is a Vice President-level committee chaired by the Managing
Director and Chief Administrative Officer (MDCAO) that oversees IBRD’s non-financial risks through reviewing, discussing and/or formulating proposed policies, procedures, directives, guidance, and other matters requested by its members. ERC’s scope comprises of: a) operational risk, including business continuity, corporate security, cyber security, and IT service continuity; b) enterprise risk; c) Integrity Vice
Presidency (INT) and Ethics and Business Conduct (EBC) policies and methodologies; d) shared services; and e) any other matters brought by the MDCAO. The ERC leverages existing risk management mechanisms that are in place to provide a corporate view of operational and non-financial risks.
Operational Risk Committee (ORC) is the main governance committee for operational risk and provides a mechanism for an integrated review and response across IBRD units on operational risks associated with people, processes, and systems, including business continuity, and recognizing that business units remain responsible for managing operational risks. The Committee’s key responsibilities include monitoring significant operational risk matters and events on a quarterly basis to ensure that appropriate risk-response measures are taken and reviewing and concluding on IBRD’s overall operational risk profile. The ORC is chaired by the CROVP and escalates significant risks and decisions to the FRC and
ERC.
Box 5: Summary of IBRD's Specific Risk Categories

Types of Risk	How the Risk is Managed
Credit Risk Country Credit Risk Counterparty Credit Risk	IBRD’s credit-risk-bearing capacity and individual country exposure limits Counterparty credit limits and collateral
Market Risk Interest Rate Risk Exchange Rate Risk Liquidity Risk	Interest rate derivatives to match the sensitivity of assets and liabilities Currency derivatives to align the currency composition of assets and liabilities Prudential minimum liquidity level
Operational Risk	Risk assessment and monitoring of key risk indicators and internal and external operational risk events
Other Risk Councils
The Financial Risk Council and Non-Financial Risk Council facilitate regular coordination and collaboration across WBG entities in financial and non-financial risk functions, respectively. These councils, chaired by the MDCFO and MDCAO, respectively, meet regularly to identify opportunities for collaboration across the risk functions that serve to enhance the effectiveness of each of the risk functions while respecting the fiduciary obligations of each entity and considering the different mandates, clients, products, and business models. They also provide a common forum for the systematic exchange of information and encourage joint reporting of risks across the entities to form an overall picture on risk and

IBRD Management's Discussion and Analysis: June 30, 2025	45

Management’s Discussion and Analysis	Section IX: Risk Management
for the purposes of information sharing, identifying interdependencies, connections, and concentrations of risk.
Management of IBRD’s Risks
IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market and operational risks for its financial activities, which include lending, borrowing and investing (Box 5). The primary financial risk to
IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty credit, and liquidity risks. IBRD’s operational risk management framework is based on a structured and uniform approach to identify, assess and monitor key operational risks across business units.
In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.
Capital Adequacy
IBRD holds capital to cover the credit, market and operational risks inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.
IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks.
IBRD’s Board monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the Equity-to-Loans ratio as a key indicator of capital adequacy. The framework seeks to ensure that
IBRD’s equity is aligned with the financial risk associated with its loans and other exposures over a medium-term capital-planning horizon.
As shown in Table 33, IBRD’s Equity-to-Loans ratio increased by 0.1% from 21.5% as of June 30, 2024 to
21.6% as of June 30, 2025, primarily due to the increase in usable equity, mainly driven by the increase in proposed transfer to general reserve out of the FY25 allocable income, which outpaced the increase in total loan exposure, primarily due to the increase in outstanding loans. In October 2024, as part of the
WBG evolution process, the Board approved establishing the new Framework of Restoration Measures
(FRM) for capital adequacy, which further strengthens the protection for IBRD’s triple-A rating. The FRM includes a set of capital adequacy-related metrics, along with indicative thresholds, as well as restoration measures. Following the establishment of the FRM, the Board approved a reduction in the policy minimum Equity-to-Loans ratio from 19% to 18% based on a review of IBRD's capital adequacy framework, which became effective immediately after the Board approval. The minimum Equity-to-Loans ratio policy continues to support IBRD's triple-A rating and long-term financial sustainability.
In October 2024, the Board also approved the offer of Enhanced Callable Capital (ECC), another shareholder support instrument to expand IBRD's financing capacity. Shareholders can convert a portion of their existing callable capital to the enhanced terms so that it could be called earlier in the event that
IBRD were to face an imminent threat of a rating downgrade, but had not yet reached a point where it was at risk of defaulting to its bondholders, which is when a call on the current form of callable capital will be made. The ECC conversion is on a voluntary basis and upon bilateral agreement between the shareholder and IBRD. There were no signed ECC agreements as of June 30, 2025.
In FY25, IBRD signed bilateral agreements for hybrid capital with 8 member countries for a total notional value of $773 million, expected to be settled over the next 4 years. As of June 30, 2025, $482 million has been settled and reported in the balance sheet. For capital adequacy purposes, hybrid capital is a component of usable equity in the equity-to-loans ratio (Table 33) in accordance with IBRD's financial policies.
Portfolio guarantees are risk management instruments that support additional financing capacity for IBRD.
On IBRD's Balance Sheet, effective portfolio guarantees are recorded in Other assets measured based on the expected credit losses on the underlying portfolio. As of June 30, 2025, portfolio guarantee agreements with 2 member countries of $1.1 billion notional were effective. For capital adequacy

46	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section IX: Risk Management
measures, effective portfolio guarantees are leveraged reductions to loan exposures in the equity-to-loans ratio to capture their first-loss and portfolio-wide loss-absorption features.
Figure 13: Equity-to-Loans Ratio

Table 33: Equity-to-Loans Ratio
In millions of U.S. dollars
			Variance
As of June 30,	2025	2024	Total	Due to Activities	Due to Translation Adjustment
Usable paid-in capital	$21,919	$21,183	$736	$470	$266
Special reserve	293	293	—	—	—
General reserve [a]	35,240	34,058	1,182	1,182	—
Cumulative translation adjustment [b]	(224)	(1,126)	902	—	902
Hybrid capital	482	—	482	477	5
Other adjustments [c]	168	247	(79)	—	(79)
Equity (usable equity) (Table 34)	$57,878	$54,655	$3,223	$2,129	$1,094

Loan exposures	$283,090	$263,190	$19,900	$14,795	$5,105
Adjustments to reflect third-party guarantees received	(13,620)	(10,658)	(2,962)	(2,901)	(61)
Adjustment for portfolio guarantees received [d]	(4,280)	—	(4,280)	(4,280)	—
Present value of guarantees provided	3,818	3,488	330	124	206
Effective but undisbursed DDOs	2,105	1,261	844	806	38
Relevant accumulated provisions	(2,813)	(2,942)	129	201	(72)
Deferred loan income	(681)	(594)	(87)	(72)	(15)
Other exposures and adjustments, net	366	377	(11)	(11)	—
Loans (total exposure)	$267,985	$254,122	$13,863	$8,662	$5,201

Equity-to-Loans Ratio	21.6%	21.5%
a. Includes transfer to the General Reserve, which for FY25 (FY24) was approved by the Board on August 7, 2025 (August 6, 2024).
b. Excludes cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c. Includes cumulative remeasurement gains on non-functional currencies of $216 million for FY25 ($295 million gains for FY24).
d. The adjustment for portfolio guarantees received is management’s estimate of the benefit of the PGP which covers losses on the entire portfolio (first loss), and also the counterparty credit risk.
In FY25, IBRD received $0.5 billion of paid-in capital subscribed under the 2018 General and Selective
Capital Increases (GCI and SCI), bringing the cumulative amounts received to $6.5 billion, representing
86% of the total amount expected over the subscription period. In line with IBRD's currency management policy, exchange rate movements during the year did not have an impact on IBRD's Equity-to-Loans ratio.
Under the currency management policy, to minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivatives) with assets in the same currency. In addition, IBRD

IBRD Management's Discussion and Analysis: June 30, 2025	47

Management’s Discussion and Analysis	Section IX: Risk Management
periodically undertakes currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.
Table 34 provides a reconciliation of IBRD’s total equity (Table 2) to the usable equity amounts presented and discussed in the MD&A (Table 33) as of June 30, 2025.

Table 34: Usable Equity
In millions of U.S. dollars
For the fiscal years ended June 30,	2025	2024
Total Equity (Table 2)	$72,012	$63,484
Proposed transfer to general reserve (Table 11)	1,182	834
Less - adjustments to retained earnings (Table 11):
Unallocated Net Income (Loss)	(2,915)	(2,513)
Pension Reserve	(987)	(681)
Surplus	—	(100)
Cumulative fair value adjustments	(1,390)	(1,103)
Other reserves	(729)	(11)
Restricted retained earnings	(11)	(358)
Total adjustments to retained earnings	(6,032)	(4,766)

Less - adjustments to accumulated other comprehensive income:
Accumulated other comprehensive income	(9,654)	(3,954)
Cumulative translation adjustment (Table 33)	(224)	(1,126)
Total adjustments to accumulated other comprehensive income	(9,878)	(5,080)

Other adjustments:
Hybrid capital	482	—
Cumulative remeasurement gains on non-functional currencies	216	295
Cumulative PEBP income adjustment [a]	(48)	(48)
Adjustments for unreleased National Currency Paid-In Capital (NCPIC)	(56)	(64)
Total other adjustments	594	183

Usable Equity (Table 33)	57,878	54,655

a. Reflects a legacy treatment to exclude income earned on PEBP assets, as this income is intended to support PEBP liabilities only.
Credit Risk
IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.
Country Credit Risk
IBRD’s mandate is to take only sovereign credit risk in its lending activities. Within country credit risk, three distinct types of risks can be identified: idiosyncratic risk, correlation risk, and concentration risk.
Idiosyncratic risk is the risk of an individual borrowing country’s exposure falling into nonaccrual status for country-specific reasons (such as policy slippage or political instability). Correlation risk is the risk that exposure to two or more borrowing countries will fall into nonaccrual in response to common global or regional economic, political, or financial developments. Concentration risk is the risk resulting from having a large portion of exposure outstanding which, if the exposure fell into nonaccrual, would result in IBRD’s financial health being excessively impaired. Concentration risk needs to be evaluated both on a stand-
alone basis (exposure of one borrowing country) and when taking into account correlation when more than one borrowing country is affected by a common event, such that when combined, IBRD’s exposure to a common risk is elevated.
To estimate idiosyncratic risk and stand-alone concentration risk, the Credit Risk Department looks at
IBRD’s exposure to each borrowing country and each borrowing country’s expected default to IBRD as

48	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section IX: Risk Management
captured in its credit rating. Credit ratings and default probabilities reflect country economic, financial and political circumstances, and also consider Environmental, Social and Governance (ESG) risk factors. For correlation risk, the Credit Risk Department models the potential common factors that could impact borrowing countries simultaneously. The existence of correlation increases the likelihood of large nonaccrual events, as most of these nonaccrual events involve the joint default of two or more obligors in the portfolio.
IBRD manages country credit risk by using individual country exposure limits and takes into account factors such as population size and the economic situation of the country. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.
Portfolio Concentration Risk
Portfolio concentration risk, which arises when a small group of borrowing countries account for a large share of loans outstanding, is a key concern for IBRD. It is carefully managed for each borrowing country, in part, through an exposure limit for the aggregate balance of loans outstanding, the present value of guarantees, and the undisbursed portion of Deferred Drawdown Options (DDOs) that have become effective, among other potential exposures. Under current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) or the Single Borrower
Limit (SBL).
Equitable Access Limit (EAL) and Statutory Lending Limit (SLL)
The EAL is equal to 10% of IBRD’s SLL. Under IBRD’s Articles, as applied, total loans outstanding, including participations in loans and callable guarantees, may not exceed the sum of unimpaired subscribed capital, reserves and surplus, referred to as the SLL. As of June 30, 2025, the SLL totaled
$361.2 billion. The outstanding loans and callable guarantees totaled $286.9 billion, or 79% of the SLL.
The EAL was $36.1 billion, as of June 30, 2025. The SLL was originally intended to ensure that sufficient resources are available to meet IBRD’s obligations to bondholders in the highly unlikely event of substantial and historically unprecedented losses on IBRD’s loans. IBRD has subsequently adopted an internal risk-based capital adequacy framework based on risk management practices that have evolved significantly since the time the SLL was established. The SLL is not a risk-based metric, and could constrain IBRD’s lending capacity below levels that are consistent with its risk-based framework.
Accordingly, IBRD is in the process of amending the Articles to remove the SLL. The Board of Governors approved a Resolution to remove the SLL on July 10, 2023. IBRD is now going through the final stage of the amendment process, which requires acceptance by three-fifths of the members having eighty-five percent of the voting power.
Single Borrower Limit (SBL)
The SBL amount is established, in part, by assessing its impact on overall portfolio risk relative to equity.
The SBL caps the maximum exposure to IBRD’s most creditworthy and largest borrowing countries in terms of population and economic size. The SBL framework reflects a dual-SBL system, with the SBL for countries above the Graduation Discussion Income (GDI) threshold set lower than the SBL for countries below GDI. GDI is the level of GNI (Gross National Income) per capita of a member country above which graduation from IBRD starts being discussed. The GDI threshold was $7,895 as of July 1, 2024. Under the dual-SBL system, the SBL for FY25 was $30.9 billion for highly creditworthy countries below the GDI and $22.2 billion for highly creditworthy countries above the GDI. On July 22, 2025, the Board approved the FY26 SBL of $31.7 billion and $22.6 billion for countries below and above GDI, respectively.
As of June 30, 2025, the ten countries with the highest exposures accounted for about 57% of IBRD’s total exposure (Figure 14). IBRD’s largest exposure to a single borrowing country was $23.1 billion on
June 30, 2025. Monitoring these exposures relative to the limit, however, requires consideration of the repayment profiles of existing loans, as well as disbursement profiles and projected new loans and guarantees.

IBRD Management's Discussion and Analysis: June 30, 2025	49

Management’s Discussion and Analysis	Section IX: Risk Management
Sustainable Annual Lending Level (SALL)
The “Financial Sustainability Framework” (FSF) requires IBRD to align its annual lending levels to its long-
term sustainable capacity, while retaining flexibility to respond to crises by maintaining a crisis buffer.
The SALL is the maximum annual commitment level sustainable, in real terms, for 10 years in line with
IBRD’s prudential policies. Under the FSF, the Board annually approves a crisis buffer. The crisis buffer-
adjusted sustainable annual lending level (SALL-Adj) serves as the upper bound for regular lending in the next year. For the fiscal year ending June 30, 2025, the Board had approved a crisis buffer of $10.0 billion and a SALL-Adj of $39.0 billion. On June 23, 2025, the Board approved a crisis buffer of $10.0 billion for
FY26. The corresponding SALL-Adj, which will be the core lending ceiling for FY26, is $42.0 billion. The total lending capacity also includes additional capacity from the Global Solutions Accelerator Platform
(GSAP) as part of the Framework for Financial Incentives (FFI), as well as additional operations supported by highly rated bilateral guarantees and other balance sheet optimization measures.
Figure 14: Country Exposures as of June 30, 2025
In billions of U.S. dollars
a
a. Exposure includes loans outstanding and guarantees provided and are net of guarantees received.
As of June 30, 2025, IBRD's loans outstanding to Ukraine were $16.9 billion, and guarantees provided to
Ukraine were $0.5 billion. Guarantees received from third parties for the benefit of Ukraine were $11.2 billion.
Credit-Risk-Bearing Capacity
Management uses risk models to estimate the size of a potential nonaccrual shock that IBRD could face over the next three years at a given confidence level. The model-estimated nonaccrual shock is a single measure of the credit quality of the portfolio that combines the following:
•IBRD’s country-credit-risk ratings and their associated expected risk of default;
•Covariance risks;
•The outstanding loan’s distribution across risk rating categories; and
•The exposure concentration.
The shock estimated by this risk model is used in IBRD’s capital adequacy testing to determine the impact of potential nonaccrual events on equity and income earning capacity.
Expected Losses, Overdue Payments, and Non-Performing Loans
The loan loss provision is calculated by taking into account IBRD’s total estimated exposure, the
Expected Default Frequency (EDF), i.e. probability of default, and the assumed loss in the event of default. Expected losses inherent in the loan portfolio attributable to country credit risk are covered by the accumulated provision for losses on loans and other exposures, while unexpected losses owing to country credit risk are covered by equity (see Notes to the Financial Statements, Note A: Summary of
Significant Accounting and Related Policies and Note D: Loans and Other Exposures).

50	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section IX: Risk Management
When a borrower fails to make payments due to IBRD on any principal, interest, or other charges, IBRD may suspend disbursements immediately on all loans to that borrower. IBRD’s current practice is to exercise this option using a graduated approach (Box 6). These practices also apply to member countries eligible to borrow from both IBRD and IDA, and whose payments on IDA loans may become overdue. It is
IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. As of June 30, 2025, there were no principal or interest amounts on loans in accrual status, that were overdue by more than three months.
As of June 30, 2025, IBRD had $283.1 billion of loans outstanding, of which 0.5% were in nonaccrual status, all related to Zimbabwe and Belarus. IBRD’s accumulated provision for losses on loans and other exposures was $3.0 billion, which represents a provisioning rate of less than 1% of the underlying exposures ($3.0 billion as of June 30, 2024, less than 1% of the underlying exposures).
During the year, IBRD received $2 million ($4 million in FY24) from borrowers in non-accrual status as payments towards principal amount overdue. Accordingly, none of these amounts were recognized in the
FY25 Statement of Income ($4 million recognized as interest in the FY24 Statement of Income). The exposure to Zimbabwe was $425 million as of June 30, 2025, compared with $426 million as of June 30,
2024. The exposure to Belarus was $1,012 million as of June 30, 2025, compared with $984 million as of
June 30, 2024.
During the year, no loans to any borrowing country were placed in nonaccrual status or restored to accrual status.
Box 6: Treatment of Overdue Payments

Overdue by 30 days
Where the borrower is the member country, no new loans to the member country, or to any other borrower in the country, will be presented to the Board for approval, nor will any previously approved loan be signed, until payments for all amounts 30 days overdue or longer have been received. Where the borrower is not the member country, no new loans to that borrower will be signed or approved. In either case, the borrower will lose its eligibility for any waiver of interest charges in effect at that time for loans signed before May 16, 2007, and those loans signed between May 16, 2007, and September 27, 2007, if the borrowers elected not to convert the terms of their loans to the pricing terms effective September 27, 2007. For loans with the pricing terms applicable from May 16, 2007, an overdue interest penalty will be charged at a rate of 50 basis points on the overdue principal. That is, if an overdue amount remains unpaid for a period of 30 days, then the borrower will pay a higher interest rate (Reference rate +
spread) plus 50 basis points on the overdue principal amount until the overdue amount is fully paid.

Overdue by 45 days
In addition to the provisions cited above for payments overdue by 30 days, to avoid proceeding further on the notification process leading to suspension of disbursements, the country as borrower or guarantor and all borrowers in the country must pay not only all payments overdue by 30 days or more, but also all payments due regardless of the number of days since they have fallen due. Where the borrower is not the member country, no new loans to, or guaranteed by, the member country, will be signed or approved. Additionally, all borrowers in the country will lose eligibility for any waivers of interest in effect at the time.

Overdue by 60 days
In addition to the suspension of approval for new loans and signing of previously approved loans, disbursements on all loans to, or guaranteed by, the member country are suspended until all overdue amounts are paid. This policy applies even when the borrower is not the member country. Under exceptional circumstances, disbursements can be made to a member country upon the Board’s approval.

Overdue by more than six months
In addition to the suspension of disbursements on all loans to, or guaranteed by, the member country, all loans made to or guaranteed by a member of IBRD are placed in nonaccrual status, unless IBRD's management determines that the overdue amount will be collected in the immediate future. Unpaid interest and other charges accrued but not yet paid on loans outstanding are deducted from the revenue for the current period. Interest and other charges on nonaccruing exposures are included in revenue only to the extent that payments have been received by IBRD. A decision on the restoration of accrual status is made upon arrears clearance. If collectability risk is considered to be particularly high at the time of arrears clearance, the member’s exposures may not automatically emerge from nonaccrual status until a suitable period of payment performance has passed.

IBRD Management's Discussion and Analysis: June 30, 2025	51

Management’s Discussion and Analysis	Section IX: Risk Management
Counterparty Credit Risk
IBRD is exposed to commercial and non-commercial counterparty credit risk.
Commercial Counterparty Credit Risk
Commercial counterparty credit risk is the risk that counterparties fail to meet their payment obligations under the terms of the contract or other financial instruments. Effective management of counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities.
The monitoring and management of these risks is continuous as the market environment evolves.
IBRD mitigates the counterparty credit risk from its investment and derivative holdings through the credit approval process, the use of collateral agreements and risk limits, and other monitoring procedures. The credit approval process involves evaluating counterparty and product-specific creditworthiness, assigning internal credit ratings and limits, and determining the risk profile of specific transactions. Credit limits are set and monitored throughout the year. Counterparty exposure is updated daily, considering the current market values of assets held, estimates of potential future movements of exposure for derivative instruments, and related counterparty collateral agreements, where collateral posting requirements are based on thresholds driven by public credit ratings. Collateral held includes cash and highly rated liquid investment securities. Commercial credit risk management includes ESG related assessments in the approval and monitoring of higher exposure counterparties for the liquid asset portfolio and for derivative counterparties. In addition, third-party ESG scores of the liquid asset portfolio and derivative exposures are monitored.
IBRD’s liquid asset investment portfolio consists mostly of sovereign government bonds, debt instruments issued by sovereign government agencies, corporates and bank time deposits. More than half of these investments are with issuers and counterparties rated triple-A and AA (Table 35).
Derivative Instruments
In the normal course of its business, IBRD enters into various derivative instruments to manage foreign exchange and interest rate risks. These derivatives are used mainly to meet the financial needs of IBRD borrowers and to manage the institution’s exposure to fluctuations in interest and exchange rates. These transactions are conducted with other financial institutions and, by their nature, entail commercial counterparty credit risk.
While the volume of derivative activity can be measured by the contracted notional value of derivatives, notional value is not an accurate measure of credit or market risk. IBRD uses the estimated replacement cost of the derivative instrument, or potential future exposure to measure counterparty credit risk with these trading partners.
Under IBRD’s collateral arrangements, IBRD receives collateral when mark-to-market exposure is greater than the ratings based collateral threshold. As of June 30, 2025, IBRD had received collateral of cash and securities totaling $0.5 billion.
IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. (For the contractual value, notional amounts, related credit risk exposure amounts, and the amount IBRD would be required to post in the event of a downgrade, see Notes to Financial Statements,
Note F: Derivative Instruments).
Investment Securities
The Board-approved General Investment Authorization provides the basic authority for IBRD to invest its liquid assets. Furthermore, all investment activities are conducted in accordance with a more detailed set of Investment Guidelines. The Investment Guidelines are approved by the MDCFO and implemented by the Treasurer. These Investment Guidelines set out detailed trading and operational rules, including instruments eligible for investments, and establish risk parameters relative to benchmarks. These include an overall consultative loss limit and duration deviation, specifying concentration limits on counterparties and instrument classes, as well as clear lines of responsibility for risk monitoring and compliance. Credit risk is controlled by applying eligibility criteria (Box 7).
The overall market risk of the investment portfolio is subject to a consultative loss limit to reflect a level of tolerance for the risk of underperforming the benchmark in any fiscal year. IBRD has procedures in place

52	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section IX: Risk Management
to monitor performance against this limit and potential risks, and it takes appropriate actions if the limit is reached. All investments are subject to additional conditions specified by the Chief Risk Officer, as deemed necessary.
IBRD’s exposure to futures and options and resale agreements is marginal. For futures and options, IBRD generally closes out open positions prior to expiration. Futures are settled on a daily basis. In addition,
IBRD monitors the fair value of resale securities received and, if necessary, closes out transactions and enters into new repriced transactions.
Management has broadened its universe of investment assets in an effort to achieve greater diversification in the portfolio and better risk-adjusted investment performance. This exposure is monitored by the Market and Counterparty Risk Department.
Box 7: Eligibility Criteria for IBRD's Investments a

Instrument Securities	Description
Sovereigns
IBRD may only invest in obligations issued or unconditionally guaranteed by governments of member countries with a minimum credit rating of AA-. However, no rating is required if government obligations are denominated in the national currency of the issuer.

Agencies
IBRD may invest only in obligations issued by an agency or instrumentality of a government of a member country, a multilateral organization, or any other official entity (other than the government of a member country), with a minimum credit rating of AA-.

Corporates and asset-backed securities	IBRD may only invest in securities with a triple-A credit rating.
Time deposits [b]	IBRD may only invest in time deposits issued or guaranteed by financial institutions, whose senior debt securities are rated at least A-.
Commercial Paper	IBRD may only invest in short-term borrowings (less than 190 days) from commercial banks, corporates, and financial institutions with at least two Prime-1 ratings.
Securities lending, and borrowing, repurchases, resales, and reverse repurchases
IBRD may engage in securities lending against adequate collateral, repurchases and reverse repurchases, against adequate margin protection, of the securities described under the sovereigns, agencies, and corporates and asset-backed security categories.

Collateral Assets
IBRD may engage in collateralized forward transactions, such as swap, repurchase, resale, securities lending, or equivalent transactions that involve certain underlying assets not independently eligible for investment. In each case, adequate margin protection needs to be received.

a.All investments are subject to approval by the Market and Counterparty Risk Department and must appear on the “Approved
List” created by the department.
b.Time deposits include certificates of deposit, bankers’ acceptances, and other obligations issued or unconditionally guaranteed by banks or other financial institutions.

Commercial Counterparty Credit Risk Exposure
As a result of IBRD’s use of collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio, in instruments issued by sovereign governments and non-sovereign holdings (including agencies, corporates, and asset-backed securities)
(Table 35).

IBRD Management's Discussion and Analysis: June 30, 2025	53

Management’s Discussion and Analysis	Section IX: Risk Management

Table 35: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating
In millions of U.S. dollars
	June 30, 2025
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$8,334	$12,252	$—	$20,586	21%
AA	6,499	49,688	114	56,301	56
A	7,524	15,541	146	23,211	23
BBB	3	34	—	37	*
BB or lower/unrated	—	8	—	8	*
Total	$22,360	$77,523	$260	$100,143	100%

	June 30, 2024
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$9,583	$8,844	$—	$18,427	23%
AA	6,778	36,481	54	43,313	54
A	7,240	11,505	131	18,876	23
BBB	4	28	—	32	*
BB or lower/unrated	—	7	—	7	*
Total	$23,605	$56,865	$185	$80,655	100%

a. Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies, IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.

* Indicates percentage less than 0.5%.
IBRD’s overall commercial counterparty credit exposure, net of collateral held, was $100.1 billion as of
June 30, 2025. As shown on Table 35, the credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 77% of the portfolio rated AA or above and the remaining portfolio primarily rated A. The A-rated counterparties primarily consisted of sovereigns and financial institutions, which include collateralized swap exposures and short-term deposits.
Non-Commercial Counterparty Credit Risk
In addition to its derivative transactions with commercial counterparties, IBRD offers derivative-
intermediation and other services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs or to carry out their development mandates (Table
36):
Table 36: Non-Commercial Counterparty Credit Risk
In millions of U.S. dollars
Exposures as of June 30, 2025

Non-Commercial Counterparty	Instrument used	Purpose of derivative transaction	Notional	Net Exposure
Borrowing Member Countries	Derivatives	Assist borrowing member countries with managing risks	$5,923	$—
Non-Affiliated Organization	Derivatives	Assist IFFIm with managing risks	1,844	—
			$7,767	$—

•Borrowing Member Countries: Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivative agreements. As of June 30, 2025, the notional amounts were $5.9 billion with no net exposure to IBRD under these agreements.
Expected losses inherent in these exposures due to country credit risk are incorporated in the fair value of these instruments.

54	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section IX: Risk Management
•Affiliated Organizations: Derivative contracts were executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA. As of June 30,
2025, IBRD did not have any exposure to IDA under these agreements.
•Non-Affiliated Organizations: IBRD has a master derivatives agreement with IFFIm, under which several transactions have been executed. As of June 30, 2025, the notional amounts were $1.8 billion with no net fair value exposures to IBRD under this agreement. IBRD has the right to call for collateral above an agreed specified threshold. As of June 30, 2025, IBRD had not exercised this right, but it reserves the right under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of IFFIm’s net financial obligations less cash and liquid assets, as a percentage of the net present value of its financial assets.
Credit and Debit Valuation Adjustments
Most outstanding derivative positions are transacted over the counter and therefore valued using internally developed valuation models. For commercial and non-commercial counterparties where IBRD has a net exposure (net receivable position), IBRD calculates a Credit Valuation Adjustment (CVA) to reflect credit risk. For net derivative positions with commercial and non-commercial counterparties where
IBRD is in a net payable position, IBRD calculates a Debit Valuation Adjustment (DVA) to reflect its own credit risk.
The CVA is calculated using future projected exposures of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit
Default Swaps (CDS) spread and, where applicable, proxy CDS spreads. IBRD does not currently hedge this exposure. The DVA calculation is generally consistent with the CVA methodology and incorporates
IBRD’s own credit spread as observed through the CDS market. As of June 30, 2025, IBRD recorded a
CVA on its Balance Sheet of $36 million, and a DVA of $319 million.
Changes in Credit Spreads
•Borrowings: IBRD’s own credit risk reflects the cost of funding relative to applicable reference rates.
Changes in IBRD’s credit spreads result in unrealized mark-to-market gains/losses, recorded as
Net Change in DVA on Fair Value Option elected liabilities in the Statements of Comprehensive
Income.
•Loans: IBRD’s fair value model mainly represents a hypothetical MDB market exit price of the loans outstanding. It incorporates CDS spreads as an indicator of the credit risk for each borrower, after adjusting recovery levels to incorporate IBRD’s institutional experience and assumptions. These assumptions are reviewed annually. IBRD does not hedge its sovereign credit exposure but
Management assesses its credit risk through a loan loss provisioning framework. The loan loss provision represents the expected losses inherent in its accrual and nonaccrual portfolios. IBRD’s country credit risk is managed by using individual country exposure limits and by monitoring its credit-risk-bearing capacity.
•Investments: IBRD purchases investment-grade securities for its liquid asset portfolio. Credit risk is controlled through appropriate eligibility criteria (Box 7). The overall risk of the investment portfolio is also constrained by a consultative loss limit. In line with these risk management strategies, the potential effect of default risk on IBRD’s investment portfolio is therefore small.
•Derivatives: IBRD uses derivatives to manage exposures to currency and interest rate risks in its investment, loan, other ALM and borrowing portfolios. It is therefore exposed to commercial counterparty credit risk on these instruments. This risk is managed through:
◦Stringent selection of commercial derivative counterparties,
◦Daily marking-to-market of derivative positions, and
◦Use of collateral and collateral thresholds for all commercial counterparties.
The sensitivity of IBRD’s portfolios to changes in credit spreads is shown in Table 37, where the amount represents the dollar change in fair value which corresponds to a one basis point parallel upward shift in credit spreads.

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Management’s Discussion and Analysis	Section IX: Risk Management

Table 37: Effect of Credit on IBRD Portfolios
In millions of U.S. dollars
As of June 30, 2025	Credit Effect on Portfolio Sensitivity [a]
Borrowings	$124
Loans [b]	(5)
Investments [c]	(3)
Total gains	$116

a. Excludes CVA and DVA on derivatives.
b. If loans were measured at fair value
c. Excludes PEBP and PCRF holdings and investments related to LPF1 and GFPP.
Market Risk
IBRD is exposed to changes in interest and exchange rates, and it uses various strategies to minimize its exposure to market risk.
Interest Rate Risk
Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. Before these derivatives, 90% of the outstanding borrowings had fixed interest rates, and 11% of the loans had fixed interest rates as of June 30, 2025.
After considering the effects of these derivatives, virtually the entire borrowing and loan portfolios are reported at variable interest rates.
•Loan and Borrowing Portfolios: In line with IBRD’s financial risk management strategies, the sensitivity of IBRD’s loan and borrowing portfolios to changes in interest rates is managed through derivatives. As noted earlier, IBRD intends to maintain its positions in these portfolios until maturity and thus manages these instruments on a cash flow basis. The resulting net unrealized mark-to-
market gains and losses on these portfolios, associated with the sensitivity to interest rates, are therefore not expected to be realized.
•Other ALM: IBRD uses derivatives to convert the variable rate cash flows on loans funded by equity back to fixed rate cash flows, thereby stabilizing loan interest revenue over time. Other ALM is classified as a non-trading portfolio and these derivatives are recorded at fair value.
•Investments: After the effects of derivatives, the duration of the investment trading portfolio is less than three months. As a result, the portfolio has a low sensitivity to changes in interest rates, resulting in small fair value adjustments to income.
The sensitivity of these portfolios to interest rate movements, after the effect of derivatives, is shown in
Table 38 below where the amount represents the dollar change in fair value corresponding to a one basis point parallel upward shift in interest rates as of June 30, 2025.

Table 38: Effect of Interest Rates on IBRD's Portfolios
In millions of U.S. dollars
As of June 30, 2025	Net Interest Rates Effect on Portfolio Sensitivity [a]
Borrowing portfolio	$(3)
Loan portfolio [b]	1
Other ALM	(24)
Investment portfolio [c]	(1)
Total losses	$(27)

a. After the effects of derivatives
b. If loans were measured at fair value.
c. Excludes PEBP and PCRF holdings and investments related to LPF1 and GFPP.

56	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section IX: Risk Management
Figure 15 depicts the effect of derivatives on the overall sensitivity of borrowing, loan, other ALM and investments portfolios. It indicates the extent to which each portfolio is economically hedged. For example, for the borrowing portfolio, a one basis point increase in interest rates would result in $118 million of unrealized mark-to-market gains on bonds, which would be offset by the impact of $121 million of unrealized mark-to-market losses on swaps. Loan sensitivities are illustrative as loans are reported at amortized cost on the Balance Sheets.
Figure 15: Sensitivity to Interest Rates
(Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates)
In millions of U.S. dollars
As of June 30, 2025
Borrowing PortfolioLoan PortfolioOther ALMInvestment Portfolio
Swaps  Bonds
Loans  Swaps
Swaps
Investments  Swaps
Alignment of Assets and Liabilities – IBRD borrows in multiple currency and interest rate bases worldwide and lends the proceeds of those borrowings to eligible member countries. IBRD offers its borrowers the option of converting the currency and interest rate bases on their loans where there is a liquid swap market, thereby enabling them to select loan terms that are best suited to their circumstances. Such options meet borrowers’ preferences and help mitigate their currency and interest rate risk. In the absence of active risk management, IBRD would be exposed to substantial market risk and asset-liability management imbalances. To address such imbalances, IBRD uses derivatives to swap its payment obligations on bonds to a currency and interest rate basis that is aligned with its loan portfolio. Likewise, when a borrower exercises a conversion option on a loan to change its currency or interest rate basis,
IBRD uses derivatives to convert its exposure back to a currency and interest rate basis, that is aligned with its loan portfolio. Thus, IBRD’s payment obligations on its borrowings are aligned with its loans funded by such borrowings – generally, after the effect of derivatives, IBRD primarily pays either U.S.
dollar or euro, short-term variable rates on its borrowings, and receives either U.S. dollar or euro, short-
term variable rates on its loans. Figure 16 below illustrates the use of derivatives in the loan and borrowing portfolios.
Figure 16: Use of Derivatives for Loans and Borrowings

Market Debt	After Derivatives	Loans

Non-US
Currencies
In multiple
interest rate
bases or fixed
coupon rate
Currency
Swaps
Interest
Rate Swaps
Currency
Swaps
Interest
Rate
Swaps
In US dollars
and euros
Reference
rate-based
floating rate
In multiple
currencies of
borrowers'
preference
In multiple
interest rate
bases or fixed
coupon rate

IBRD Management's Discussion and Analysis: June 30, 2025	57

Management’s Discussion and Analysis	Section IX: Risk Management
Derivatives are also used to manage market risk in the liquidity portfolio. In line with its development mandate, IBRD maintains a large liquidity balance to ensure that it can make payments on its borrowing obligations and loan disbursements, even in the event of severe market disruptions. Pending disbursement, the liquidity portfolio is invested on a global basis in multiple currencies and interest rates.
Derivatives are also used to align the currency and duration of investments with the debt funding the liquidity portfolio. Figure 17 below illustrates the use of derivatives in the liquidity portfolio:
Figure 17: Use of Derivatives for Investments

Market Debt	After Derivatives	Liquidity Portfolio

Non-US
Currencies
In multiple
interest rate
bases or fixed
coupon rate
Currency
Swaps
Interest
Rate Swaps
In US dollars
Reference
rate-based
floating rate
Currency
Swaps
Interest
Rate
Swaps
In multiple
currencies
In multiple
interest rate
bases or fixed
coupon rate
Other ALM – Given most loans carry variable rates, for the portion of loans that are funded by equity, loan interest revenue, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates.
The Equity-to-Loans ratio of 21.6% indicates the portion of loans funded by equity. To manage this exposure, Management has put in place a framework with the primary goal of stabilizing this revenue.
Under this framework, IBRD uses derivatives to convert the variable rate cash flows on loans funded by equity back to fixed rate cash flows, thereby stabilizing loan interest revenue over time. See Figure 18 below.
Figure 18: Use of Derivatives for Other ALM

Equity-Funded Loans (After Loan Derivatives)	After Derivatives

Floating
Interest Rate
Cash Flows
Fixed Rate
Cash Flows
Interest Rate Swaps
Although interest rates have been rising, low and negative interest rates present a challenge for various
IBRD portfolios.
Loans to borrowing countries:
Under IBRD’s loan agreements, if an interest rate formula yields a negative rate, the interest rate charged is zero.
Liquid Asset Portfolio:
IBRD’s existing guidelines allow for the investment in a wide variety of credit products in both developed and emerging market economies (see investment eligibility criteria in Box 7). In FY25, IBRD’s liquid asset portfolio incurred unrealized mark-to-market losses due to the sharp increase in interest rates.

58	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section IX: Risk Management
The interest rate risk on IBRD’s liquid asset portfolio, including the risk that the value of assets in the portfolio will fluctuate in response to changes in market interest rates, is managed within specified duration-mismatch limits. The liquid asset portfolio has spread exposure because IBRD holds instruments other than short-term bank deposits. These investments generally yield positive returns over the risk-free reference rate (Secured Overnight Financing Rate - SOFR) but can generate mark-to-market gains or losses if the credit spread moves.
Fixed Spread Loan Refinancing Risk
Refinancing risk for funding fixed-spread loans relates to the potential impact of any future deterioration in
IBRD's funding spread relative to what was computed in the fixed-spread when the loan was initially disbursed. IBRD does not match the maturity of its funding with that of its fixed spread loans as this would result in significantly higher financing costs for all loans. Instead, IBRD targets a shorter average funding maturity and manages the refinancing risk by charging a risk premium.
Effective April 1, 2021, IBRD’s offering of loans on fixed spread terms has been suspended.
Other Interest Rate Risks
Interest rate risk also arises from other variables, including differences in timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities, and derivative instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its variable-rate receivables and payables. IBRD monitors these exposures and may execute overlay interest rates swaps to reduce sizable timing mismatches.
Exchange Rate Risk
IBRD holds the majority of its assets and liabilities in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar.
IBRD’s functional currencies are the U.S. dollar and euro. Currency translation adjustments relating to euro-denominated balances are reflected in other comprehensive income, a component of equity.
Currency translation adjustments relating to non-euro denominated balances (non-functional currencies)
are reported in the Statements of Income. While IBRD’s equity could be affected by exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the Equity-to-Loans ratio against exchange rate movements.
To minimize exchange risk, IBRD matches its borrowing obligations in any one currency (after derivatives)
with assets in the same currency. In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity with that of its outstanding loans across major currencies. Together, these policies are designed to minimize the impact of exchange rate fluctuations on the Equity-to-Loans ratio; thereby preserving IBRD’s ability to better absorb unexpected losses from arrears on loan repayments, regardless of exchange rate movements. As a result, exchange rate movements during the year generally do not have an impact on the overall Equity-to-Loans ratio.
The currency composition of the Loan portfolio (after the effect of associated derivatives) as of June 30,
2025 mainly consists of 79% U.S. Dollars and 20% euros.
The currency composition of the Borrowing portfolio (after the effect of associated derivatives) funding loans as of June 30, 2025 mainly consists of 79% U.S. Dollars and 20% euros.
Liquidity Risk
Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.
Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified Prudential Minimum to safeguard against cash flow interruptions.
The Target Liquidity Level represents twelve-months’ coverage as calculated at the start of every fiscal year. The Prudential Minimum is defined as 80% of the Target Liquidity Level. The maximum guideline of

IBRD Management's Discussion and Analysis: June 30, 2025	59

Management’s Discussion and Analysis	Section IX: Risk Management
150% of the Target Liquidity Level continues to function as a guideline rather than a hard ceiling (Table
39).

Table 39: Liquidity Levels
Effective for FY25	In billions of U.S. dollars	% of Target Liquidity Level
Target Liquidity Level	$65.0
Guideline Maximum Liquidity Level	97.5	150%
Prudential Minimum Liquidity Level	52.0	80%
Liquid Asset Portfolio as of June 30, 2025	$96.0	148%
The FY26 Target Liquidity Level is set at $79.0 billion, $14.0 billion higher than FY25 Target Liquidity
Level due to higher projected debt service and net loan disbursements in FY26.
Operational Risk
Operational risk is defined as the risk of financial loss or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.
IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. As part of its business activities, IBRD is exposed to a range of operational risks including physical security, staff health and safety, information security and data privacy, business continuity, and third-party risks. IBRD’s approach to identifying and managing operational risk includes a dedicated program for these risks and a robust process that includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, identifying emerging risks that may affect business units, and developing risk responses and mitigating actions.
Cybersecurity Risk Management
IBRD’s operations rely on the secure processing, storage and transmission of confidential and other information in computer systems and networks. Like other financial institutions, cybersecurity risk continues to be significant for IBRD due to the evolving sophistication and complexity of the cyber threat landscape. These risks are unavoidable and IBRD seeks to manage them on a cost-effective basis consistent with its risk appetite.
To protect the security of its computer systems, software, networks and other technology assets, IBRD has developed a cybersecurity risk management program, aligned with its Operational Risk Management
Framework. This program consists of cybersecurity policies, procedures, compliance and awareness programs. A multi-layered approach for cybersecurity risk management is employed to prevent and detect malicious activity, both from within the organization and from external sources. In response to emerging cyber threats such as malware including ransomware, denial of service, phishing attacks and artificial intelligence related risks, IBRD adapts its technical and process-level controls and enhances user awareness to mitigate the risk. When relying on third-party vendors for technology-enabled services, additional meaningful and diligent measures are applied to gain assurance regarding the security of its information and technology assets including, as appropriate, legal and cybersecurity contractual safeguards in third-party vendor agreements and the review and monitoring of third-party control environments.
IBRD periodically assesses the maturity and effectiveness of its cyber defenses through risk mitigation techniques, including but not limited to, targeted testing, internal and external audits, incident response desktop exercises and industry benchmarking.

60	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section X: Contractual Obligations

Section X: Contractual Obligations
In conducting its business, IBRD takes on contractual obligations that may require future payments.
These include borrowings, operating and finance leases, contractual purchases, capital expenditures, and other long-term liabilities. Table 40 shows IBRD’s contractual obligations for the next five years and thereafter; it excludes the following obligations reflected on IBRD’s Balance Sheets: undisbursed loans, amounts payable for currency and interest rate swaps, amounts payable for investment securities purchased, guarantees, and cash received under agency arrangements.
•Borrowings: IBRD issues debt in the form of securities to private and governmental buyers.
•Finance Leases: IBRD reclassified a land lease as a finance lease following the execution of a purchase and sale agreement during the fiscal year ended June 30, 2025. The amount due in one year represents future cash payments for real estate-related obligations based on the contractual amounts payable until the purchase is completed in June 2026 as planned.
•Operating Leases: IBRD leases real estate and equipment under lease agreements for varying periods. Operating lease expenditures represents future cash payments for real estate-related obligations and equipment, based on contractual amounts.
•Contractual Purchases: IBRD is a party to various obligations to purchase products and services, which are purchase commitments in the ordinary course of business.
•Other Long-Term Liabilities: IBRD provides a variety of benefits to its employees. As some of these benefits are of a long-term nature, IBRD records the associated liability on its Balance Sheets. The obligations payable represents expected benefit payments as well as contributions to the pension plans. These include future service and pay accruals for current staff and new staff projections for the next 10 years.
Operating leases, contractual purchases and capital expenditures, and other long-term obligations include obligations shared with IDA, IFC, and MIGA under cost-sharing and service arrangements. These arrangements reflect the WBG strategy of maximizing synergies, to best leverage resources for development (see Notes to Financial Statements, Note H for Transactions with Affiliated Organizations).

Table 40: Contractual Obligations
In millions of U.S. dollars
	As of June 30, 2025
	Due in 1 year or Less	Due after 1 Year up to 3 Years	Due after 3 Years up to 5 Years	Due After 5 years	Total
Borrowings	$47,162	$74,298	$71,827	$112,874	$306,161
Finance leases	11	—	—	—	11
Operating leases	61	57	28	9	155
Contractual purchases	644	20	4	8	676
Other long-term liabilities	777	201	115	224	1,317
Total	$48,655	$74,576	$71,974	$113,115	$308,320

IBRD Management's Discussion and Analysis: June 30, 2025	61

Management’s Discussion and Analysis	Section XI: Pension & Other Post-Retirement Benefits

Section XI: Pension & Other Post-Retirement Benefits
Governance
IBRD participates, along with IFC and MIGA, in pension and post-retirement benefit plans. The Staff
Retirement Plan and Trust (SRP), Retired Staff Benefits Plan and Trust (RSBP), and PEBP (collectively called the “Plans”) are defined benefit plans and cover all WBG employees, retirees and their beneficiaries. Costs, assets, and liabilities associated with the Plans are allocated among IBRD, IFC, and
MIGA, based on their employees' respective participation in the Plans. Costs allocated to IBRD are subsequently shared with IDA, based on an agreed cost-sharing ratio (see Notes to Financial Statements,
Note K: Pension and Other Post-Retirement Benefits).
The benefits of the Plans at retirement are determined pursuant to the Plan Documents adopted by the
Board (Plan Document). IBRD has a contractual obligation to make benefit payments to the Plans’
beneficiaries. The governance mechanism of the Plans, including the funding and investment policies described here, are designed to support this objective.
There are two committees that govern the Plans. From a governance standpoint, both committees are independent of IBRD and the Board.
•The Pension Finance Committee (PFC), which is responsible for the financial management of the
Plans and is supported by the Pension Finance Administrator.
•The Pension Benefits Administration Committee (PBAC), which is responsible for the administration of the benefits of the Plans.
Contributions to the SRP and RSBP are irrevocable, with assets held in separate trusts, and the PEBP assets are included in IBRD's investment portfolio. IBRD acts as trustee for the Plans and the assets are used for the exclusive benefit of the participants and their beneficiaries. The objective of the Plans is to accumulate sufficient assets to meet future pension benefit obligations. As of June 30, 2025, IBRD and
IDA’s share of the assets amounted to $34.7 billion (Table 41). This represents the accumulated contributions paid into the plans net of benefit payments, together with the accumulated value of investment earnings, net of related expenses.
Funding and Investment Policies
The key policies underpinning the financial management of the Plans, including the determination of WBG contributions and the investment of Plan assets, are the funding and investment policies. The objective of these policies is to ensure that the Plans have sufficient assets to meet benefit payments over the long term. The funding policy, as approved by the PFC, establishes the rules that determine the WBG’s contributions. The policy seeks to fund the Plans in a consistent and timely manner, while at the same time avoiding excessive volatility in WBG contributions. The funding policy determines how much the
WBG must contribute annually to sustain and ensure the accumulation of sufficient assets over time to meet the expected benefit payments. Under the Plan Document, the PFC determines the WBG contribution based on actuarial valuations. IBRD is required to make the contribution determined by the
PFC. In FY25, the WBG’s rate for contributions to the Plans was 12.71% of salaries.
The Projected Benefit Obligation (PBO) is derived from AA-rated corporate bonds, as required by U.S.
GAAP. The selection of this rate as the basis for the discount rate is to establish a liability equivalent to an amount that if invested in high-quality fixed income securities would match the benefit payment stream.
While this measure is based on an objective, observable market rate, it does not necessarily reflect the realized or expected returns of the Plan which depend on how the Plans are managed and invested. The
PBO for funding purposes is discounted using a 3.5% real discount rate since the funding strategy for the
Plans is based on a target of 3.5% real return on investments. This rate constitutes the long-term return objective for the Plan’s assets, referred to as the Long-Term Real Return Objective (LTRRO), which
Management has followed since the year ended June 30, 1999 and last reaffirmed under the strategic asset allocation review in April 2024. If the return on pension assets is 3.5% in real terms and contributions are made at the actuarially required rates (which reflect the long-term cost of the plan benefit), the Plan benefits will be funded over time.

62	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section XI: Pension & Other Post-Retirement Benefits
The assets of the Plans are diversified across a variety of asset classes, with the objective of achieving returns consistent with the LTRRO over the long term without taking undue risks. The returns on investments for the Plans have met or exceeded the LTRRO on a consistent basis in the long term as well as in recent years. The PFC periodically reviews the LTRRO for realism and appropriateness. See Notes to Financial Statements, Note K: Pension and Other Post-Retirement Benefits for asset allocation, expected return on Plan assets and assumptions used to determine the PBO.
The Plan has a long-standing Environmental, Social and Governance (ESG) policy that reflects the latest developments in and understanding of responsible investments and ESG integration. The ESG policy is based on a principled and pragmatic approach in accordance with and subject to the fiduciary standard applicable to the administration and investment of Plan assets. The Plan’s ESG policy outlines a practical approach to ESG integration and responsible ownership, providing an operational framework for a consistent consideration of relevant ESG issues applicable to each asset class, as well as for the conduct of corporate engagement and proxy voting on the Plan’s applicable equity holdings.
Projected Benefit Obligations
Given that pension plan liabilities can be defined and measured in different ways, it is possible to have different funded status measures for the same plans. The most widely used and publicly disclosed measure of pension plan liabilities is the PBO measure required under U.S. GAAP. It reflects the present value of all retirement benefits earned by participants (adjusted for assumed inflation) as of a given date, including projected salary increases to retirement. Therefore, the PBO measure is an appropriate metric for assessing the ability of the Plans to cover expected benefits as of a certain date. The underlying actuarial assumptions used to determine the PBO, accumulated benefit obligations, and funded status associated with the Plans are based on financial market interest rates, experience, and Management's best estimate of future benefit changes, economic conditions and earnings from plan assets.

Table 41: Funded Status of the Plans
In millions of U.S. dollars
	As of June 30, 2025
	SRP	RSBP	PEBP	Total
PBO	$(21,555)	$(2,725)	$(2,070)	$(26,350)
Plan assets	27,400	4,921	2,359	34,680
Net position	$5,845	$2,196	$289	$8,330

IBRD's funded status				$3,908

	As of June 30, 2024
	SRP	RSBP	PEBP	Total
PBO	$(22,166)	$(3,408)	$(2,097)	$(27,671)
Plan assets	25,689	4,540	2,135	32,364
Net position	$3,523	$1,132	$38	$4,693

IBRD's funded status				$2,235
The discount rate used to convert future obligations into today’s dollars is derived from high-grade, AA-
rated corporate bond yields as required by U.S. GAAP. The overfunded status of the pension plans for
IBRD and IDA of $8,330 million as of June 30, 2025, net of PEBP assets, primarily reflects the actuarial gains in the projected benefit obligations as a result of the decrease in the expected inflation rate and the increase in the nominal discount rate, as well as the increase in the value of the Plan Assets due to higher-than-expected asset returns. As the Plans are managed with a long-term horizon, results over shorter time periods may be impacted positively or negatively by market fluctuations.

IBRD Management's Discussion and Analysis: June 30, 2025	63

Management’s Discussion and Analysis	Section XII: Critical Accounting Policies and the Use of Estimates

Section XII: Critical Accounting Policies and the Use of Estimates
IBRD’s significant accounting policies, as well as estimates made by Management, are integral to its financial reporting. While all of these policies require a certain level of judgment and estimates, significant policies require Management to make highly difficult, complex, and subjective judgments as these relate to matters inherently uncertain and susceptible to change. Note A to the financial statements contains a summary of IBRD’s significant accounting policies including a discussion of recently issued accounting pronouncements.
Fair Value of Financial Instruments
The fair values of financial instruments are based on a three-level hierarchy. For financial instruments classified as Level 1 or 2, less judgment is applied in arriving at fair value measures as the inputs are based on observable market data. For financial instruments classified as Level 3, unobservable inputs are used. These require Management to make important assumptions and judgments in determining fair value measures. Investments measured at net asset value per share (or its equivalent) are not classified in the fair value hierarchy.
Most of IBRD’s financial instruments which are recorded at fair value are classified as Levels 1 and 2.
Table 42 presents the summary of the fair value of financial instruments recorded at fair value on a recurring basis, and the amounts measured using significant Level 3 inputs. IBRD’s level 3 instruments are mainly structured bonds and related swaps held in the borrowing portfolio; these use market observable inputs and unobservable inputs such as correlations, interest rate volatilities, and equity index volatilities. There were no Level 3 instruments in IBRD’s investment or loan portfolios as of June 30, 2025.
All of IBRD’s loans were reported at amortized cost as of June 30, 2025.

Table 42: Fair Value Level 3 Summary
In millions U.S. dollars
For the fiscal year ended June 30,	2025		2024
	Level 3	Total Balance	Level 3	Total Balance
Total Assets at fair value	$356	$115,364	$263	$94,842
As a percentage of total assets	0.31%		0.28%

Total Liabilities at fair value	$5,121	$330,706	$4,349	$296,712
As a percentage of total liabilities	1.55%		1.47%

IBRD reviews the methodology, inputs, and assumptions on a quarterly basis to assess the appropriateness of the fair value hierarchy classification of each financial instrument.
Some financial instruments are valued using pricing models. The valuation group, independent of the treasury and financial reporting functions, reviews all financial instrument models affecting financial reporting through fair value and assesses model appropriateness and consistency. The review looks at whether the models accurately reflect the characteristics of the transaction and its risks, the suitability and convergence properties of numerical algorithms, the reliability of data sources, the consistency of the treatment with models for similar products, and sensitivity to input parameters and assumptions that cannot be priced from the market.
Reviews are conducted of new and/or changed models, as well as previously validated models, to assess whether any changes in the product or market may have affected the model’s continued validity and whether any theoretical or competitive developments may require reassessment of the model’s adequacy.
The financial models used for input to IBRD’s financial statements are subject to both internal and periodic external verification and review by qualified personnel.

64	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section XII: Critical Accounting Policies and the Use of Estimates
In cases where Management relies on instrument valuations supplied by external pricing vendors, procedures are in place to validate the appropriateness of the models used, as well as the inputs applied in determining those values.
Provision for Losses on Loans and Other Exposures
IBRD evaluates estimated exposures over the life of loans and other exposures, to incorporate undisbursed loan commitments in the measure of exposure, and to incorporate estimations of future market conditions for a reasonable and supportable forecast period along with historical experience. The overall provision for expected losses is the sum of the computed annual losses, taking into account borrower risk ratings and associated expected default frequencies, estimates of exposure, and severity of loss given default.
For loans reported at fair value, if any, the credit risk assessment is a determinant of fair value. All of
IBRD's loans were reported at amortized cost as of June 30, 2025.
The determination of a borrower's risk rating is based on complex variables such as: political risk, external debt and liquidity, fiscal policy and the public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, and financial sector risks and corporate sector debt and other vulnerabilities. Additionally, estimations of disbursements and repayments of exposures are made, as well as estimations of future interest cash flows based on forward looking market variables, and the impact of any credit enhancement arrangements IBRD has received.
IBRD periodically reviews these variables and reassesses the adequacy of the accumulated provision accordingly. Actual losses may differ from expected losses owing to unforeseen changes in any of the variables affecting the creditworthiness or estimates inherent in the exposure measurements of borrowers.
The Credit Risk Committee monitors aspects of country credit risk, in particular, reviewing the provision for losses on loans and guarantees taking into account, among other factors, any changes in exposure, risk ratings of borrowing member countries, or changes between the accrual and nonaccrual portfolios.
The accumulated provision for loan losses is reported separately in the Balance Sheets as a reduction from IBRD’s total loans outstanding. The accumulated provision for losses on loan commitments and other exposures is included in accounts payable and miscellaneous liabilities. Increases or decreases in the accumulated provision for losses on loans and other exposures are reported in the Statements of
Income as a Provision for losses on loans and other exposures (see Notes to Financial Statements: Note
A: Summary of Significant Accounting and Related Policies and Note D: Loans and Other Exposures).
Pension and Other Post-Retirement Benefits
The underlying actuarial assumptions used to determine the PBO, accumulated benefit obligations, and funded status associated with IBRD pension and other post-retirement benefit plans are based on financial market interest rates, experience, and Management's best estimate of future benefit changes and economic conditions. All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing ratio. IDA,
IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by
IBRD. Contributions to the plans are calculated as a percentage of salary (see Notes to Financial
Statements, Note K: Pension and Other Post-Retirement Benefits).

IBRD Management's Discussion and Analysis: June 30, 2025	65

Management’s Discussion and Analysis	Section XIII: Governance and Controls

Section XIII: Governance and Controls
Business Conduct
The WBG promotes a positive work environment in which staff members understand their ethical obligations to the institution. In support of this commitment, the institution has in place a Code of Conduct.
The WBG has both an Ethics Help Line and a Fraud and Corruption hotline. A third-party service offers many methods of worldwide communication. Reporting channels include telephone, mail, email, or confidential submission through a website.
IBRD has procedures in place for receiving, retaining, and handling recommendations and concerns relating to business conduct identified during the accounting, internal control, and auditing processes.
WBG staff rules clarify and codify the staff’s obligations in reporting suspected fraud, corruption, or other misconduct that may threaten the operations or governance of the WBG. These rules also offer protection from retaliation.
Figure 19: Governance Structure
General Governance
IBRD’s decision-making structure consists of the Board of Governors, Executive Directors (the Board),
the President, Management, and staff. The Board of Governors is the highest decision-making authority.
Governors are appointed by their member governments for a five-year term, which is renewable. The
Board of Governors may delegate authority to the Executive Directors to exercise any of its powers, except for certain powers enumerated in IBRD’s Articles. IBRD has its own policies and frameworks that are carried out by staff that share responsibilities over both IBRD and IDA.
In addition, IBRD and IDA have joint internal institutional oversight units which play an assurance role to shareholders and management that IBRD’s work is impactful and accountable, informed by best practices, and delivered to the highest ethical standards with risk management controls and governance processes that are functioning effectively.
Executive Directors
In accordance with IBRD’s Articles, Executive Directors are appointed or elected every two years by their member governments. The Board currently has 25 Executive Directors, who represent all 189 member countries. Executive Directors are neither officers nor staff of IBRD. The President is the only member of the Board from management, and he serves as a non-voting member and as Chairman of the Board.
The Board is required to consider proposals made by the President on IBRD loans, grants and guarantees and on other policies that affect its general operations. The Board is also responsible for presenting to the Governors, at the Annual Meetings, audited accounts, an administrative budget, and an annual report on operations and policies and other matters.

66	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section XIII: Governance and Controls
The Board and its committees are in continuous sessions based in Washington DC, as business requires.
Each committee's terms of reference establish its respective roles and responsibilities. As committees do not vote on issues, their role is primarily to serve the Board in discharging its responsibilities.
The committees are made up of eight members and function under their respective stipulated terms of reference. These committees are as follows:
•Audit Committee - assists the Board in overseeing IBRD’s finances, accounting, risk management and internal controls (see further explanation below).
•Budget Committee - assists the Board in approving the World Bank’s budget and in overseeing the preparation and execution of IBRD’s business plans. The committee provides guidance to management on strategic directions of IBRD.
•Committee on Development Effectiveness - supports the Board in assessing IBRD’s development effectiveness, providing guidance on strategic directions of IBRD, and monitoring the quality and results of operations.
•Committee on Governance and Executive Directors’ Administrative Matters - assists the Board on issues related to the governance of IBRD, the Board’s own effectiveness, and the administrative policy applicable to Executive Directors’ offices.
•Human Resources Committee - strengthens the efficiency and effectiveness of the Board in discharging its oversight responsibility on the World Bank’s human resources strategy, policies and practices, and their alignment with the business needs of the organization.
Audit Committee
Membership
The Audit Committee consists of eight Executive Directors. Membership in the Committee is determined by the Board, based on nominations by the Chairman of the Board, following informal consultation with
Executive Directors.
Key Responsibilities
The Audit Committee is appointed by the Board for the primary purpose of assisting the Board in overseeing IBRD’s finances, accounting, risk management, internal controls and institutional integrity.
Specific responsibilities include:
•Oversight of the integrity of IBRD’s financial statements.
•Appointment, qualifications, independence and performance of the External Auditor.
•Performance of the Group Internal Audit.
•Adequacy and effectiveness of financial and accounting policies and internal controls and the mechanisms to deter, prevent and penalize fraud and corruption in IBRD operations and corporate procurement.
•Effective management of financial, fiduciary and compliance risks in IBRD.
•Oversight of the institutional arrangements and processes for risk management across IBRD.
In carrying out its role, the Audit Committee discusses financial issues and policies that affect IBRD’s financial position and capital adequacy with Management, external auditors, and internal auditors. It recommends the annual audited financial statements for approval to the Board. The Audit Committee monitors and reviews developments in corporate governance and its own role on an ongoing basis.

IBRD Management's Discussion and Analysis: June 30, 2025	67

Management’s Discussion and Analysis	Section XIII: Governance and Controls
Executive Sessions
Under the Audit Committee's terms of reference, it may convene in executive session at any time, without
Management’s presence. The Audit Committee meets separately in executive session with the external and internal auditors.
Access to Resources and to Management
Throughout the year, the Audit Committee receives a large volume of information to enable it to carry out its duties and meets both formally and informally throughout the year to discuss relevant matters. It has complete access to Management, and reviews and discusses with Management topics considered in its terms of reference.
The Audit Committee has the authority to seek advice and assistance from outside legal, accounting, or other advisors as it deems necessary.
Auditor Independence
The appointment of the external auditor for IBRD is governed by a set of Board-approved principles.
These include:
•Limits on the external auditor’s provision of non-audit-related services
•Requiring all audit-related services to be pre-approved on a case-by-case basis by the Board, upon recommendation of the Audit Committee, and
•Renewal of the external audit contract every five years, with a limit of two consecutive terms and mandatory rotation thereafter.
The external auditor may provide non-prohibited, non-audit related services subject to monetary limits.
Broadly, the list of prohibited non-audit services include those that would put the external auditor in the roles typically performed by management and in a position of auditing their own work, such as accounting services, internal audit services, and provision of investment advice. The total non-audit services fees over the term of the relevant external audit contract shall not exceed 70% of the audit fees over the same period.
Communication between the external auditor and the Audit Committee is ongoing and carried out as often as deemed necessary by either party. The Audit Committee meets periodically with the external auditor and individual committee members have independent access to the external auditor. IBRD’s external auditors also follow the communication requirements with the Audit Committee set out under generally accepted auditing standards in the United States.
External Auditors
The external auditor is appointed to a five-year term, with a limit of two consecutive terms, and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board.
In May 2022, IBRD’s Board approved Deloitte & Touche LLP as IBRD’s external auditor for a second five-
year term commencing in FY24.
Senior Management Changes
Lakshmi Shyam-Sunder, WBG Chief Risk Officer and Vice President, retired in January 2025. Dennis
McLaughlin was appointed to this role effective January 2, 2025.
Pamela O'Connell, Vice President and WBG Controller, will be retiring and leaving the Bank in September
2025.
Internal Control
Internal Control Over Financial Reporting
Each fiscal year, Management evaluates the internal controls over financial reporting to determine whether any changes made in these controls during the fiscal year materially affect, or would be

68	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Section XIII: Governance and Controls
reasonably likely to materially affect, IBRD’s internal control over financial reporting. The internal control framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO), “Internal Control - Integrated Framework (2013)” provides guidance for designing, implementing and conducting internal control and assessing its effectiveness. IBRD uses the 2013 COSO framework to assess the effectiveness of the internal control over financial reporting. As of June 30, 2025, management maintained effective internal control over financial reporting. See “Management’s report regarding effectiveness of Internal Control over Financial Reporting” on page 74.74.
IBRD’s internal control over financial reporting as of June 30, 2025, has been audited by Deloitte &
Touche LLP, an independent auditor, as stated in their report, which is included herein.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to ensure that information required to be disclosed is gathered and communicated to Management, as appropriate, to allow timely decisions regarding required disclosure by IBRD. Management conducted an evaluation of the effectiveness of such controls and procedures and the President and the MDCFO have concluded that these controls and procedures were effective as of June 30, 2025.

IBRD Management's Discussion and Analysis: June 30, 2025	69

Management’s Discussion and Analysis	Section XIV: Reconciliations of Components of Allocable Income

Section XIV: Reconciliations of Components of Allocable Income
As discussed in Section I: Overview and Section III: Financial Results, in addition to reported financial measures determined in accordance with U.S. GAAP, IBRD also uses certain non-GAAP financial measures to evaluate performance, make operating decisions, determine business strategy, develop targeted financial goals, and allocate resources.
The tables below provide a reconciliation of key components of allocable income referenced in the MD&A to the most directly comparable U.S. GAAP reported measures.
Statements of Income
IBRD presents interest revenue on loans, investments and other assets, interest expense on borrowings and certain other items on a gross basis on its reported statements of income. However, IBRD assesses the performance of its lending, investing and other activities on a net basis, which takes into consideration interest expense on borrowings to fund these activities, the impact of realized gains and losses on derivatives designated as economic hedges to manage interest rate and currency risk and other costs.
The presentation of amounts in Table 3 is intended to reflect how IBRD manages its lending, investing and other activities and assesses the financial performance of these activities.
Table 43 and Table 44 provide reconciliations of the components of IBRD’s statements of income (Table
3) for the specified periods to the non-GAAP amounts presented and discussed in the MD&A (Table 5).

Table 43: Interest Revenue, Net of Borrowings Expenses
In millions of U.S. dollars
For the fiscal years ended June 30,	2025	2024
Interest revenue — Loans, net (Table 3 – Reported Basis)	$15,301	$15,831
Less: Borrowing expenses funding loans	(10,484)	(10,957)
Add: Others	4	—
Loan interest revenue, net of funding costs (Table 5)	$4,821	$4,874

Interest revenue—Investments-Trading, net (Table 3 – Reported Basis)	$4,444	$4,337
Add: Reclassification of unrealized mark-to-market gains on investments-trading portfolio, net (Table 3)	214	91
Less: Unrealized mark-to-market (gains) losses attributable to PEBP, PCRF, LPF1 and GFPP investment holdings reclassified to non-interest revenue, net (Table 44)	(158)	(112)
Less: Borrowing expenses funding investment-trading	(4,435)	(4,255)
Investment revenue, net of funding costs (Table 5)	$65	$61

Borrowing Expenses
Borrowing expenses funding loans	10,484	10,957
Borrowing expenses funding investment-trading	4,435	4,255
Add: Others	1	3
Borrowing expense, net (Table 3 – Reported Basis)	$14,920	$15,215

Table 44: Total Revenue on Interest Earning Assets, Net
In millions of U.S. dollars
For the fiscal years ended June 30,	2025	2024
Interest revenue, net of borrowings expense (Table 3 – Reported Basis)	$3,534	$3,229
Add: Reclassification of unrealized mark-to-market gains (losses) on investments-trading portfolio, net (Table 3)	214	91
Less: Unrealized mark-to-market (gains) losses attributable to PEBP, PCRF, LPF1 and GFPP investment holdings reclassified to non-interest revenue, net (Table 43)	(158)	(112)
Add: Others	3	1
Total revenue on interest earning assets, net (Table 5)	$3,593	$3,209

70	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Appendix

Appendix
Glossary of Terms
Articles: IBRD’s Articles of Agreement
Below GDI Country: Country whose Gross National Income per capita is below the Graduation Discussion Income as published in the Per Capita Income Guidelines for Operational Purposes.
Board: The Executive Directors as established by IBRD’s Articles of Agreement.
Budget Anchor: Efficiency measure that IBRD uses to monitor the coverage of its net administrative expenses by its loan interest margin.
Capital Adequacy: A measure of IBRD’s ability to withstand unexpected shocks and is based on the amount of
IBRD’s usable equity expressed as a percentage of its loans and other related exposures.
Credit Default Swaps (CDS): A derivative contract that provides protection against deteriorating credit quality and allows one party to receive payment in the event of a default or specified credit event by a third party.
Credit Valuation Adjustment (CVA): The CVA represents the counterparty credit risk exposure and is reflected in the fair value of derivative instruments.
Debit Valuation Adjustment (DVA): DVA on Fair Value Option (FVO) Elected Liabilities that corresponds to the change in fair value of the liability presented under the FVO that relate to the instrument specific credit risk (“own-
credit risk”).
Duration: Provides an indication of the sensitivity of underlying yield to changes in interest rates.
Equity-to-Loans Ratio: The Board monitors IBRD’s capital adequacy within a Strategic Capital Adequacy
Framework, using the Equity-to-Loans ratio as a key indicator of IBRD’s capital adequacy. For details on the ratio, see
Table 33.
Lending Operations: Total projects from a fiscal year based on project approval date as of June 30 of the fiscal year.
Loan Interest Margin: The difference between loan returns and associated debt cost.
Lower-Middle-Income Countries: For FY25, income groups are classified according to the 2023 gross national income (GNI) per capita. For lower-middle-income countries, the GNI range was $1,146-$4,515.
Maintenance of Value (MOV): Under IBRD’s Articles, members are required to maintain the value of their subscriptions of national currency paid-in, which is subject to certain restrictions. MOV is determined by measuring the foreign exchange value of a member’s national currency against the standard of value of IBRD’s capital based on the 1974 SDR.
Net Commitments: Commitments net of full terminations and cancellations approved in the same fiscal year and include guarantee commitments that have been approved by the Executive Directors.
Net Loan Disbursements: Loan disbursements net of repayments and prepayments.
Prudential Minimum:  The minimum amount of liquidity that IBRD is required to hold and is defined as 80% of the
Target Liquidity Level.
Single Borrower Limit (SBL): The maximum authorized exposure to IBRD’s most creditworthy and largest borrowing countries in terms of population and economic size.
Strategic Capital Adequacy Framework: Evaluates IBRD’s capital adequacy as measured by stress tests and an appropriate minimum level for the long-term Equity-to-Loans ratio. The Equity-to-Loans ratio provides a background framework in the context of annual net income allocation decisions, as well as in the assessment of the initiatives for the use of capital. The framework has been approved by the Board.
Statutory Lending Limit (SLL): Under IBRD’s Articles, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of unimpaired subscribed capital, reserves and surplus.
Sustainable Annual Lending Level (SALL): The level of lending that can be sustained in real terms over 10 years.
Target Liquidity Level (TLL): The twelve- month Target Liquidity Level is calculated before the end of each fiscal year based on Management’s estimates of projected net loan disbursements approved at the time of projection and twelve-month of debt-service for the upcoming fiscal year. This twelve-month estimate becomes the target for the upcoming fiscal year.
U.S. GAAP: Accounting principles generally accepted in the United States of America.
World Bank: The World Bank consists of IBRD and IDA.
World Bank Group (WBG): The World Bank Group consists of IBRD, IDA, IFC, MIGA, and ICSID.

IBRD Management's Discussion and Analysis: June 30, 2025	71

Management’s Discussion and Analysis	Appendix
Abbreviations and Acronyms
AfDB: African Development Bank
AOCI: Accumulated Other Comprehensive Income
BOG: Board of Governors
COSO: Committee of Sponsoring Organizations of
the Treadway Commission
CDS: Credit Default Swaps
CVA: Credit Valuation Adjustment
CRO: Vice President and WBG Chief Risk Officer
DDO: Deferred Drawdown Option
DPF: Development Project Financing
DVA: Debit Valuation Adjustment
EAL: Equitable Access Limit
EDF: Expected default frequency
EEA: Exposure Exchange Agreement
EFOs: Externally Financed Outputs
ESG: Environmental, Social and Governance
FIFs: Financial Intermediary Funds
FRC: Finance and Risk Committee
GCI: General Capital Increase
GDI: Graduation Discussion Income
GNI: Gross National Income
GMFs: Grant-Making Facilities
IADB: Inter‐American Development Bank
IBRD: International Bank for Reconstruction and
Development
ICSID: International Centre for Settlement of
Investment Disputes
IFC: International Finance Corporation
IDA: International Development Association
IFFIm: International Finance Facility for Immunization
IFLs: IBRD Flexible Loans
IPF: Investment Project Financing
LLP: Loan Loss Provision
LTRRO: Long-Term Real Return Objective
MDB: Multilateral Development Bank
MDCAO: Managing Director and World Bank Group
Chief Administrative Officer
MDCFO: Managing Director and World Bank Group
Chief Financial Officer
MIGA: Multilateral Investment Guarantee Agency
MOV: Maintenance-Of-Value
NBC: New Business Committee
NCPIC: National Currency Paid-in Capital
ORC: Operational Risk Committee
PBAC: Pension Benefits Administration Committee
PBO: Pension Benefit Obligation
PCRF: Post Retirement Contribution Reserve Fund
PEBP: Post-Employment Benefit Plan
PFC: Pension Finance Committee
PforR: Program-for-Results
RAS: Reimbursable Advisory Services
RAMP: Reserves Advisory and Management
Partnership
RSBP: Retired Staff Benefits Plan
SALL: Sustainable Annual Lending Level
SCI: Selective Capital Increase
SDPL: Special Development Policy Loans
SBL: Single Borrower Limit
SOFR: Secured Overnight Financing Rate
SLL: Statutory Lending Limit
SRP: Staff Retirement Plan

72	IBRD Management's Discussion and Analysis: June 30, 2025

Management’s Discussion and Analysis	Appendix
Eligible Borrowing Member Countries by Region as of June 30, 2025

Region	Countries
Eastern and Southern Africa	Angola, Botswana, Eswatini*, Kenya*, Mauritius, Namibia, Seychelles, South Africa, Zimbabwe*
Western and Central Africa	Republic of Cabo Verde*, Cameroon*, Republic of Congo*, Equatorial Guinea, Gabon, Nigeria*, Cote d'Ivoire*
East Asia and Pacific	China, Fiji*, Indonesia, Malaysia, Mongolia, Nauru, Palau, Papua New Guinea*, Philippines, Thailand, Timor-Leste*, Viet Nam
Europe and Central Asia
Albania, Armenia, Azerbaijan, Belarus, Bosnia and Herzegovina, Bulgaria, Croatia, Georgia,
Kazakhstan, North Macedonia, Moldova, Montenegro, Poland, Romania, Russian Federation,
Serbia, Türkiye, Turkmenistan, Ukraine, Uzbekistan*

Latin America and Caribbean
Argentina, Antigua and Barbuda, Barbados, Belize*, Bolivia, Brazil, Chile, Colombia, Costa Rica,
Dominica*, Dominican Republic, Ecuador, El Salvador, Grenada*, Guatemala, Jamaica, Mexico,
Panama, Paraguay, Peru, St. Kitts and Nevis, St. Lucia*, St. Vincent and the Grenadines*,
Suriname*, Trinidad and Tobago, Uruguay, Venezuela

Middle East and North Africa	Algeria, Arab Republic of Egypt, Islamic Republic of Iran, Iraq, Jordan, Lebanon, Libya, Morocco, Tunisia
South Asia	India, Pakistan*
* Blend countries eligible for IDA and IBRD loans.

IBRD FINANCIAL STATEMENTS: June 30, 2025	73
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
FINANCIAL STATEMENTS AND INTERNAL CONTROL REPORTS
June 30, 2025

74	IBRD FINANCIAL STATEMENTS: June 30, 2025
Management's Report Regarding Effectiveness of Internal Control Over
Financial Reporting

The World Bank
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
INTERNATIONAL DEVELOPMENT ASSOCIATION

1818 H Street N.W.
Washington, D.C. 20433
U.S.A.

(202) 477-1234
Cable Address: INTBAFRAD
Cable Address: INDEVAS

August 7, 2025

The management of the International Bank for Reconstruction and Development (IBRD) is responsible for the preparation, integrity, and fair presentation of its published financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on informed judgments and estimates made by management.

The financial statements have been audited by an independent audit firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Executive Directors and their Committees. Management believes that all representations made to the independent auditors during their audit of IBRD's financial statements and audit of its internal control over financial reporting were valid and appropriate. The independent auditors' reports accompany the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over financial reporting for financial statement presentations in conformity with accounting principles generally accepted in the United States of America. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded, and financial records are reliable. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal control over financial reporting supports the integrity and reliability of the external financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

IBRD assessed its internal control over financial reporting for financial statement presentation in conformity with accounting principles generally accepted in the United States of America as of June 30, 2025. This assessment was based on the criteria for effective internal control over financial reporting described in the *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IBRD maintained effective internal control over financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30, 2025. The independent audit firm that audited the financial statements has issued an Independent Auditor's Report which expresses an opinion on IBRD's internal control over financial reporting.

IBRD FINANCIAL STATEMENTS: June 30, 2025	75

76	IBRD FINANCIAL STATEMENTS: June 30, 2025
Independent Auditor's Report on Effectiveness of Internal Control Over
Financial Reporting

Deloitte.

Deloitte & Touche LLP
7900 Tysons One Place
Suite 800
McLean, VA 22102
USA
Tel.: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITOR'S REPORT

President and Board of Executive Directors
International Bank for Reconstruction and Development

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of the International Bank for Reconstruction and Development ("IBRD") as of June 30, 2025, based on the criteria established in the *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, IBRD maintained, in all material respects, effective internal control over financial reporting as of June 30, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the financial statements as of and for the year ended June 30, 2025 of IBRD, and our report dated August 7, 2025, expressed an unmodified opinion on those financial statements.

Basis for Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are required to be independent of IBRD and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting

Management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management's Report Regarding Effectiveness of Internal Control over Financial Reporting.

Auditor's Responsibilities for the Audit of Internal Control over Financial Reporting

Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects and to issue an auditor's report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.

In performing an audit of internal control over financial reporting in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

IBRD FINANCIAL STATEMENTS: June 30, 2025	77

- Obtain an understanding of internal control over financial reporting, assess the risks that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

An entity's internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte + Touche LLP

August 7, 2025

78	IBRD FINANCIAL STATEMENTS: June 30, 2025
Independent Auditor's Report

Deloitte.

Deloitte & Touche LLP
7900 Tysons One Place
Suite 800
McLean, VA 22102
USA
Tel.: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITOR'S REPORT

President and Board of Executive Directors
International Bank for Reconstruction and Development

Opinion

We have audited the financial statements of the International Bank for Reconstruction and Development ("IBRD"), which comprise the balance sheets as of June 30, 2025 and 2024, and the related statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended June 30, 2025, and the related notes to the financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of IBRD as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025, in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), IBRD's internal control over financial reporting as of June 30, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 7, 2025, expressed an unmodified opinion on IBRD's internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of IBRD and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about IBRD's ability to continue as a going concern for one year after the date that the financial statements are issued.

IBRD FINANCIAL STATEMENTS: June 30, 2025	79

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about IBRD's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the financial statements. This supplementary information is the responsibility of IBRD's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with GAAS. In our opinion, such information is fairly stated in all material respects in relation to the financial statements as a whole.

80	IBRD FINANCIAL STATEMENTS: June 30, 2025
Independent Auditor's Report

IBRD FINANCIAL STATEMENTS: June 30, 2025	81
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
FINANCIAL STATEMENTS
June 30, 2025

82	IBRD FINANCIAL STATEMENTS: June 30, 2025
BALANCE SHEETS
June 30, 2025 and June 30, 2024
Expressed in millions of U.S. dollars

	2025	2024
Assets
Due from banks—Notes C and J
Unrestricted cash	$412	$410
Restricted cash	73	80
	485	490
Investments-Trading (including securities transferred under repurchase or securities lending agreements of $312 million—June 30, 2025 and $255 million —June 30, 2024)—Notes C and J	102,674	82,728

Securities purchased under resale agreements—Notes C and J	14	79

Derivative assets, net—Notes C, F and J	666	456

Receivables
Receivable from investment securities traded—Note C	84	438
Accrued income on loans and guarantee fees receivable—Note D	3,562	4,022
	3,646	4,460
Loans outstanding—Notes D, H and J
Total loans	375,435	348,248
Less: Undisbursed balance (including signed loan commitments of $76,870 million—June 30, 2025 and $66,761 million—June 30, 2024)	(92,345)	(85,058)
Loans outstanding	283,090	263,190
Less:
Accumulated provision for loan losses	(2,366)	(2,360)
Deferred loan income	(681)	(594)
Net loans outstanding	280,043	260,236

Other assets
Assets under retirement benefits plans—Notes I and K	8,041	4,655
Premises and equipment, net	1,866	1,842
Miscellaneous—Notes D,H,J and L	2,076	1,666
	11,983	8,163
Total assets	$399,511	$356,612

IBRD FINANCIAL STATEMENTS: June 30, 2025	83

	2025	2024
Liabilities
Borrowings—Notes E and J
Borrowings, at fair value	$305,679	$261,790
Borrowings, at amortized cost	482	—
	306,161	261,790

Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received— Notes C and J	312	256

Derivative liabilities, net—Notes C, F and J	12,454	22,728

Other liabilities
Payable for investment securities purchased—Note C	199	561
Liabilities under retirement benefits plans—Notes I and K	2,070	2,097
Accounts payable and miscellaneous liabilities—Notes D, H, J and L	6,303	5,696
	8,572	8,354
Total liabilities	327,499	293,128

Equity

Capital stock—Note B
Authorized capital (2,783,873 shares—June 30, 2025 and June 30, 2024)
Subscribed capital (2,709,291 shares—June 30, 2025, and 2,678,098 shares—June 30, 2024)	326,835	323,072
Less uncalled portion of subscriptions	(303,924)	(300,620)
Paid-in capital	22,911	22,452
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(313)	(310)

Receivable and deferred amounts to maintain value of currency holdings — Note B	(623)	(895)

Retained earnings —Note G	40,383	38,283

Accumulated other comprehensive income —Note I	9,654	3,954

Total equity	72,012	63,484

Total liabilities and equity	$399,511	$356,612
The Notes to Financial Statements are an integral part of these Statements.

84	IBRD FINANCIAL STATEMENTS: June 30, 2025
STATEMENTS OF INCOME
For the fiscal years ended June 30, 2025, June 30, 2024 and June 30, 2023
Expressed in millions of U.S. dollars

	2025	2024	2023
Interest revenue
Loans, net—Note D	$15,301	$15,831	$10,522
Other asset/liability management derivatives, net—Notes F and J	(1,293)	(1,726)	(850)
Investments-Trading, net	4,444	4,337	3,079
Other, net	2	2	2
Borrowing expenses, net—Note E	(14,920)	(15,215)	(9,562)
Interest revenue, net of borrowing expenses	3,534	3,229	3,191

Provision for losses on loans and other exposures, release (charge) — Note D	75	(94)	(685)

Non-interest revenue
Revenue from externally funded activities—Notes H and L	947	960	878
Commitment charges—Note D	152	149	124
Other, net	170	42	43
Total	1,269	1,151	1,045

Non-interest expenses
Administrative—Notes H, K and L	(2,522)	(2,379)	(2,320)
Contributions to special programs	(17)	(17)	(17)
Other—Note K	150	170	183
Total	(2,389)	(2,226)	(2,154)

Board of Governors-approved transfers—Note G	(815)	(371)	(221)

Currency remeasurement (losses) gains, net	(44)	73	39

Unrealized mark-to-market gains on Investments-Trading portfolio, net—Notes F and J	214	91	84

Unrealized mark-to-market gains (losses) on non-trading portfolios, net
Loan-related derivatives—Notes D, F and J	(1,372)	(458)	1,677
Other asset/liability management derivatives, net—Notes F and J	1,839	708	(1,642)
Borrowings, including derivatives—Notes E, F and J	(234)	9	(190)
Others, net —Note J	23	30	—
Total	256	289	(155)
Net income	$2,100	$2,142	$1,144

The Notes to Financial Statements are an integral part of these Statements.

IBRD FINANCIAL STATEMENTS: June 30, 2025	85
STATEMENTS OF COMPREHENSIVE INCOME
For the fiscal years ended June 30, 2025, June 30, 2024 and June 30, 2023
Expressed in millions of U.S. dollars

	2025	2024	2023

Net income	$2,100	$2,142	$1,144
Other comprehensive income —Note I
Net actuarial gains on benefit plans	3,420	251	2,103
Prior service credit on benefit plans, net	8	8	20
Net change in Debit Valuation Adjustment (DVA) on Fair Value Option elected liabilities—Note J	991	322	(13)
Currency translation adjustments on functional currency gains (losses)	1,281	(150)	495
Total other comprehensive income	5,700	431	2,605
Total comprehensive income	$7,800	$2,573	$3,749

86	IBRD FINANCIAL STATEMENTS: June 30, 2025
STATEMENTS OF CHANGES IN EQUITY
For the fiscal years ended June 30, 2025, June 30, 2024 and June 30, 2023

Expressed in millions of U.S. dollars
	Paid-in Capital	Nonnegotiable, noninterest- bearing demand obligations on account of subscribed capital	Receivable and deferred amounts to maintain value of currency holdings	Retained earnings	Accumulated other comprehensive income	Total equity
As of June 30, 2022	$20,499	$(316)	$(778)	$34,997	$918	$55,320
Net income	—	—	—	1,144	—	1,144
Other comprehensive income	—	—	—	—	2,605	2,605
Subscriptions received	1,320	—	—	—	—	1,320
Demand obligations (received) encashed, net	—	(8)	—	—	—	(8)
Currency remeasurement changes, net	—	4	(19)	—	—	(15)
Receipts of MOV	—	—	16	—	—	16
As of June 30,2023	21,819	(320)	(781)	36,141	3,523	60,382
Net income	—	—	—	2,142	—	2,142
Other comprehensive income	—	—	—	—	431	431
Subscriptions received	633	—	—	—	—	633
Demand obligations (received) encashed, net	—	—	—	—	—	—
Currency remeasurement changes, net	—	10	(132)	—	—	(122)
Receipts of MOV	—	—	18	—	—	18
As of June 30,2024	22,452	(310)	(895)	38,283	3,954	63,484
Net income	—	—	—	2,100	—	2,100
Other comprehensive income	—	—	—	—	5,700	5,700
Subscriptions received	459	—	—	—	—	459
Demand obligations (received) encashed, net	—	(2)	—	—	—	(2)
Currency remeasurement changes, net	—	(1)	258	—	—	257
Receipts of MOV	—	—	14	—	—	14
As of June 30,2025	$22,911	$(313)	$(623)	$40,383	$9,654	$72,012
The Notes to Financial Statements are an integral part of these Statements.

IBRD FINANCIAL STATEMENTS: June 30, 2025	87
STATEMENTS OF CASH FLOWS
For the fiscal years ended June 30, 2025, June 30, 2024 and June 30, 2023
Expressed in millions of U.S. dollars

	2025	2024	2023
Cash flows from investing activities
Loans
Disbursements	(30,471)	$(33,375)	$(25,465)
Principal repayments	15,456	12,991	12,296
Principal prepayments	529	344	472
Loan origination fees received	34	37	27
Net derivatives-loans	84	76	66
Other investing activities, net	(246)	(154)	(141)
Net cash used in investing activities	(14,614)	(20,081)	(12,745)
Cash flows from financing activities
Medium and long-term borrowings
New issues	64,300	52,152	42,056
Retirements	(37,220)	(30,888)	(30,275)
Short-term borrowings (original maturities greater than 90 days)
New issues	26,573	20,483	25,358
Retirements	(23,076)	(22,270)	(25,846)
Net short-term borrowings (original maturities less than 90 days)	419	807	(4,716)
Net derivatives-borrowings	88	10	(787)
Capital subscriptions	459	633	1,320
Other financing activities, net	(6)	—	(5)
Net cash provided by financing activities	31,537	20,927	7,105
Cash flows from operating activities
Net income	2,100	2,142	1,144
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Unrealized mark-to-market (gains) losses on non-trading portfolios, net	(256)	(289)	155
Currency remeasurement losses (gains), net	44	(73)	(39)
Depreciation and amortization and capitalized interest on loans, net	419	614	535
Provision for losses on loans and other exposures, (release) charge	(75)	94	685
Changes in:
Investments-Trading	(17,200)	(4,288)	3,173
Net investment securities purchased/traded	24	(410)	608
Net derivatives-investments	(1,200)	1,063	(826)
Net securities purchased/sold under resale/repurchase agreements and payable for cash collateral received	132	128	(94)
Accrued income on loans and guarantee fees receivable	549	(676)	(2,230)
Miscellaneous assets	(373)	232	(4)
Accrued interest on borrowings	(1,704)	393	2,051
Accounts payable and miscellaneous liabilities	593	232	463
Pension and other post-retirement benefits	15	(59)	86
Net cash (used in) provided by operating activities	(16,932)	(897)	5,707
Effect of exchange rate changes on unrestricted and restricted cash	4	(6)	1
Net (decrease) increase in unrestricted and restricted cash	(5)	(57)	68
Unrestricted and restricted cash at the beginning of the fiscal year	490	547	479
Unrestricted and restricted cash at the end of the fiscal year	$485	$490	$547

88	IBRD FINANCIAL STATEMENTS: June 30, 2025

	2025	2024	2023
Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$5,105	$(822)	$1,817
Investment portfolio	231	17	4
Borrowing portfolio	4,148	(577)	1,397
Capitalized interest and loan origination fees included in total loans	308	155	73
Interest paid on borrowing portfolio	16,046	14,265	6,948
The Notes to Financial Statements are an integral part of these Statements.

IBRD FINANCIAL STATEMENTS: June 30, 2025	89
SUMMARY STATEMENT OF LOANS
June 30, 2025
Expressed in millions of U.S. dollars

		Undisbursed balance
Borrower	Total loans [a,b]	Loans approved but not yet signed	Signed loan commitment [c]	Loans Outstanding	Percentage of total loans outstanding [d]
Albania [b]	$1,679	$—	$624	$1,055	0.37%
Angola [a]	7,621	250	2,467	4,904	1.73
Antigua and Barbuda	4	—	—	4	*
Argentina	15,748	230	3,397	12,121	4.28
Armenia [b]	1,494	196	197	1,101	0.39
Azerbaijan	1,289	—	333	956	0.34
Bahamas, The	100	—	—	100	0.04
Barbados	303	30	54	219	0.08
Belarus	1,012	—	—	1,012	0.36
Belize	111	—	70	41	0.02
Bolivia, Plurinational State of [a]	1,568	—	621	947	0.33
Bosnia and Herzegovina [b]	1,481	94	550	837	0.30
Botswana [a]	784	—	118	666	0.24
Brazil [b]	21,795	4,258	2,154	15,383	5.43
Bulgaria	67	—	—	67	0.02
Cabo Verde, Republic of	40	—	*	40	0.01
Cameroon	1,159	—	282	877	0.31
Chile [a]	900	150	583	167	0.06
China [b]	19,775	764	4,666	14,345	5.07
Colombia [a]	18,077	700	807	16,570	5.85
Congo, Republic of	551	—	280	271	0.10
Costa Rica [a]	3,154	335	1,334	1,485	0.52
Côte d'Ivoire	180	—	*	180	0.06
Croatia	1,785	—	487	1,298	0.46
Dominican Republic [a]	3,703	—	1,349	2,354	0.83
Ecuador [a]	7,018	—	675	6,343	2.24
Egypt, Arab Republic of [b]	14,510	—	1,930	12,580	4.44
El Salvador	2,188	120	1,051	1,017	0.36
Eswatini	429	65	40	324	0.11
Fiji	204	—	25	179	0.06
Gabon [a]	988	163	168	657	0.23
Georgia [b]	2,346	—	589	1,757	0.62
Grenada	14	—	1	13	*
Guatemala	2,524	400	26	2,098	0.74
India [b]	34,455	910	8,959	24,586	8.69
Indonesia [b]	29,799	2,226	6,228	21,345	7.54
Iran, Islamic Republic of	139	—	—	139	0.05
Iraq [b]	4,047	930	421	2,696	0.95
Jamaica	1,229	—	128	1,101	0.39
Jordan [b]	8,016	—	2,277	5,739	2.03
Kazakhstan	4,645	655	211	3,779	1.33
Kenya	2,028	—	3	2,025	0.72
Kosovo	86	—	—	86	0.03
Lebanon	2,294	250	907	1,137	0.40
Mauritius	272	—	184	88	0.03
Mexico	13,827	—	—	13,827	4.88
Moldova	862	—	525	337	0.12
Mongolia	280	—	224	56	0.02
Montenegro [b]	380	—	85	295	0.10
Morocco [b]	16,506	619	3,778	12,109	4.28

90	IBRD FINANCIAL STATEMENTS: June 30, 2025
SUMMARY STATEMENT OF LOANS (CONTINUED)
June 30, 2025
Expressed in millions of U.S. dollars

Borrower		Undisbursed balance
	Total loans [a,b]	Loans approved but not yet signed	Signed loan commitment [c]	Loans Outstanding	Percentage of total loans outstanding [d]
Namibia [a]	$100	$—	$100		*	%
Nigeria [a]	2,916	—	1,570	1,346	0.48
North Macedonia [b]	966	17	210	739	0.26
Pakistan [b]	5,227	—	2,408	2,819	1.00
Panama	2,093	—	128	1,965	0.70
Papua New Guinea	80	—	76	4	*
Paraguay	1,449	—	323	1,126	0.40
Peru	7,135	650	927	5,558	1.96
Philippines [b]	19,612	—	4,091	15,521	5.48
Poland	5,882	—	147	5,735	2.03
Romania [b]	8,134	—	1,367	6,767	2.39
Serbia [b]	3,392	—	864	2,528	0.89
Seychelles	208	8	18	182	0.07
South Africa [a]	5,445	—	1,937	3,508	1.24
Sri Lanka	1,230	—	171	1,059	0.37
St. Lucia	2	—	—	2	*
Suriname	58	—	27	31	0.01
Thailand	458	—	—	458	0.16
Timor-Leste	12	—	—	12	*
Trinidad and Tobago [a]	20	—	—	20	0.01
Tunisia	6,660	568	1,311	4,781	1.69
Türkiye [b]	25,217	887	10,922	13,408	4.74
Turkmenistan	20	—	—	20	0.01
Ukraine [b]	17,505	—	641	16,864	5.96
Uruguay	1,500	—	59	1,441	0.51
Uzbekistan	3,634	—	257	3,377	1.19
Viet Nam	2,588	—	508	2,080	0.74
Zimbabwe	426	—	—	426	0.15
Total-June 30, 2025	$375,435	$15,475	$76,870	$283,090	100%

Total-June 30, 2024	$348,248	$18,297	$66,761	$263,190

Notes
a. Indicates a country for which a guarantee is provided under an Exposure Exchange Agreement (EEA) with a multilateral development organization (see Note D—Loans and Other Exposures). The amount of the guarantees is not included in the figures in the Statement above.

b. Indicates a country for which a guarantee has been received, under an EEA with a multilateral development organization or from another guarantee provider (see Note D—Loans and Other Exposures). The effect of the guarantee is not included in the figures in the Statement above.

c. Loan agreements totaling $6,656 million ($7,624 million—June 30, 2024) have been signed, but the loans are not effective and disbursements do not start until the borrowers and/or guarantors take certain actions and furnish documents.

d. May differ from the calculated figures or sum of individual figures shown due to rounding.
* Indicates amount less than $0.5 million or 0.005%
The Notes to Financial Statements are an integral part of these Statements.

IBRD FINANCIAL STATEMENTS: June 30, 2025	91
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER
June 30, 2025
Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Number of shares	Percentage of total [a]	Total amounts [a]	Amounts paid in [a,b]	Amounts subject to call [a,b]	Number of votes	Percentage of total [a]
Afghanistan	506	0.02%	$61.0	$5.1	$55.9	1,348	0.05%
Albania	1,355	0.05	163.5	8.5	154.9	2,197	0.08
Algeria	13,689	0.51	1,651.4	118.4	1,533.0	14,531	0.51
Angola	4,068	0.15	490.7	28.8	461.9	4,910	0.17
Antigua and Barbuda	659	0.02	79.5	2.3	77.2	1,501	0.05
Argentina	28,897	1.07	3,486.0	235.6	3,250.4	29,739	1.04
Armenia	2,006	0.07	242.0	13.8	228.2	2,848	0.10
Australia [c]	39,054	1.44	4,711.3	342.1	4,369.1	39,896	1.39
Austria [c]	18,143	0.67	2,188.7	157.4	2,031.3	18,985	0.66
Azerbaijan	2,876	0.11	346.9	21.1	325.9	3,718	0.13
Bahamas, The	1,503	0.06	181.3	10.3	171.1	2,345	0.08
Bahrain	1,648	0.06	198.8	11.9	186.9	2,490	0.09
Bangladesh	7,884	0.29	951.1	65.1	886.0	8,726	0.30
Barbados	948	0.03	114.4	4.5	109.9	1,790	0.06
Belarus	4,547	0.17	548.5	34.6	513.9	5,389	0.19
Belgium [c]	43,281	1.60	5,221.2	380.0	4,841.2	44,123	1.54
Belize	646	0.02	77.9	3.1	74.8	1,488	0.05
Benin	1,536	0.06	185.3	10.0	175.3	2,378	0.08
Bhutan	829	0.03	100.0	4.2	95.8	1,671	0.06
Bolivia, Plurinational State of	2,846	0.11	343.3	18.9	324.4	3,688	0.13
Bosnia and Herzegovina	980	0.04	118.2	10.3	107.9	1,822	0.06
Botswana	916	0.03	110.5	5.4	105.1	1,758	0.06
Brazil	53,509	1.98	6,455.1	386.8	6,068.3	54,351	1.89
Brunei Darussalam	2,373	0.09	286.3	15.2	271.1	3,215	0.11
Bulgaria	7,609	0.28	917.9	64.5	853.4	8,451	0.29
Burkina Faso	1,519	0.06	183.2	9.7	173.5	2,361	0.08
Burundi	1,043	0.04	125.8	4.6	121.3	1,885	0.07
Cabo Verde, Republic of	729	0.03	87.9	2.3	85.7	1,571	0.05
Cambodia	619	0.02	74.7	6.4	68.3	1,461	0.05
Cameroon	2,202	0.08	265.6	12.4	253.3	3,044	0.11
Canada [c]	70,455	2.60	8,499.3	619.5	7,879.8	71,297	2.49
Central African Republic	975	0.04	117.6	3.9	113.8	1,817	0.06
Chad	975	0.04	117.6	3.9	113.8	1,817	0.06
Chile	11,787	0.44	1,421.9	101.3	1,320.7	12,629	0.44
China	166,859	6.16	20,129.0	1,445.1	18,683.9	167,701	5.85
Colombia	11,806	0.44	1,424.2	101.2	1,323.0	12,648	0.44
Comoros	369	0.01	44.5	1.0	43.5	1,211	0.04
Congo, Democratic Republic of	3,416	0.13	412.1	31.0	381.1	4,258	0.15
Congo, Republic of	1,051	0.04	126.8	4.3	122.4	1,893	0.07
Costa Rica	1,392	0.05	167.9	12.3	155.6	2,234	0.08
Côte d'Ivoire	4,270	0.16	515.1	33.3	481.9	5,112	0.18
Croatia	3,376	0.12	407.3	29.9	377.4	4,218	0.15
Cyprus	2,111	0.08	254.7	16.0	238.6	2,953	0.10
Czechia [c]	9,451	0.35	1,140.1	82.0	1,058.2	10,293	0.36
Denmark [c]	21,061	0.78	2,540.7	182.4	2,358.3	21,903	0.76
Djibouti	801	0.03	96.6	2.8	93.8	1,643	0.06
Dominica	699	0.03	84.3	3.5	80.8	1,541	0.05
Dominican Republic	3,142	0.12	379.0	25.1	353.9	3,984	0.14
Ecuador	3,828	0.14	461.8	24.1	437.7	4,670	0.16
Egypt, Arab Republic of	10,682	0.39	1,288.6	76.8	1,211.8	11,524	0.40

92	IBRD FINANCIAL STATEMENTS: June 30, 2025
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (CONTINUED)
June 30, 2025
Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Number of shares	Percentage of total [a]	Total amounts [a]	Amounts paid in [a,b]	Amounts subject to call [a,b]	Number of votes	Percentage of total [a]
El Salvador	552	0.02%	$66.6	$5.5	$61.1	1,394	0.05%
Equatorial Guinea	715	0.03	86.3	2.7	83.5	1,557	0.05
Eritrea	593	0.02	71.5	1.8	69.7	1,435	0.05
Estonia [c]	1,372	0.05	165.5	9.5	156.1	2,214	0.08
Eswatini	609	0.02	73.5	3.7	69.8	1,451	0.05
Ethiopia	1,470	0.05	177.3	8.3	169.1	2,312	0.08
Fiji	1,407	0.05	169.7	9.8	159.9	2,249	0.08
Finland [c]	13,726	0.51	1,655.8	118.5	1,537.3	14,568	0.51
France [c]	108,611	4.01	13,102.3	956.6	12,145.7	109,453	3.82
Gabon	1,110	0.04	133.9	7.0	126.9	1,952	0.07
Gambia, The	777	0.03	93.7	2.7	91.0	1,619	0.06
Georgia	2,590	0.10	312.4	18.6	293.8	3,432	0.12
Germany [c]	118,578	4.38	14,304.7	1,043.5	13,261.1	119,420	4.16
Ghana	2,202	0.08	265.6	16.1	249.5	3,044	0.11
Greece [c]	4,460	0.16	538.0	40.4	497.6	5,302	0.18
Grenada	673	0.02	81.2	2.4	78.8	1,515	0.05
Guatemala	2,001	0.07	241.4	12.4	229.0	2,843	0.10
Guinea	1,864	0.07	224.9	9.9	214.9	2,706	0.09
Guinea-Bissau	613	0.02	73.9	1.4	72.5	1,455	0.05
Guyana	1,724	0.06	208.0	11.5	196.5	2,566	0.09
Haiti	1,550	0.06	187.0	7.8	179.2	2,392	0.08
Honduras	641	0.02	77.3	2.3	75.0	1,483	0.05
Hungary [c]	12,456	0.46	1,502.6	107.4	1,395.2	13,298	0.46
Iceland [c]	1,975	0.07	238.3	14.8	223.5	2,817	0.10
India	85,175	3.14	10,275.1	738.0	9,537.1	86,017	3.00
Indonesia	28,863	1.07	3,481.9	249.9	3,232.0	29,705	1.04
Iran, Islamic Republic of	34,963	1.29	4,217.8	254.3	3,963.4	35,805	1.25
Iraq	5,085	0.19	613.4	48.9	564.5	5,927	0.21
Ireland [c]	9,415	0.35	1,135.8	80.3	1,055.5	10,257	0.36
Israel	7,386	0.27	891.0	62.6	828.4	8,228	0.29
Italy [c]	76,144	2.81	9,185.6	668.6	8,517.1	76,986	2.68
Jamaica	3,741	0.14	451.3	30.5	420.8	4,583	0.16
Japan [c]	199,885	7.38	24,113.1	1,751.9	22,361.2	200,727	7.00
Jordan	2,337	0.09	281.9	16.5	265.4	3,179	0.11
Kazakhstan	4,573	0.17	551.7	31.3	520.4	5,415	0.19
Kenya	3,435	0.13	414.4	21.1	393.2	4,277	0.15
Kiribati	680	0.03	82.0	1.9	80.1	1,522	0.05
Korea, Republic of [c]	45,285	1.67	5,463.0	389.9	5,073.1	46,127	1.61
Kosovo, Republic of	1,538	0.06	185.5	11.5	174.1	2,380	0.08
Kuwait	20,944	0.77	2,526.6	167.7	2,358.9	21,786	0.76
Kyrgyz Republic	1,107	0.04	133.5	5.7	127.9	1,949	0.07
Lao People's Democratic Republic	355	0.01	42.8	3.3	39.5	1,197	0.04
Latvia [c]	2,027	0.07	244.5	15.3	229.3	2,869	0.10
Lebanon	1,062	0.04	128.1	6.3	121.8	1,904	0.07
Lesotho	1,057	0.04	127.5	4.6	122.9	1,899	0.07
Liberia	606	0.02	73.1	3.6	69.5	1,448	0.05
Libya	9,935	0.37	1,198.5	72.1	1,126.4	10,777	0.38
Lithuania [c]	2,258	0.08	272.4	17.3	255.1	3,100	0.11
Luxembourg [c]	2,806	0.10	338.5	22.1	316.4	3,648	0.13
Madagascar	2,506	0.09	302.3	18.0	284.4	3,348	0.12

IBRD FINANCIAL STATEMENTS: June 30, 2025	93
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (CONTINUED)
June 30, 2025
Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Number of shares	Percentage of total [a]	Total amounts [a]	Amounts paid in [a,b]	Amounts subject to call [a,b]	Number of votes	Percentage of total [a]
Malawi	1,722	0.06%	$207.7	$10.2	$197.5	2,564	0.09%
Malaysia	10,447	0.39	1,260.3	75.4	1,184.8	11,289	0.39
Maldives	525	0.02	63.3	2.0	61.3	1,367	0.05
Mali	2,035	0.08	245.5	14.1	231.4	2,877	0.10
Malta	1,533	0.06	184.9	10.9	174.0	2,375	0.08
Marshall Islands	469	0.02	56.6	0.9	55.7	1,311	0.05
Mauritania	1,308	0.05	157.8	6.1	151.7	2,150	0.07
Mauritius	1,780	0.07	214.7	13.1	201.6	2,622	0.09
Mexico	47,720	1.76	5,756.7	413.1	5,343.6	48,562	1.69
Micronesia, Federated States of	479	0.02	57.8	1.0	56.8	1,321	0.05
Moldova	2,419	0.09	291.8	17.2	274.6	3,261	0.11
Mongolia	829	0.03	100.0	5.6	94.4	1,671	0.06
Montenegro	971	0.04	117.1	6.6	110.5	1,813	0.06
Morocco	8,069	0.30	973.4	66.8	906.6	8,911	0.31
Mozambique	1,332	0.05	160.7	6.8	153.9	2,174	0.08
Myanmar	3,465	0.13	418.0	21.4	396.6	4,307	0.15
Namibia	1,930	0.07	232.8	11.7	221.1	2,772	0.10
Nauru	586	0.02	70.7	2.4	68.3	1,428	0.05
Nepal	1,528	0.06	184.3	8.6	175.7	2,370	0.08
Netherlands [c]	54,111	2.00	6,527.7	475.4	6,052.3	54,953	1.92
New Zealand [c]	11,261	0.42	1,358.5	96.8	1,261.6	12,103	0.42
Nicaragua	999	0.04	120.5	5.3	115.2	1,841	0.06
Niger	1,233	0.05	148.7	5.6	143.1	2,075	0.07
Nigeria	19,417	0.72	2,342.4	168.0	2,174.3	20,259	0.71
North Macedonia	641	0.02	77.3	5.7	71.7	1,483	0.05
Norway [c]	16,746	0.62	2,020.2	145.0	1,875.1	17,588	0.61
Oman	1,978	0.07	238.6	12.1	226.5	2,820	0.10
Pakistan	14,148	0.52	1,706.7	122.4	1,584.3	14,990	0.52
Palau	16	*	1.9	0.2	1.8	858	0.03
Panama	1,138	0.04	137.3	10.3	127.0	1,980	0.07
Papua New Guinea	2,273	0.08	274.2	16.1	258.1	3,115	0.11
Paraguay	2,037	0.08	245.7	14.1	231.6	2,879	0.10
Peru	9,092	0.34	1,096.8	77.5	1,019.3	9,934	0.35
Philippines	11,887	0.44	1,434.0	102.1	1,331.9	12,729	0.44
Poland [c]	20,474	0.76	2,469.9	177.1	2,292.8	21,316	0.74
Portugal [c]	8,937	0.33	1,078.1	76.2	1,001.9	9,779	0.34
Qatar	1,389	0.05	167.6	11.1	156.5	2,231	0.08
Romania	8,210	0.30	990.4	72.4	918.0	9,052	0.32
Russian Federation	79,121	2.92	9,544.8	685.8	8,859.0	79,963	2.79
Rwanda	1,502	0.06	181.2	7.5	173.7	2,344	0.08
St. Kitts and Nevis	275	0.01	33.2	0.3	32.9	1,117	0.04
St. Lucia	699	0.03	84.3	2.6	81.7	1,541	0.05
St. Vincent and the Grenadines	387	0.01	46.7	1.6	45.1	1,229	0.04
Samoa	947	0.03	114.2	5.1	109.2	1,789	0.06
San Marino	595	0.02	71.8	2.5	69.3	1,437	0.05
Sao Tome and Principe	705	0.03	85.0	2.2	82.9	1,547	0.05
Saudi Arabia	76,967	2.84	9,284.9	668.3	8,616.6	77,809	2.71
Senegal	2,942	0.11	354.9	17.5	337.4	3,784	0.13
Serbia	4,133	0.15	498.6	36.6	462.0	4,975	0.17
Seychelles	263	0.01	31.7	0.2	31.6	1,105	0.04

94	IBRD FINANCIAL STATEMENTS: June 30, 2025
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (CONTINUED)
June 30, 2025
Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Number of shares	Percentage of total [a]	Total amounts [a]	Amounts paid in [a,b]	Amounts subject to call [a,b]	Number of votes	Percentage of total [a]
Sierra Leone	1,043	0.04%	$125.8	$4.6	$121.2	1,885	0.07%
Singapore	7,109	0.26	857.6	63.0	794.6	7,951	0.28
Slovak Republic [c]	4,785	0.18	577.2	41.0	536.2	5,627	0.20
Slovenia [c]	2,037	0.08	245.7	18.0	227.8	2,879	0.10
Solomon Islands	729	0.03	87.9	2.3	85.6	1,571	0.05
Somalia, Federal Republic of	632	0.02	76.2	3.3	72.9	1,474	0.05
South Africa	20,793	0.77	2,508.4	180.0	2,328.4	21,635	0.75
South Sudan	1,437	0.05	173.4	8.6	164.8	2,279	0.08
Spain [c]	52,895	1.95	6,381.0	461.2	5,919.8	53,737	1.87
Sri Lanka	6,282	0.23	757.8	51.0	706.9	7,124	0.25
Sudan	1,989	0.07	239.9	15.5	224.5	2,831	0.10
Suriname	412	0.02	49.7	2.0	47.7	1,254	0.04
Sweden [c]	25,148	0.93	3,033.7	219.1	2,814.6	25,990	0.91
Switzerland [c]	40,889	1.51	4,932.6	357.9	4,574.7	41,731	1.45
Syrian Arab Republic	2,452	0.09	295.8	14.0	281.8	3,294	0.11
Tajikistan	1,204	0.04	145.2	5.3	139.9	2,046	0.07
Tanzania	1,295	0.05	156.2	10.0	146.2	2,137	0.07
Thailand	13,752	0.51	1,659.0	118.1	1,540.9	14,594	0.51
Timor-Leste	753	0.03	90.8	3.1	87.8	1,595	0.06
Togo	1,598	0.06	192.8	8.1	184.7	2,440	0.09
Tonga	796	0.03	96.0	3.5	92.5	1,638	0.06
Trinidad and Tobago	3,376	0.12	407.3	22.8	384.5	4,218	0.15
Tunisia	2,064	0.08	249.0	18.3	230.7	2,906	0.10
Türkiye	30,668	1.13	3,699.6	264.5	3,435.1	31,510	1.10
Turkmenistan	627	0.02	75.6	3.6	72.0	1,469	0.05
Tuvalu	461	0.02	55.6	1.5	54.1	1,303	0.05
Uganda	1,128	0.04	136.1	9.6	126.5	1,970	0.07
Ukraine	14,361	0.53	1,732.4	108.5	1,623.9	15,203	0.53
United Arab Emirates	7,043	0.26	849.6	66.2	783.4	7,885	0.27
United Kingdom [c]	108,611	4.01	13,102.3	975.7	12,126.6	109,453	3.82
United States [c]	451,968	16.68	54,523.2	3,896.0	50,627.1	452,810	15.79
Uruguay	3,732	0.14	450.2	28.1	422.1	4,574	0.16
Uzbekistan	4,238	0.16	511.3	32.9	478.4	5,080	0.18
Vanuatu	765	0.03	92.3	3.1	89.2	1,607	0.06
Venezuela, Republica Bolivariana de	20,361	0.75	2,456.2	150.8	2,305.5	21,203	0.74
Viet Nam	5,311	0.20	640.7	47.0	593.7	6,153	0.21
Yemen, Republic of	2,212	0.08	266.8	14.0	252.8	3,054	0.11
Zambia	4,727	0.17	570.2	38.7	531.5	5,569	0.19
Zimbabwe	3,575	0.13	431.3	22.4	408.9	4,417	0.15
Total - June 30, 2025	2,709,291	100%	326,835	22,911	303,924	2,868,429	100%

Total - June 30, 2024	2,678,098		323,072	22,452	300,620	2,835,535

Notes
a. May differ from the calculated figures or sum of individual figures shown due to rounding.
b. See Notes to Financial Statements, Note B—Capital Stock, Maintenance of Value, and Membership.
c. A member of the Development Assistance Committee of the Organization for Economic Cooperation and Development (OECD).
* Indicates amount less than $0.5 million or 0.005%
The Notes to Financial Statements are an integral part of these Statements.

IBRD FINANCIAL STATEMENTS: June 30, 2025	95
NOTES TO FINANCIAL STATEMENTS
PURPOSE AND AFFILIATED ORGANIZATIONS
The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans, guarantees and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the
International Development Association (IDA), the International Finance Corporation (IFC), and the
Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Transactions with these affiliated organizations are disclosed in the notes that follow.
IBRD is immune from taxation pursuant to Article VII, Section 9, Immunities from Taxation, of IBRD’s
Articles of Agreement.
NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED
POLICIES
IBRD’s financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Due to the inherent uncertainty involved in making these estimates, actual results could differ from these estimates. Significant judgment has been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provisions for losses on loans and other exposures, the determination of the net periodic cost from pension and other postretirement benefits plans, and the present value of projected benefit obligations.
Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.
Translation and Remeasurement of Currencies
IBRD’s financial statements are expressed in terms of U.S. dollars for the purpose of reporting IBRD’s financial position and the results of its operations. IBRD’s functional currencies are the U.S. dollar and euro.
Assets and liabilities are translated at market exchange rates in effect at the end of the reporting period.
Revenue and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during the month of the transaction. Remeasurement adjustments relating to non-functional currencies are reflected in the
Statements of Income, while translation adjustments for assets and liabilities denominated in euro are reflected in the Statements of Comprehensive Income.
Paid-In Capital
Valuation of Capital Stock
In the Articles of Agreement, the capital stock of IBRD is expressed in terms of “U.S. dollars of the weight and fineness in effect on July 1, 1944” (“1944 dollars”). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or

96	IBRD FINANCIAL STATEMENTS: June 30, 2025
into any other currency was eliminated. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words “U.S. dollars of the weight and fineness in effect on July 1, 1944” in Article II, Section 2(a) of the Articles of Agreement of
IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary
Fund, as valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR (“1974 SDR”).
Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed
Capital
All demand obligations are held in bank accounts which bear IBRD’s name and are carried and reported at face value as a reduction to equity. Payments on some of these instruments are due to IBRD upon demand. Others are due to IBRD on demand, but only after IBRD’s callable subscribed capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement.
Receivable and deferred amounts to maintain value of currency holdings
Article II, Section 9 of the Articles of Agreement provides for maintenance of value (MOV), at the time of subscription, of national currencies paid-in, which are subject to certain restrictions. MOV is determined by measuring the foreign exchange value of a member’s national currency against the standard of value of IBRD’s capital based on the 1974 SDR. MOV receivable are amounts due from members on account of movements in exchange rates from the date of initial subscription, resulting in the reduction in the value of their paid-in capital denominated in national currencies. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. These amounts may be settled either in cash or a nonnegotiable, noninterest-bearing note, which is due on demand. Furthermore, the
Executive Directors have adopted a policy of reimbursing members whose national currencies appreciate significantly in terms of the standard of value.
MOV is deferred when the restriction of national currencies paid-in is lifted and these currencies are being used in IBRD’s operations and/or are being invested, swapped, or loaned to members by IBRD or through
IFC. Once these restricted currencies are no longer being used in operations, the related MOV is no longer deferred, but rather, becomes due on the same terms as other MOV obligations.
All MOV receivable balances are shown as components of Equity, under Receivable amounts to maintain value of currency holdings. All MOV payable balances are included in Other liabilities – Accounts payable and miscellaneous liabilities on the Balance Sheets. The net receivable or payable MOV amounts relating to national currencies used in IBRD's lending and investing operations are also included as a component of Equity under Deferred amounts to maintain value of currency holdings.
Withdrawal of Membership
Under IBRD’s Articles of Agreement, in the event a member withdraws from IBRD, the withdrawing member is entitled to receive the value of its shares payable to the extent the member does not have any outstanding obligations to IBRD. IBRD’s Articles of Agreement also state that the former member has continuing obligations to IBRD after withdrawal. Specifically, the former member remains fully liable for its entire capital subscription, including both the previously paid-in portion and the callable portion, so long as any part of the loans or guarantees contracted before it ceased to be a member are outstanding.
Transfers Approved by the Board of Governors
In accordance with IBRD’s Articles of Agreement, as interpreted by the Executive Directors, the Board of
Governors may exercise its reserved power to approve transfers to other entities for development purposes. When unconditional, these transfers, which are included in the Board of Governors-approved transfers line in the Statements of Income, are reported as expenses upon approval. If conditional, these transfers are expensed when the conditions specified for the use by the beneficiaries have been met. The transfers are funded from the preceding fiscal year’s Net Income, Surplus, Restricted Retained Earnings or Other Reserves.

IBRD FINANCIAL STATEMENTS: June 30, 2025	97
Retained Earnings
Retained Earnings consist of allocated amounts (Special Reserve, General Reserve, Pension Reserve,
Surplus, Cumulative Fair Value Adjustments, Restricted Retained Earnings, Other Reserves) and
Unallocated Net Income (Loss).
The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the
Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of default on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under
Investments-Trading, and comprise obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.
The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive
Directors, should be retained in IBRD’s operations.
The Pension Reserve consists of the difference between the cumulative actual funding of the Staff
Retirement Plan and Trust (SRP) and other postretirement benefits plans, and the cumulative accounting income or expense for these plans, from prior fiscal years. This reserve is reduced when pension accounting expenses exceed the actual funding of these plans. In addition, the Pension Reserve also includes investment revenue earned on the Post-Employment Benefits Plan (PEBP) portfolio and Post
Retirement Contribution Reserve Fund (PCRF), which is used to stabilize IBRD’s contributions to the pension plan.
Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition. Allocations from Surplus are recorded when approved by the Board of
Governors.
Cumulative Fair Value Adjustments consist of the unrealized mark-to-market gains or losses on non-
trading portfolios and certain positions in the trading portfolio.
Restricted Retained Earnings consists of contributions or revenue from prior years which are contractually restricted as to their purpose.
Other Reserves consist mainly of allocations from Surplus to certain funds and non-functional currency translation adjustment gains/losses from prior fiscal years.
Unallocated Net Income (Loss) consists of the current fiscal year’s net income (loss) adjusted for Board of
Governors-approved transfers made during the year.
Accumulated other comprehensive income
Comprehensive income or loss consists of net income (loss) and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Other comprehensive income (loss) comprises currency translation adjustments on assets and liabilities denominated in euro, DVA on Fair Value Option elected liabilities, and pension related items, as presented in Statement of Comprehensive income.
Loans and Other Exposures
Loans
All IBRD loans are made to or guaranteed by countries that are members of IBRD, except for loans made to IFC. The majority of IBRD’s loans have repayment obligations based on specific currencies. IBRD also holds multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system. Other exposures comprise signed commitments (including Deferred
Drawdown Options (DDOs) that are effective, and irrevocable commitments), and guarantees.
Generally, loans are reported on the Balance Sheets at amortized cost. Loans with embedded derivatives are assessed for fair value election, or bifurcation of the loan and derivative. Commitment charges on the undisbursed balance of loans are recognized in revenue as earned. Any loan origination fees

98	IBRD FINANCIAL STATEMENTS: June 30, 2025
incorporated in the terms of a loan are deferred and recognized over the life of the loan as an adjustment of the yield. The unamortized balance of loan origination fees is included as a reduction of the Loans outstanding on the Balance Sheets, and the amortization of loan origination fees are included in Interest revenue from Loans, net in the Statements of Income. Accrued interest is presented in the Balance
Sheets line item Receivables - Accrued income on loans and guarantee fees receivable.
It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans, except for activation of a deferral under the Climate
Resilient Debt Clause (CRDC). Should any other permissible modifications be made to the terms of existing loans, IBRD would perform an evaluation to determine the required accounting treatment, including whether the modification would result in the affected loans being accounted for as a new loan or as a continuation of the existing loan.
It is IBRD’s policy to place all loans and other exposures (collectively “exposures”) made to or guaranteed by a member of IBRD into nonaccrual status if principal, interest, or other charges with respect to any such exposures are overdue by more than six months, unless IBRD’s management determines that the overdue amount will be collected in the immediate future. In addition, if loans and other exposures made by IDA to a member country are placed in nonaccrual status, all IBRD loans and other exposures made to, or guaranteed by, that member country will also be placed in nonaccrual status by IBRD. On the date a member’s exposures are placed into nonaccrual status, unpaid interest and other charges accrued on exposures to the member are deducted from the revenue of the current period.
Interest and other charges on nonaccruing exposures are included in revenue only to the extent that payments have been received by IBRD. A decision on the restoration of accrual status is made upon arrears clearance.  If collectability risk is considered to be particularly high at the time of arrears clearance, the member’s exposures may not automatically emerge from nonaccrual status until a suitable period of payment performance has passed.
Loan Commitments
Loan Commitments are undisbursed loans approved by the Executive Directors, for which disbursements are yet to be made. IBRD records a provision for expected losses on undisbursed loan commitments including DDOs, when signed by both parties. The signature of the loan agreement is a binding event that prevents IBRD from unconditionally withdrawing from the agreement.
Guarantees provided
Financial guarantees are commitments issued by IBRD to guarantee payment by a member country (the debtor) to a third party in the event that a member government (or a government-owned entity) fails to perform its contractual obligations to a third party.
Guarantees provided are regarded as outstanding when the underlying financial obligation of the debtor is incurred, and called when a guaranteed party demands payment under the guarantee. IBRD would be required to perform under its guarantees if the payments guaranteed were not made by the debtor and the guaranteed party called the guarantee by demanding payment from IBRD in accordance with the terms of the guarantee. In the event that a guarantee of a member country is called, IBRD has the contractual right to require payment from the member country.
IBRD records the fair value of the obligation to stand ready in Other Liabilities - Accounts payable and miscellaneous liabilities, and a corresponding fees receivable asset in the Receivables - Accrued income on loans and guarantee fees receivable line on IBRD’s Balance Sheets. Upfront guarantee fees received are deferred and amortized over the life of the guarantee.
Guarantees Received
IBRD receives third-party guarantees in the form of a credit enhancement to loan exposures. The credit enhancements that are contractually attached to the loan reduce the exposure at risk considered in computing the loan loss provisions.

IBRD FINANCIAL STATEMENTS: June 30, 2025	99
Financial guarantees that are not contractually attached to the loan are recorded as a recoverable asset and included in Other assets - Miscellaneous on the Balance Sheets. The change in value of the recoverable asset is recorded as Non-interest revenue - Other, net on the Statements of Income.
Credit enhancements that do not meet the requirements to be accounted for as financial guarantees are recorded as derivatives.
Accumulated Provision for Losses on Loans and Other Exposures
Management determines the appropriate level of accumulated provisions for losses on exposures, which reflects the expected losses inherent in IBRD’s exposures.
Loans
Loan exposures are disaggregated into two groups: exposures in accrual status and exposures in nonaccrual status. In each group, a credit risk rating is assigned to exposures for each borrower.
The total exposure for provisioning is the current exposure and the estimated future exposure, taking into account expected disbursements and repayments over the life of the instruments. The expected credit losses related to loans and other exposures are calculated over the life of the instruments based on the annual estimated exposures, the expected default frequency (probability of default to IBRD) and the estimated loss given default. The provision for expected losses is the sum of the expected annual losses over the life of the instruments.
For countries in accrual status, these exposures are grouped in pools of borrowers with a similar risk rating. The determination of a borrower’s rating is based on various factors (see Note D—Loans and other exposures). Each risk rating is mapped to an expected default frequency using IBRD's credit migration matrix, based on historical observations of credit ratings at the beginning and at the end of each year.
Expected losses on loan exposures comprise estimates of potential losses arising from the economic loss due to delays in receiving payments. The estimated loss given default is determined at each Balance
Sheet date, based on IBRD’s historical experience, as well as parameters adjusted for current conditions during the reasonable and supportable forecast period of IBRD. The loss given default is based on the borrower’s eligibility, namely: IBRD, Blend (IBRD and IDA) and IDA, with the highest loss given default associated with IDA eligibility. The main factors used to determine the loss given default are the estimated length of delays in receiving loan payments, and the effective interest rate of the exposure. As the majority of IBRD’s loans carry a variable interest rate, the loss severity is impacted by the changes in forward looking market interest rates.
For the calculation of expected credit losses, IBRD applies a three-year reasonable and supportable forecast period, representing the most reliable and available economic data during this period. IBRD also applies a ten-year straight-line reversion to the mean to reflect the historical pattern of rating migration to the mean of its loan portfolio.
This methodology is also applied to countries with exposures in nonaccrual status, although the expected default frequency is equal to one hundred percent. At times, to reflect certain distinguishing circumstances of a particular nonaccrual situation, different input assumptions may be used for a specific country.
All exposures for countries in nonaccrual status are individually assessed. Exposure for certain countries in accrual status may be individually assessed on the basis that they do not share common risk characteristics with an existing pool of exposures. It is IBRD’s practice not to write off loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, and borrowers have emerged from nonaccrual status. To date, no loans have been written off.
Management reassesses the adequacy of the accumulated provision on a quarterly basis and adjustments to the accumulated provision are recorded as a charge to or release of provision in the
Statements of Income. In addition, reasonableness of the inputs used is reassessed quarterly.

100	IBRD FINANCIAL STATEMENTS: June 30, 2025
Loan Commitments
IBRD records the expected credit losses on loan commitments based on  the projected disbursements of signed loan commitments (adjusted by cancellations based on historical experience), the expected probability of default and estimated loss given default. The provision is included in Other liabilities -
Accounts payable and miscellaneous liabilities on the Balance Sheets.
Guarantees provided
IBRD records a contingent liability for the expected losses related to guarantees provided over the projected life of the instruments, that is determined based on the estimated exposure at default, multiplied by the corresponding loss given default and expected default probability for the projected life of the guarantee. This contingent liability as well as the unamortized balance of the deferred guarantee fees, and the unamortized balance of the obligation to stand-ready, are included in Other Liabilities - Accounts payable and miscellaneous liabilities on the Balance Sheets.
Exposure Exchange Agreements (EEAs)
IBRD executes EEAs with various organizations. While these agreements are not legally considered guarantees, in IBRD’s financial statements they are recognized as financial guarantees as they meet the accounting criteria for financial guarantees. Under an EEA, each party exchanges credit risk exposure of a portfolio supported by underlying loans to borrowers, by providing and receiving guarantees from each other, for the amounts specified. The guarantee provided and the guarantee received are two separate transactions; namely (a) the provision of a financial guarantee, and (b) the receipt of an asset. There is generally no exchange of cash between the organizations for these transactions.
For a guarantee provided under an EEA, IBRD records a liability equivalent to the fair value of the obligation to stand ready. This liability is included in Other liabilities - Accounts payable and miscellaneous liabilities on the Balance Sheets and is amortized over the life of the EEA. IBRD also records a liability, and corresponding expense, in recognition of the risk coverage provided (provision). The change in the provision is recorded as Provision for losses on loans and other exposures on the Statements of Income.
The value of this liability reflects the credit quality of the underlying loans in the portfolio and changes over the life of the EEA as the credit quality of these loans changes.
For a guarantee received under an EEA, IBRD records an asset equivalent to the fair value of the right to be indemnified. This asset is included in Other assets – Miscellaneous on the Balance Sheets and is amortized over the life of the EEA. IBRD records corresponding income, in recognition of the risk coverage received (recoverable asset). The change in value of the recoverable asset is recorded as Non-
interest revenue - Other, net on the Statements of Income. The value of this asset reflects the credit quality of the underlying loans in the portfolio and changes over the life of the EEA contract as the credit quality of these loans changes.
Statements of Cash Flows
For the purpose of IBRD's Statements of Cash Flows, cash is defined as the amount of Unrestricted cash and Restricted cash under the Due from banks line on the Balance Sheets.
Restricted Cash
This includes amounts which have been received from members as part of their capital subscriptions, as well as from donors and other sources, which are restricted for specified purposes. For capital subscriptions, a portion of these subscriptions have been paid to IBRD in the national currencies of the members. These amounts are usable by IBRD in its lending and investing operations, only with the consent of the respective members, and for administrative expenses incurred in national currencies.
Investments
Investment securities are classified based on Management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. As of June 30, 2025, all of

IBRD FINANCIAL STATEMENTS: June 30, 2025	101
the financial instruments in IBRD’s investment portfolio were classified as trading. These securities are carried and reported at fair value, or at face value or net asset value (NAV), which approximate fair value.
Where available, quoted market prices are used to determine the fair value of trading securities. These include most government, agency and corporate obligations, exchange-traded equity securities, Asset-
backed Securities (ABS), and Mortgage-backed Securities (MBS). For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the discounted cash flow method using observable market inputs such as yield curves, credit spreads, and conditional prepayment rates. Where applicable, unobservable inputs such as estimated conditional prepayment rates for illiquid instruments, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value which approximates fair value, as they are short term in nature. Purchases and sales of securities are recorded on a trade-date basis.  Time deposits and money market deposits are recorded at settlement. The first-in first-out method is used to determine the cost of securities sold in computing the realized gains and losses on these instruments. Derivative instruments used in liquidity management are not designated as hedging instruments for accounting purposes.
Interest revenue is included in the Investments-Trading, net line in the Statements of Income. Unrealized gains and losses for investment securities and related financial instruments held in the trading portfolio are included in the Unrealized mark-to-market gains (losses) on Investments-Trading portfolio, net line in the Statements of Income. Realized gains and losses on trading securities are recognized in the
Statements of Income when securities are sold.
IBRD may require collateral in the form of approved liquid securities from individual counterparties or cash, under legal agreements that provide for collateralization, in order to mitigate its credit exposure to these counterparties. For collateral received in the form of cash from counterparties, IBRD invests the amounts received and records the investment and a corresponding obligation to return the cash.
Collateral received in the form of liquid securities is only recorded on IBRD's Balance Sheets to the extent that it has been transferred under securities lending agreements in return for cash.
Securities Purchased Under Resale Agreements, Securities Lent Under Securities
Lending Agreements and Securities Sold Under Repurchase Agreements and
Payable for Cash Collateral Received
Securities purchased under resale agreements, securities lent under securities lending agreements, securities sold under repurchase agreements and payable for cash collateral received are reported at face value which approximates fair value, as they are short term in nature. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under repurchase and security lending arrangements and the securities transferred to IBRD under resale agreements have not met the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Balance
Sheets, and securities received under resale agreements are not recorded on the Balance Sheets.
Securities lent under securities lending agreements and sold under securities repurchase agreements as well as securities purchased under resale agreements are presented on a gross basis which is consistent with the manner in which these instruments are settled. The interest earned from securities purchased under resale agreements is included in Investments–Trading, net in the Statements of Income. The
interest expense pertaining to the securities sold under repurchase agreements and security lending arrangements, is included in the Borrowing expenses, net line in the Statements of Income.
Premises and Equipment
Premises and equipment, including leasehold improvements, and information technology assets are carried at cost less accumulated depreciation and amortization. IBRD computes depreciation and amortization using the straight-line method over the estimated useful lives of the owned assets, which

102	IBRD FINANCIAL STATEMENTS: June 30, 2025
range between three and fifty years. For leasehold improvements, depreciation is computed over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement.
Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized over the estimated useful life.
Lessee Arrangements
IBRD’s lessee arrangements are mostly real estate operating leases. Under these arrangements, IBRD records right-of-use assets and lease liabilities at lease commencement. Right-of-use assets are reported in Other assets - Premises and equipment, net and the related lease liabilities are reported in Other liabilities - Accounts payable and miscellaneous liabilities. IBRD has elected to account for the lease and non-lease components together as a single lease component. At lease commencement, lease liabilities are recognized based on the present value of the remaining lease payments and discounted using IBRD’s incremental borrowing rate. All leases are recorded on the Balance Sheets except short-term leases with an initial term of 12 months or less. Lease expense, including that for short-term leases, is recognized on a straight-line basis over the lease term and is recorded in Administrative expenses in the Statements of
Income.
Borrowings
To ensure funds are available for lending and liquidity purposes, IBRD borrows in the international capital markets, offering its securities (discount notes, vanilla and structured bonds) to private and governmental buyers. IBRD issues debt instruments of varying maturities denominated in various currencies with both fixed and variable interest rates.
IBRD has elected the fair value option for debt instruments issued in the capital markets. All changes in fair value are recognized in the related Unrealized mark-to-market gains and losses on non-trading portfolios, net, line in the Statements of Income, except for changes in the fair value related to IBRD’s own credit risk, which are reported in Other Comprehensive Income (OCI) as a Debit Valuation Adjustment
(DVA). The DVA on fair value option elected liabilities is measured by revaluing each borrowing instrument to determine the changes in fair value of that instrument arising from changes in IBRD’s funding spread relative to the applicable reference rate.
Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices, catastrophic events or commodities.
For the purpose of the Statements of Cash Flows, short-term borrowings, if any, with original maturities less than 90 days, are presented net of new issuances and retirements. By contrast, short-term borrowings with original maturities greater than 90 days and up to one year are presented on a gross basis.
Interest expense relating to all debt instruments in IBRD’s borrowing portfolio is measured on an effective yield basis and is reported as part of Borrowing expenses, net in the Statements of Income.
Amortization of discounts and premiums is recorded using the effective interest method and is included in the Borrowing expenses, net line in the Statements of Income.
Accounting for Borrowings at Amortized Cost
In October 2024, IBRD issued hybrid capital in the legal form of debt, which has characteristics of both debt and equity. Hybrid capital is reported at amortized cost and included in Borrowings on the Balance
Sheets. This financial instrument also contains interest cancellation and principal write down features.
Currently, hybrid capital is available to IBRD’s shareholders, which may also enter into separate agreements with IBRD that allow them to redeem the hybrid capital to satisfy the payment condition for their paid-in portion of any future capital increase to which the shareholder has subscribed. In addition, certain agreements include an option, at IBRD's discretion, to redeem the instrument at par after an initial period of 5 years.

IBRD FINANCIAL STATEMENTS: June 30, 2025	103
Hybrid capital is subordinated to IBRD’s unsubordinated debt issuances, senior to IBRD equity and pari-
passu with all other subordinated issuances. Hybrid capital carries ~~i~~nterest rates similar to those of IBRD’s senior medium and long-term bonds. Interest on the hybrid capital is cancellable at the sole discretion of
IBRD, or mandatorily upon the occurrence of a trigger event (linked to the ratio of non-performing loans over usable equity, and to the ratio of reported equity-to-assets).
Hybrid capital principal is automatically cancelled in the event IBRD makes a call to its members for callable capital.
Accounting for Derivatives
IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are reported at fair value on the Balance Sheets, with changes in fair values accounted for through the Statements of Income.
The presentation of derivative instruments on IBRD’s Balance Sheets reflects the netting of derivative asset and liability positions and the related cash collateral received from the counterparty, when a legally enforceable master netting agreement exists, and the other requisite conditions are met. In addition, in the Notes to the financial statements, unless stated differently, derivatives are presented on a net basis by instrument.
A master netting agreement is an industry standard agreement with a counterparty that permits multiple transactions governed by that agreement to be terminated or accelerated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or transfer security or deliver collateral when due). Obligations under master netting agreements are often secured by collateral posted under an industry standard credit support annex to the master netting agreement. Upon default by the counterparty, the collateral agreement grants an entity the right to set-off any amounts payable by the counterparty against any posted collateral.
IBRD uses derivative instruments in its investment trading portfolio to manage interest rate and currency risks. These derivatives are carried and reported at fair value. Interest revenue/expenses are reflected as part of Interest revenue - Investments-Trading, net, while unrealized mark-to-market gains and losses on these derivatives are reflected as part of the Unrealized mark-to-market gains (losses) in Investments-
Trading, net line in the Statements of Income.
IBRD also uses derivatives in its loan, borrowing and asset/liability management activities. It also offers derivative intermediation services to clients. In the loan and borrowing portfolios, derivatives are used to modify the interest rate and/or currency characteristics of these portfolios. The interest component of these derivatives is recognized as an adjustment to the related loan revenue and borrowing costs over the life of the derivative contracts and is included in the related Interest revenue/expenses lines in the
Statements of Income. Changes in fair values of these derivatives are recorded in the Statements of
Income as Unrealized mark-to-market gains and losses in non-trading portfolios, net.
For the purpose of the Statements of Cash Flows, IBRD has elected to report the cash flows associated with the derivative instruments that are used to economically hedge its loans, investments and borrowings, in a manner consistent with the presentation of the related loan, investment and borrowing cash flows.
Derivative contracts include currency forward contracts, to-be-announced (TBA) securities, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the discounted cash flow methods using observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bond valuations are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

104	IBRD FINANCIAL STATEMENTS: June 30, 2025
Most outstanding derivative positions are transacted over-the-counter and therefore valued using internally developed valuation models. For commercial and non-commercial counterparties where IBRD has a net receivable position, IBRD calculates a Credit Valuation Adjustment (CVA) to reflect credit risk.
For net derivative positions with commercial and non-commercial counterparties where IBRD is in a net payable position, IBRD calculates a DVA to reflect its own credit risk. The CVA is calculated using future projected exposures of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit Default Swaps (CDS) spread and, where applicable, proxy CDS spreads. The DVA calculation is generally consistent with the CVA methodology and incorporates IBRD’s own credit spread as observed through the CDS market.
Valuation of Financial Instruments
IBRD has an established and documented process for determining fair values. Fair value is based upon quoted market prices for the same or similar securities, where available. Financial instruments for which quoted market prices are not readily available are valued based on discounted cash flow models and other established valuation models. These models primarily use market-based or independently-sourced market parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves, and may incorporate unobservable inputs, some of which may be significant. Selection of these inputs may involve some judgment. In instances where management relies on instrument valuations supplied by external pricing vendors, there are procedures in place to validate the appropriateness of the models used as well as inputs applied in determining those values. The fair value of certain investments is calculated using NAV as a practical expedient. To ensure that the valuations are appropriate where internally-developed models are used, IBRD has various controls in place, which include both internal and periodic external verification and review.
Fair Value Hierarchy
Financial instruments are categorized based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to observable market-based inputs or inputs that are corroborated by market data (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3).
Financial assets and liabilities recorded at fair value on the Balance Sheets are categorized based on the inputs to the valuation techniques as follows:
Level 1:Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2:Financial assets and liabilities whose values are based on quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.
Level 3:Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.
IBRD’s policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.
Investments measured at NAV (or its equivalent) are not classified in the fair value hierarchy.
Accounting for Grant Expenses
IBRD recognizes an expense for unconditional grants, such as Contributions to special programs and most Board of Governors-approved transfers, upon approval. IBRD recognizes an expense for conditional grants when the conditions specified for use by the beneficiaries have been met.

IBRD FINANCIAL STATEMENTS: June 30, 2025	105
Trust Funds
To the extent that IBRD acts as an agent for, or controls Bank-executed activities for trust funds, assets held on behalf of specified beneficiaries are recorded on IBRD’s Balance Sheets, along with corresponding liabilities. Amounts disbursed from these trust funds are recorded as expenses with corresponding amounts recognized as revenues. For recipient-executed activities for trust funds, since
IBRD acts as a trustee, no assets or liabilities relating to these activities are recorded on the Balance
Sheets. In some trust funds, execution is split between recipient-executed and Bank-executed portions.
Decisions on assignment of funding resources between the two types of execution may be made on an ongoing basis, therefore, the execution of a portion of these available resources may not yet be assigned.
IBRD also acts as a financial intermediary to provide specific administrative or financial services with a limited fiduciary or operational role. These arrangements, referred to as Financial Intermediary Funds, include, for example, administration of debt service trust funds, financial intermediation and other more specialized limited fund management roles. For these arrangements, funds are held and disbursed in accordance with instructions from donors or, in some cases, an external governance structure or a body operating on behalf of donors. For Financial Intermediary Funds, since IBRD acts as a trustee, no assets or liabilities relating to these activities are recorded on the Balance Sheets.
Accounting and Reporting Developments
Evaluated Accounting Standards:
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to
Reportable Segment Disclosures, which requires additional segment disclosures for public entities, including those with a single reportable segment (such as IBRD). All existing annual disclosures about segment profit or loss must be provided on an interim basis in addition to disclosure of significant segment expenses. For IBRD, the ASU became effective for the annual period ended June 30, 2025, and the adoption of the ASU has resulted in additional disclosures (see Note M - Segment Reporting).
In June 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update
(ASU) 2022-03, Fair Value Measurement (Topic 820) Fair Value Measurement of Equity Securities
Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and should not be factored in when measuring fair value. The ASU also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The ASU requires certain disclosures for equity securities subject to contractual sale restrictions. For IBRD, the ASU became effective from the quarter ending September 30, 2024 (fiscal year 2025 for IBRD), and the adoption of the ASU did not have a material impact on IBRD's financial statements.
Accounting Standards Under Evaluation:
In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive
Income—Expense Disaggregation Disclosures (Subtopic 220-40), which requires disaggregated disclosure of income statement expenses for public business entities. The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the notes to the financial statements. In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting
Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective
Date which clarifies the effective date of ASU 2024-03. For IBRD, the ASUs will be effective for the annual period ending June 30, 2028 (annual statements of fiscal year 2028, and interim reporting periods thereafter). IBRD is currently evaluating the impact of the ASUs on its financial statements.
In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in
Response to the SEC’s Disclosure Update and Simplification Initiative. The new guidance is intended to align U.S. GAAP requirements with those of the SEC and to facilitate the application of U.S. GAAP for all entities. If by June 30, 2027, the SEC has not removed the related SEC requirement, the related ASU amendment will not become effective. IBRD is currently evaluating the impact of the ASU on its financial statements.

106	IBRD FINANCIAL STATEMENTS: June 30, 2025
NOTE B—CAPITAL STOCK, MAINTENANCE OF VALUE AND
MEMBERSHIP
The following table provides a summary of changes in IBRD’s authorized and subscribed shares:
Table B1: IBRD's Shares

	Authorized shares	Subscribed shares
As of June 30, 2023	2,783,873	2,634,728
General Capital Increase/Selective Capital Increase (GCI/SCI)	–	43,370
As of June 30, 2024	2,783,873	2,678,098
GCI/SCI	–	31,193
As of June 30, 2025	2,783,873	2,709,291

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions, and paid-in capital:
Table B2: IBRD's Capital

In millions of U.S. dollars
	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2023	$317,840	$(296,021)	$21,819
GCI/SCI	5,232	(4,599)	633
As of June 30, 2024	323,072	(300,620)	22,452
GCI/SCI	3,763	(3,304)	459
As of June 30, 2025	$326,835	$(303,924)	$22,911

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings (excluding hybrid capital) or guaranteeing loans.
On October 1, 2018, IBRD’s Board of Governors approved two resolutions that increased IBRD’s authorized capital. The total increase in authorized capital was $57.5 billion, of which, $27.8 billion and
$29.7 billion relate to the GCI and SCI, respectively. Under the terms of the 2018 GCI and SCI, paid-in capital is expected to increase by up to $7.5 billion. On May 23, 2023, the Board approved the extension of the subscription period for GCI and SCI from October 1, 2023 to October 1, 2025. As of June 30, 2025,
the cumulative subscription payments received under the 2018 capital increases were $6.5 billion.
Amounts to Maintain the Value of Currency Holdings
The following table summarizes the amounts to Maintain the Value of Currency (MOV), classified as components of equity:
Table B3: MOV balances

In millions of U.S. dollars
	June 30, 2025	June 30, 2024
MOV receivable	$(325)	$(337)

Net Deferred MOV receivable	(168)	(428)
Deferred demand obligations	(130)	(130)
Deferred MOV receivable	$(298)	$(558)

IBRD FINANCIAL STATEMENTS: June 30, 2025	107
NOTE C—INVESTMENTS
IBRD’s investments include the liquid asset portfolio, holdings relating to the Post Employment Benefit
Plan (PEBP), the Post Retirement Contribution Reserve Fund (PCRF), the IBRD Surplus-Funded Livable
Planet Fund (LPF1), and the Grant Facility for Project Preparation (GFPP).
Investments held by IBRD are designated as trading and reported at fair value or at face value which approximates fair value. As of June 30, 2025, Investments were primarily comprised of government, agency  and corporate obligations  and time deposits (43% and 51%, respectively), with all of the instruments classified as Level 1 or Level 2 within the fair value hierarchy.
A summary of IBRD’s Investments-Trading is as follows:
Table C1: Investments - Trading composition

In millions of U.S. dollars
	June 30, 2025	June 30, 2024
Government, agency and corporate obligations	$44,151	$32,353
Time deposits	52,283	45,991
Asset-backed Securities (ABS)	3,210	1,880
Other fund investments [a]	2,775	2,155
Equity securities [b]	255	349
Total	$102,674	$82,728

a. Includes PEBP holdings as investments in hedge funds, private equity funds, commingled funds, credit strategy funds and real asset funds, at net asset value (NAV) and investments held by the IBRD Surplus-Funded Livable Planet Fund (LPF1) and the
Grant Facility for Project Preparation (GFPP) at fair value.
b. Relates to PEBP holdings.

108	IBRD FINANCIAL STATEMENTS: June 30, 2025
IBRD manages its investments on a net portfolio basis. As of June 30, 2025, the largest holdings from a single counterparty within the net investment portfolio was the Government of Japan (7%). The following table summarizes IBRD’s net investment portfolio position:
Table C2: Net investment portfolio

In millions of U.S. dollars
	June 30, 2025	June 30, 2024
Investments-Trading	$102,674	$82,728
Securities purchased under resale agreements	14	79
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received [a]	(344)	(277)
Derivative assets
Currency swaps and forward contracts	173	812
Interest rate swaps	88	14
Other [b]	2	1
Total	263	827
Derivative liabilities
Currency swaps and forward contracts	(1,149)	(68)
Interest rate swaps	(57)	(450)
Other [b]	—	—
Total	(1,206)	(518)
Cash held in investment portfolio [c]	314	308
Receivable from investment securities traded and other assets	84	438
Payable for investment securities purchased [d]	(199)	(561)
IFC PCRF payable [e]	(502)	(344)
Net investment portfolio	$101,098	$82,680

a. Includes $32 million cash collateral received from counterparties under derivative agreements ($21 million—June 30, 2024).
b. Includes swaptions, options, and futures contracts.
c. This amount is included in Unrestricted cash under Due from banks on the Balance Sheets.
d. There were no liabilities related to short sales ($59 million—June 30, 2024).
e. See Note H -Transactions with affiliated organizations, Liabilities are included in Other liabilities – Accounts payable and miscellaneous liabilities on the Balance Sheets.
Table C3: Net investment portfolio composition

In millions of U.S. dollars
	June 30, 2025	June 30, 2024
Net investment portfolio
Liquid assets	$96,043	$78,792
PEBP, PCRF and Other holdings	5,055	3,888
Total	$101,098	$82,680

IBRD uses derivative instruments to manage the associated currency and interest rate risks in the portfolio. For details of these instruments, see Note F—Derivative Instruments. After considering the effects of these derivatives, IBRD’s investment portfolio is predominantly denominated in U.S. dollars.
Commercial Credit Risk
For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD may require collateral in connection with resale agreements and swap agreements. The collateral serves to mitigate IBRD’s exposure to credit risk.

IBRD FINANCIAL STATEMENTS: June 30, 2025	109
Swap Agreements
Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.
IBRD has entered into master derivative agreements that contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps.
Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement.
The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. For more information on netting and offsetting provisions, see Note F—Derivative Instruments.
The following is a summary of the collateral received by IBRD for swap transactions:
Table C4: Collateral received

In millions of U.S. dollars
	June 30, 2025	June 30, 2024
Collateral received
Cash	$32	$21
Securities	488	322
Total collateral received	$520	$343
Collateral permitted to be repledged	$520	$343
Amount of collateral repledged	–	–
Amount of cash collateral invested	32	21

Securities Financing Activities
IBRD may engage in securities lending and repurchases, against adequate collateral, as well as secured borrowing and reverse repurchases (resales) of government and agency obligations, corporate securities,
ABS and Mortgage-backed securities (MBS). These transactions, if any, are conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. IBRD presents its securities lending and repurchases, as well as resales, on a gross basis on the Balance Sheets. As of June 30, 2025, there  were no amounts that could potentially be offset as a result of legally enforceable master netting arrangements ($59 million—June 30, 2024).
Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (due to increases or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, using daily market values. Whenever the collateral pledged by
IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.
Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.
As of June 30, 2025, liabilities relating to securities transferred under repurchase or securities lending agreements were $312 million ($256 million—June 30, 2024) and there were no unsettled trades relating to repurchase or securities lending agreements (Nil —June 30, 2024). There were no replacement trades entered into in anticipation of maturing trades of a similar amount (Nil—June 30, 2024). As of June 30,
2025 and June 30, 2024, the remaining contractual maturity of these agreements was up to 30 days. The

110	IBRD FINANCIAL STATEMENTS: June 30, 2025
securities transferred were mainly comprised of government and agency obligations, equity securities and sovereign debt.
In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheets as the accounting criteria for treatment as a sale have not been met. As of June 30, 2025 and June 30, 2024, there were no unsettled trades pertaining to securities purchased under resale agreements. For resale agreements, IBRD received securities with a fair value of $15 million as of June 30, 2025 ($79 million—June 30, 2024). As of
June 30, 2025 and June 30, 2024, none of these securities had been transferred under repurchase or security lending agreements.
NOTE D—LOANS AND OTHER EXPOSURES
IBRD’s loans and other exposures (collectively, “exposures”) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance
Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include signed loan commitments such as Deferred Drawdown Options (DDOs) and irrevocable commitments and guarantees. As of June 30, 2025, all of IBRD’s loans were reported at amortized cost.
IBRD uses derivatives to manage the currency risk and the interest rate risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative
Instruments.
The majority of IBRD’s loans outstanding are denominated in U.S. dollars (78%) and euro (20%).
IBRD excludes the interest receivable balance from the amortized cost basis and from the related disclosures. Accrued interest receivable on loans of $3,297 million June 30, 2025 ($3,706 million—
June 30, 2024) is included in Receivables- Accrued income on loans and guarantee fees receivable in the
Balance Sheets.
As of June 30, 2025, 0.5% of IBRD’s loans were in nonaccrual status and related to two borrowers (see
Table D6: Loans in nonaccrual status). The total accumulated provision for losses on loans in accrual status and nonaccrual status accounted for 0.8% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium-risk or high-risk classes.

IBRD FINANCIAL STATEMENTS: June 30, 2025	111
A summary of IBRD’s loans outstanding by currency and by interest rate characteristics (fixed or variable)
is as follows:
Table D1: Loans outstanding by currency and interest rate structure

In millions of U.S. dollars, except as otherwise noted
	June 30, 2025
	U.S. dollars		Euro		Japanese Yen		Others		Loans Outstanding
	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Total

Multicurrency terms [a]	$15	$402	$3	$7	$4	$4	$—	$—	$22	$413	$435
Weighted average rate (%) [b]	9.89	7.25	2.78	7.36	2.78	7.36	—	—	7.41	7.26	7.26
Average Maturity (years) [c]	0.11	—	0.62	—	0.62	—	—	—	0.29	—	0.01

Variable-spread terms	$—	$178,794	$—	$36,763	$—	$1,869	$—	$2,133	$—	$219,559	$219,559
Weighted average rate (%) [b]	—	5.45	—	3.01	—	1.00	—	9.41	—	5.04	5.04
Average Maturity (years)	—	8.74	—	8.55	—	8.17	—	6.28	—	8.68	8.68

Fixed-spread terms	$17,250	$23,172	$13,147	$8,074	$—	$690	$380	$383	$30,777	$32,319	$63,096
Weighted average rate (%) [b]	3.26	5.88	2.11	3.26	—	1.04	9.54	8.03	2.85	5.15	4.03
Average Maturity (years)	7.10	8.40	9.10	6.62	—	3.76	9.13	6.67	7.98	7.83	7.90
Loans Outstanding	$17,265	$202,368	$13,150	$44,844	$4	$2,563	$380	$2,516	$30,799	$252,291	$283,090
Weighted average rate (%) [b]	3.27	5.50	2.11	3.06	2.78	1.02	9.54	9.20	2.85	5.06	4.82
Average Maturity (years)	7.09	8.68	9.10	8.20	0.62	6.97	9.13	6.34	7.97	8.56	8.49
Loans Outstanding											$283,090
Less accumulated provision for loan losses and deferred loan income											3,047
Net loans outstanding											$280,043

Table D1.1

In millions of U.S. dollars, except as otherwise noted
			June 30, 2024
	U.S. dollars		Euro		Japanese Yen		Others		Loans Outstanding
	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Total

Multicurrency terms [a]	$21	$402	$8	$7	$4	$3	$—	$—	$33	$412	$445
Weighted average rate (%) [b]	8.37	6.38	2.78	6.43	2.78	6.43	—	—	6.32	6.38	6.38
Average Maturity (years) [c]	0.39	—	1.12	—	1.09	—	—	—	0.65	—	0.05

Variable-spread terms	$—	$167,948	$—	$28,782	$—	$334	$—	$2,544	$—	$199,608	$199,608
Weighted average rate (%) [b]	—	6.35	—	4.40	—	0.84	—	10.13	—	6.11	6.11
Average Maturity (years)	—	8.52	—	7.97	—	6.69	—	6.15	—	8.41	8.41

Fixed-spread terms	$18,351	$23,792	$12,429	$7,132	*	$711	$297	$425	$31,077	$32,060	$63,137
Weighted average rate (%) [b]	3.30	6.88	2.08	4.77	—	0.64	8.67	10.51	2.86	6.32	4.62
Average maturity (years)	7.63	8.96	9.59	7.14	—	4.18	8.27	7.17	8.42	8.43	8.43
Loans Outstanding	$18,372	$192,142	$12,437	$35,921	$4	$1,048	$297	$2,969	$31,110	$232,080	$263,190
Weighted average rate (%) [b]	3.30	6.41	2.08	4.47	2.78	0.72	8.67	10.19	2.86	6.14	5.75
Average Maturity (years)	7.63	8.56	9.59	7.80	1.09	4.97	8.27	6.29	8.42	8.39	8.40
Loans Outstanding											$263,190
Less accumulated provision for loan losses and deferred loan income											2,954
Net loans outstanding											$260,236

a. Variable rates for multicurrency loans are based on the weighted average cost of allocated debt.
b. Excludes effects of any waivers of loan interest.
c. For loans past their repayment maturity, average maturity is not computed.
* Indicates amount less than $0.5 million.

112	IBRD FINANCIAL STATEMENTS: June 30, 2025
The maturity structure of IBRD’s loans is as follows:
Table D2: Loans maturity structure

In millions of U.S. dollars
	June 30, 2025
Terms/Rate Type	Up to 1 year	2 to 5 years	6-15 years	Greater than 15 years	Total
Multicurrency terms
Fixed	$22	$—	$—	$—	$22
Variable	413	—	—	—	413
Variable-spread terms
Fixed	—	—	—	—	—
Variable	11,329	63,813	111,412	33,005	219,559
Fixed-spread terms
Fixed	2,418	7,034	18,620	2,705	30,777
Variable	2,527	10,729	15,004	4,059	32,319
All Loans
Fixed	2,440	7,034	18,620	2,705	30,799
Variable	14,269	74,542	126,416	37,064	252,291
Total loans outstanding	$16,709	$81,576	$145,036	$39,769	$283,090

Table D2.1

In millions of U.S. dollars
	June 30, 2024
Terms/Rate Type	Up to 1 year	2 to 5 years	6 to 15 years	Greater than 15 years	Total
Multicurrency terms
Fixed	$24	$9	$—	$—	$33
Variable	412	—	—	—	412
Variable-spread terms
Fixed	—	—	—	—	—
Variable	12,034	56,517	104,736	26,321	199,608
Fixed-spread terms
Fixed	1,719	7,038	18,107	4,213	31,077
Variable	2,018	9,391	16,040	4,611	32,060
All Loans
Fixed	1,743	7,047	18,107	4,213	31,110
Variable	14,464	65,908	120,776	30,932	232,080
Total loans outstanding	$16,207	$72,955	$138,883	$35,145	$263,190

Credit Quality of Sovereign Exposures
Sovereign loans constitute the substantial majority of IBRD's exposures.
IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analysis. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities.
The analysis also takes into account Environmental, Social, and Governance (ESG) factors.
Based on the borrower risk ratings, IBRD classifies loans into three credit quality categories—Low Risk,
Medium Risk, and High Risk. These categories, which are described below, are intended to differentiate between varying levels of borrower credit risk and the associated likelihood of non-timely debt service across IBRD’s loan portfolio.
Low Risk: Exposures in this group generally exhibit strong credit characteristics with minimal uncertainty around repayment. Borrowers in this category typically demonstrate solid financial performance, consistent and stable cash flows, and a history of timely debt service. The likelihood of non-timely debt service is considered low.

IBRD FINANCIAL STATEMENTS: June 30, 2025	113
Medium Risk: Exposures in this group display satisfactory credit profiles, but may be subject to moderate risk factors, such as country-specific volatility or operational challenges. Borrowers in this category usually exhibit adequate financial performance, though their resilience to adverse conditions may be more limited. The likelihood of non-timely debt service is considered moderate to low.
High Risk: Exposures in this category exhibit signs of elevated credit risk. Borrowers in this category may show weak or deteriorating financial indicators, irregular or delayed payment history, or limited capacity to absorb external shocks. While these loans remain on accrual status, the likelihood of non-timely debt service is considered heightened.
IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are grouped in pools of borrowers with similar credit ratings for the purpose of the calculation of the expected credit losses. Exposure for certain countries in accrual status may be individually assessed on the basis that they do not share common risk characteristics with an existing pool of exposures. All exposures for countries in nonaccrual status are individually assessed. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.
An assessment was also performed to determine whether a qualitative adjustment of the loan loss provision was needed as of June 30, 2025, including consideration of global and macroeconomic events.
Management concluded that a qualitative adjustment beyond the regular application of IBRD’s loan loss provision framework was not warranted.
Overdue Amounts
IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.
As of June 30, 2025, no principal or interest are overdue by more than three months for loans in accrual status.
The following tables provide an aging analysis and amounts past due of the loans outstanding:
Table D3: Loans outstanding aging structure

In millions of U.S. dollars
	June 30, 2025
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current [a]	Total
Risk Class
Low	$–	$–	$–	$–	$–	$–	$5,903	$5,903
Medium	–	–	–	–	–	–	130,396	130,396
High	14	–	–	–	–	14	145,340	145,354
Loans in accrual status	14	–	–	–	–	14	281,639	281,653
Loans in nonaccrual status	–	1	42	22	794	859	578	1,437
Total	$14	$1	$42	$22	$794	$873	$282,217	$283,090	[b]

a. Represents the principal amounts not yet contractually due.
b.The total amount of loans at amortized cost which contain principal past due amounts was $1,648 million.

114	IBRD FINANCIAL STATEMENTS: June 30, 2025
Table D3.1

In millions of U.S. dollars
	June 30, 2024
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current [a]	Total
Risk Class
Low	$–	$–	$–	$–	$–	$–	$6,935	$6,935
Medium	–	–	–	–	–	–	124,106	124,106
High	5	9	2	–	–	16	130,723	130,739
Loans in accrual status	5	9	2	–	–	16	261,764	261,780
Loans in nonaccrual status	–	1	40	24	661	726	684	1,410
Total	$5	$10	$42	$24	$661	$742	$262,448	$263,190	[b]

a. Represents the principal amounts not yet contractually due.
b.The total amount of loans at amortized cost which contain principal past due amounts was $1,621 million.
The following tables provide a summary of selected financial information related to loans in nonaccrual status:
Table D4: Loans in nonaccrual status

In millions of U.S. dollars
		Recorded investment	Accumulated Provision for loan losses	Average recorded investment	Overdue amounts
Borrower	Nonaccrual since				Principal	Interest and Charges
Belarus	October 2022	1,012	99	989	434	136
Zimbabwe	October 2000	425	213	426	425	715
Total - June 30, 2025		$1,437	$312	$1,415	$859	$851
Total - June 30, 2024		$1,410	$324	$1,418	$726	$767

During the fiscal year ended June 30, 2025, no loans were placed in nonaccrual status or restored to accrual status.
During the fiscal year ended June 30, 2025, interest and other revenue not recognized as a result of loans being in nonaccrual status was $79 million ($80 million– June 30, 2024 and $69 million – June 30, 2023).
In addition, during the fiscal year ended June 30, 2025, no  interest income was recognized on loans in nonaccrual status upon receipt of payment ($4 million —June 30, 2024 and $2 million—June 30, 2023).

IBRD FINANCIAL STATEMENTS: June 30, 2025	115
IBRD considers the signature date of a loan agreement as the best indicator of the decision point in the origination process, rather than the disbursement date. The tables below disclose the balances of IBRD’s
Loans outstanding, classified by the year the loan agreement was signed.
Table D5: Loans outstanding vintage disclosure

In millions of U.S. dollars
	June 30, 2025
	Fiscal Year of Origination
	2025	2024	2023	2022	2021	Prior Years	CAT DDOs Disbursed and Revolving	CAT DDOs Converted to Term Loans	Loans outstanding as of June 30, 2025
Risk Class
Low	$15	$148	$–	$–	$–	$5,740	$–	$–	$5,903
Medium	7,159	8,626	9,501	7,702	10,850	83,477	449	2,632	130,396
High	11,095	14,781	8,294	13,031	11,124	86,124	1	904	145,354
Loans in accrual status	18,269	23,555	17,795	20,733	21,974	175,341	450	3,536	281,653
Loans in nonaccrual status	–	–	–	–	–	1,437	–	–	1,437
Total	$18,269	$23,555	$17,795	$20,733	$21,974	$176,778	$450	$3,536	$283,090

Table D5.1

In millions of U.S. dollars
	June 30, 2024
	Fiscal Year of Origination
	2024	2023	2022	2021	2020	Prior Years	CAT DDOs Disbursed and Revolving	CAT DDOs Converted to Term Loans	Loans outstanding as of June 30, 2024
Risk Class
Low	$150	$–	$250	$–	$–	$6,535	$–	$–	$6,935
Medium	7,885	8,445	6,893	10,126	8,421	79,700	302	2,334	124,106
High	11,645	7,402	11,897	9,951	8,486	80,454	1	903	130,739
Loans in accrual status	19,680	15,847	19,040	20,077	16,907	166,689	303	3,237	261,780
Loans in nonaccrual status	–	–	–	–	115	1,295	–	–	1,410
Total	$19,680	$15,847	$19,040	$20,077	$17,022	$167,984	$303	$3,237	$263,190

The Catastrophe Deferred Draw-Down Option (CAT-DDO) promotes countries' resilience to disasters and expands the range of IBRD's crisis instruments. It is a contingent credit line that provides immediate liquidity to countries in the aftermath of a catastrophe. The amount of Catastrophe Deferred Drawdown
Option (CAT DDOs) converted to term loans during the fiscal year ended June 30, 2025, is $300 million
($500 million—fiscal year ended June 30, 2024).
Accumulated Provision for Losses on Loans and Other Exposures
Management determines the appropriate level of accumulated provision for losses, which reflects the expected losses inherent in IBRD’s exposures.
Delays in receiving loan payments result in economic losses to IBRD since it does not charge additional interest on any overdue interest or loan charges. These economic losses are estimated as the difference between the present value of payments of interest and charges made according to the related loan's

116	IBRD FINANCIAL STATEMENTS: June 30, 2025
contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. Historically, all contractual obligations associated with exposures in nonaccrual status were eventually cleared, thereby allowing borrowers to emerge from nonaccrual status. To date, no loans have been written off by IBRD.
Management reassesses the adequacy of the accumulated provision on a quarterly basis and adjustments to the accumulated provision are recorded as a charge to or release of provision in the
Statements of Income.
Changes to the accumulated provision for losses on loans and other exposures are summarized below:
Table D6: Accumulated provision

In millions of U.S. dollars
	June 30, 2025
	Loans outstanding	Loan commitments	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$2,360	$514	$92	$2,966
Provision - release	(44)	(23)	(8)	(75)
Translation adjustment	50	19	4	73
Accumulated provision, end of the fiscal year	$2,366	$510	$88	$2,964
Composed of accumulated provision for losses on:
Loans in accrual status	$2,054
Loans in nonaccrual status	312
Total	$2,366
Loans, end of the fiscal year:
Loans in accrual status	$281,653
Loans in nonaccrual status	1,437
Total loans outstanding	$283,090

Table D6.1:

In millions of U.S. dollars
	June 30, 2024
	Loans outstanding	Loan commitments	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$2,336	$452	$90	$2,878
Provision - charge	29	64	1	94
Translation adjustment	(5)	(2)	1	(6)
Accumulated provision, end of the fiscal year	$2,360	$514	$92	$2,966
Composed of accumulated provision for losses on:
Loans in accrual status	$2,036
Loans in nonaccrual status	324
Total	$2,360
Loans, end of the fiscal year:
Loans in accrual status	$261,780
Loans in nonaccrual status	1,410
Total loans outstanding	$263,190

a. Primarily relates to guarantees given. For more details, see Guarantees section.

IBRD FINANCIAL STATEMENTS: June 30, 2025	117

Reported as:
	Balance Sheets	Statements of Income
Accumulated Provision for Losses on:
Loans outstanding	Accumulated provision for loan losses	Provision for losses on loans and other exposures
Loan commitments and other exposures	Other liabilities	Provision for losses on loans and other exposures

The accumulated provision for losses on loan and other exposures as of June 30, 2025 was $2,964 million, compared to $2,966 million as of June 30, 2024. The decrease of $2 million in the accumulated provision for losses on loan and other exposures is attributable to a release of  $75 million primarily driven by a decrease in loss severity and expected default frequency offset by increase in exposure, and foreign currency translation losses of $73  million.
IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.
Guarantees
Guarantees provided
Guarantees of $7,465 million were outstanding as of June 30, 2025 ($7,168 million—June 30, 2024), including guarantees provided under the EEA. These amounts represent the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and are not included in the Balance Sheets. These guarantees have original maturities ranging between 10 and
23 years and expire in decreasing amounts through 2047.
As of June 30, 2025, liabilities related to IBRD's obligations under guarantees included the obligation to stand ready of $288 million ($296 million—June 30, 2024), and the accumulated provision for guarantee losses of $63 million ($71 million—June 30, 2024). These are included in Other liabilities - Accounts payable and miscellaneous liabilities on the Balance Sheets.
During the fiscal year ended June 30, 2025 and June 30, 2024, no guarantees provided by IBRD were called.
Exposure Exchange Agreements
IBRD participates in Exposure Exchange Agreements (EEAs) which are recognized as financial guarantees in the financial statements. Information on the location and amounts associated with the EEAs executed with the African Development Bank and Inter-American Development Bank included in the
Balance Sheets is presented in the following table:
Table D7: Amounts associated with EEAs

In millions of U.S. dollars
	June 30, 2025			June 30, 2024
	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset	Location on the Balance Sheets
Guarantees provided	$3,609	$(109)	$(17)	$3,609	$(129)	$(25)	Other liabilities
Guarantees received	(3,609)	109	13	(3,611)	129	19	Other assets
	$—	$–	$(4)	$(2)	$–	$(6)

Guarantees received
As of June 30, 2025, IBRD had received third-party financial guarantees, including guarantees received under the EEA, of $14,947 million ($12,461 million as of June 30, 2024). In addition, during the year,
IBRD received a notional value of $1.1 billion of portfolio guarantees under PGP from its shareholders.

118	IBRD FINANCIAL STATEMENTS: June 30, 2025
Portfolio guarantees are accounted for as financial guarantees and the related recoverable asset of $136 million as of June 30, 2025 (Nil- as of June 30, 2024) is presented as Other assets on the Balance
Sheets. Financial guarantees received protect IBRD against the risk of loss related to loans in IBRD's portfolio and increase IBRD's lending capacity.
Waivers of Loan Charges
The Executive Directors have approved waivers of certain charges on eligible loans. These include a portion of interest on loans, a portion of the commitment charge on undisbursed balances, and a portion of the front-end fee. In addition, in October 2024, as part of the adjustments to IBRD's loan pricing, the
Executive Directors approved the waiver of future prepayment premiums on existing loans, as applicable.
The forgone income resulting from these waivers  was $11 million for year ended June 30, 2025 ($9 million— June 30, 2024 and $16 million —June 30, 2023).
Concentration risk
Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premiums, net of waivers. For the fiscal year ended June 30, 2025, there was no country that contributed more than 10%
to the total loan revenue.
IBRD’s loan revenue and associated loans outstanding by geographic region is presented in the following table:
Table D8: Loan revenue and associated outstanding loan balances by geographic region

In millions of U.S. dollars	For the fiscal year ended and as of
	June 30, 2025		June 30, 2024
Region	Loan Revenue [a]	Loans Outstanding	Loan Revenue [a]	Loans Outstanding
Latin America and the Caribbean	$4,481	$83,935	$4,674	$80,934
East Asia and Pacific	2,953	54,000	3,154	52,621
Europe and Central Asia	2,790	62,017	2,769	54,838
Middle East and North Africa	1,811	39,180	1,860	35,300
South Asia	1,663	28,465	1,655	26,415
Eastern and Southern Africa	623	12,124	524	11,014
Western and Central Africa	110	3,369	76	2,068
Total	$14,431	$283,090	$14,712	$263,190

a. Excludes $1,022 million interest income from loan related derivatives for the fiscal year ended June 30, 2025 ($1,268 million—
fiscal year ended June 30, 2024). Includes commitment charges of $152 million for the fiscal year ended June 30, 2025 ($149 million—fiscal year ended June 30, 2024).

For the fiscal year ended June 30, 2025, Interest revenue—Loans, net in the Statements of Income was
$15,301 million ($15,831 million—June 30, 2024 and $10,522 million —June 30, 2023). This includes
$1,022 million of interest income, net related to loan related derivatives associated with the Loan portfolio
(interest income, net of $1,268 million June 30, 2024 and $367 million —June 30, 2023).
NOTE E—BORROWINGS
IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. These borrowings are reported at fair value. IBRD has issued hybrid capital at variable rates to shareholders, which is subordinated to all other debt, and is reported at amortized cost. Variable rates are primarily based on exchange rates or market interest rates.
As of June 30, 2025, 98% of the instruments were classified as Level 2 within the fair value hierarchy. In addition, most of these instruments were denominated in U.S. dollars and euro (62% and 16%, respectively, refer Table E3).

IBRD FINANCIAL STATEMENTS: June 30, 2025	119
IBRD uses derivatives, reported at fair value, to manage the currency risk and the interest rate risk between its loans and borrowings. For details regarding the derivatives used, see Note F—Derivative
Instruments.
After the effect of these derivatives, the borrowing portfolio carried variable interest rates, with a weighted average cost of 4.40% as of June 30, 2025 (5.54% as of June 30, 2024).
A summary of IBRD’s borrowings at fair value, is as follows (for details on principal due upon maturity, see
Note J—Fair Value Disclosures):
Table E1: Borrowings and borrowing-related derivatives, at fair value

In millions of U.S. dollars
	June 30, 2025	June 30, 2024
Borrowings	$305,679	$261,790
Currency swaps, net	1,788	7,427
Interest rate swaps, net	12,277	17,900
Total	$319,744	$287,117

As of June 30, 2025, borrowings reported at amortized cost were $482 million related to IBRD's issuances of hybrid capital which represents the outstanding principal of these instruments. The majority of holders of hybrid capital as of June 30, 2025, entered into separate agreements with IBRD that allow them to redeem the hybrid capital to satisfy the payment condition for their paid-in portion of any future capital increase.
For the fiscal year ended June 30, 2025, Borrowing expenses, net in the Statements of Income was
$14,920 million ($15,215 million—June 30, 2024 and $9,562 million —June 30, 2023). This includes
$6,470 million of interest expense, net related to derivatives associated with the borrowings (interest expense, net of $7,781 million— June 30, 2024 and interest expense, net of $4,237 million —June 30,
2023).
The following table provides a summary of the interest rate characteristics of IBRD’s borrowings:
Table E2: Interest rate composition of Borrowings

In millions of U.S. dollars, except as otherwise noted
	June 30, 2025	WAC [a] (%)	June 30, 2024	WAC [a] (%)
Fixed	$288,323	2.81	$253,337	2.42
Variable	32,843	6.61	29,494	8.40
Borrowings [b]	$321,166	3.20%	$282,831	3.04%
Fair Value Adjustment	(15,005)		(21,041)
Total Borrowings	$306,161		$261,790

a. WAC refers to weighted average borrowings cost as of the reporting date.
b. At amortized cost.
The currency composition of IBRD’s borrowings before derivatives was as follows:
Table E3: Currency composition of Borrowings (before derivatives)

	June 30, 2025	June 30, 2024
U.S. Dollar	62.1%	62.6%
Euro	16.3	15.1
Others	21.6	22.3
	100.0%	100.0%

120	IBRD FINANCIAL STATEMENTS: June 30, 2025
The maturity structure of IBRD’s borrowings outstanding was as follows:
Table E4: Maturity structure of Borrowings

In millions of U.S. dollars
	June 30, 2025	June 30, 2024
Less than 1 year	$47,162	$41,955
Between
1-2 years	37,482	32,883
2-3 years	36,816	31,082
3-4 years	32,710	29,994
4-5 years	39,117	32,042
Thereafter [a]	112,874	93,834
	$306,161	$261,790

[a] Includes hybrid capital.
IBRD’s borrowings at fair value have original maturities ranging from 20 days to 50 years, with the final maturity in 2073. Hybrid capital is a perpetual financial instrument, accounted for at amortized cost.
NOTE F—DERIVATIVE INSTRUMENTS
IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes. It also offers derivative intermediation services to clients and, concurrently, enters into offsetting transactions with market counterparties.
The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, currency forward contracts, interest rate swaps, options, swaptions and futures contracts, to-be-announced (TBA) securities	Manage currency and interest rate risk
Loans	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk between loans and borrowings
Borrowings	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk between loans and borrowings
Other asset/liability management derivatives	Currency swaps and interest rate swaps	Manage currency risk and the duration of IBRD’s equity
Other purposes:
Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks
Under client operations, derivative intermediation services are provided to the following:
Borrowing Countries: Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivatives agreements.
Non-Affiliated Organizations: IBRD has a master derivatives agreement with the International Finance
Facility for Immunisation (IFFIm), under which several transactions have been executed.
Affiliated Organizations: Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA.
The derivatives in the related tables of Note F are presented on a net basis by instrument. A reconciliation to the presentation in the Balance Sheets is shown in Table F1.

IBRD FINANCIAL STATEMENTS: June 30, 2025	121
Offsetting assets and liabilities
IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty in the event of default by the counterparty.
The following tables summarize the gross and net derivative positions by instrument type. Instruments that are in a net asset position are included in the Derivative Assets columns and instruments that are in a net liability position are included in the Derivative Liabilities columns.  The effects of the ISDA master netting agreements are applied on an aggregate basis to the total derivative asset and liability positions and are presented net of any cash collateral received on the Balance Sheets. The net derivative asset positions in the tables below have been further reduced by any securities received as collateral to show
IBRD’s net exposure on its derivative asset positions.
Table F1: Derivative assets and liabilities before and after netting adjustments

In millions of U.S. dollars
June 30, 2025				June 30, 2024
	Derivative Assets		Derivative Liabilities		Derivative Assets		Derivative Liabilities
Interest rate swaps	$7,559		$17,523		$7,977		$24,759
Currency swaps [a]	5,115		7,192		4,057		9,907
Other [b]	2		–		1		–
Gross Total	$12,676		$24,715		$12,035		$34,666
Less:
Amounts subject to legally enforceable master netting agreements	11,978	ᵈ	12,261	ᵉ	11,558	ᵈ	11,938	ᵉ
Cash collateral received [c]	32		—		21		—
Net derivative position on the Balance Sheet	$666		$12,454		$456		$22,728
Less:
Securities collateral received [c]	442				298
Net derivative exposure after collateral	$224				$158

a. Includes forward contracts.
b. Relate to swaptions, options and futures contracts.
c. Does not include excess collateral received.
d. Includes $36 million Credit Valuation Adjustment (CVA) ($29 million—June 30, 2024).
e. Includes $319 million Debit Valuation Adjustment (DVA) ($409 million—June 30, 2024).
The following tables provide information about the credit risk exposures at fair value of IBRD’s derivative instruments by portfolio, before the effects of master netting arrangements and collateral:
Table F2: Credit risk exposure of the derivative instruments a

In millions of U.S. dollars
	June 30, 2025
Portfolio	Interest rate swaps	Currency swaps (including forward contracts)	Total
Investments	$88	$173	$261
Loans	4,986	1,054	6,040
Client operations	107	352	459
Borrowings	1,985	3,536	5,521
Other asset/liability management derivatives	393	–	393
Total Exposure	$7,559	$5,115	$12,674

122	IBRD FINANCIAL STATEMENTS: June 30, 2025
Table F2.1

In millions of U.S. dollars
	June 30, 2024
Portfolio	Interest rate swaps	Currency swaps (including forward contracts)	Total
Investments	$14	$812	$826
Loans	5,893	1,314	7,207
Client operations	274	424	698
Borrowings	1,555	1,507	3,062
Other asset-liability management derivatives	241	–	241
Total Exposure	$7,977	$4,057	$12,034

a. Excludes exchange traded instruments as they are generally subject to daily margin requirements and are deemed to have no material credit risk.
The volume of derivative contracts is measured using the U.S. dollar equivalent notional balance. The notional balance represents the face value or reference value on which the calculations of payments on the derivative instruments are determined. As of June 30, 2025, the notional amounts of IBRD’s derivative contracts outstanding were as follows: interest rate swaps $445,827 million ($436,783 million—June 30,
2024), currency swaps $129,923 million ($120,483 million—June 30, 2024), long positions of other derivatives $304 million ($280 million—June 30, 2024), and short positions of other derivatives $115 million ($201  million—June 30, 2024).
IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that were in a liability position as of June 30, 2025 was $12,627 million ($22,858 million—
June 30, 2024). IBRD has not posted any collateral with these counterparties due to its triple-A credit rating.
If the credit risk related contingent features underlying these agreements were triggered to the extent that
IBRD would be required to post collateral as of June 30, 2025, the amount of collateral that would need to be posted would be $9,241 million ($18,593 million—June 30, 2024). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $12,627 million ($22,858 million—June 30, 2024). IBRD received collateral totaling $520 million as of June 30, 2025 ($343 million
—June 30, 2024), in relation to swap transactions (see Note C—Investments).
The following table provides information on the unrealized mark-to-market gains and losses on the non-
trading derivatives and their location on the Statements of Income:
Table F3: Unrealized mark-to-market gains or losses on non-trading derivatives

In millions of U.S. dollars
Type of instrument [a]	Reported as:	2025	2024	2023
Interest rate swaps	Unrealized mark-to-market gains (losses) on non- trading portfolios, net	$6,283	$3,324	$(4,948)
Currency swaps (including forward contracts )		1,897	1,145	(867)
Total		$8,180	$4,469	$(5,815)

a. For disclosures related to derivatives in trading portfolio, see Table F4.
All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income securities, equity securities and derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.

IBRD FINANCIAL STATEMENTS: June 30, 2025	123
The following table provides information on the amount of unrealized mark-to-market gains and losses on the net Investment–Trading portfolio and their location on the Statements of Income:
Table F4: Unrealized mark-to-market gains or losses on net investment-trading portfolio

In millions of U.S. dollars
	Reported as:	2025	2024	2023
Type of instrument [a]
Fixed income	Unrealized mark-to-market gains (losses) on Investments-Trading portfolio, net	$92	$7	$10
Equity and other fund investments [b]		122	84	74
Total		$214	$91	$84

a. Amounts associated with each type of instrument include gains and losses on both derivative instruments and investment securities.
b. Related to PEBP holdings and investments related to LPF1 and GFPP.
NOTE G — RETAINED EARNINGS AND BOARD OF GOVERNORS
APPROVED TRANSFERS
Retained earnings are comprised of the following components:
Table G1: Retained earnings composition

In millions of U.S. dollars
	June 30, 2025	June 30, 2024
Special reserve	$293	$293
General reserve	34,058	33,224
Pension reserve	987	681
Surplus	—	100
Cumulative fair value adjustments [a]	1,390	1,103
Unallocated net income	2,915	2,513
Restricted retained earnings	11	11
Other reserves [b]	729	358
Total	$40,383	$38,283

a. Unrealized mark-to-market gains (losses), net related to non-trading portfolios reported at fair value.
b. Comprised of $324 million of currency remeasurement gains/losses, net ($251 million - June 30, 2024), $301 million ( $101 million - June 30, 2024) and $100 million ( Nil- June 30, 2024) balances available for LPF1 and the GFPP, respectively, and $4 million revenue from prior years which is set aside for a dedicated purpose ( $6 million - June 30, 2024).

Board of Governors-approved transfers that were expensed during the stated fiscal years are included in the following table:
Table G2: Board of Governors-approved transfers expensed

In millions of U.S. dollars
Transfers funded from:	2025	2024	2023
IDA	$515	$291	$117
Trust fund for Gaza and West Bank	300	80	80
LPF1	*	—	24
Total	$815	$371	$221

* Indicates amount less than $0.5 million.

124	IBRD FINANCIAL STATEMENTS: June 30, 2025
On September 9, 2024, IBRD’s Board of Governors approved transfers from Surplus of $100 million to the Trust Fund for Gaza and the West Bank. On September 18, 2024, IBRD's Board of Governors
approved an additional transfer of $200 million from Surplus to the Trust Fund for Gaza and the West
Bank.
On September 18, 2024, IBRD’s Board of Governors approved a transfer of $515 million to the
International Development Association (IDA).
There were no amounts payable for the transfers approved by the Board of Governors as of June 30,
2025, and June 30, 2024.
NOTE H—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS
IBRD transacts with affiliated organizations by providing loans, administrative, derivative and investment intermediation services, and through its pension and other postretirement benefit plans.
In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of
Governors (see Note G—Board of Governors approved transfers).
IBRD had the following receivables from (payables to) its affiliated organizations:
Table H1: IBRD’s receivables and payables with affiliated organizations

In millions of U.S. dollars
	June 30, 2025				June 30, 2024
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Receivable (payable) for administrative services, net	$631	$(64)	$17	$584	$279	$1	$16	$296
Payable for PCRF investments	(721)	(502)	—	(1,223)	(489)	(344)	—	(833)
Pension and other postretirement benefits	(1,086)	(859)	(34)	(1,979)	(906)	(774)	(30)	(1,710)
Total	$(1,176)	$(1,425)	$(17)	$(2,618)	$(1,116)	$(1,117)	$(14)	$(2,247)

The receivables from (payables to) these affiliated organizations are reported on the Balance Sheets as follows:

Receivables / Payables related to:	Reported as:
Administrative services	Other assets
PCRF investments	Other liabilities
Pension and other postretirement benefits	Other liabilities
Administrative Services
Expenses
Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the fiscal year ended June 30, 2025, IBRD’s administrative expenses exclude the share of expenses allocated to IDA of $1,989 million ($1,750 million—fiscal year ended June 30, 2024 and $1,744 million fiscal year ended June 30, 2023).
Revenue
Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue-sharing methodology and amounts are settled quarterly. For the fiscal year ended June 30, 2025, IBRD’s Non‐interest revenue excludes revenue allocated to IDA of $330 million ($326 million—fiscal year ended June 30, 2024 and
$280 million fiscal year ended June 30, 2023). IBRD's share of revenue jointly earned is included in
Revenue from externally funded activities on the Statements of Income. This revenue also includes revenue from contracts with clients that are not affiliated with IBRD and are as follows:

IBRD FINANCIAL STATEMENTS: June 30, 2025	125
Table H2: Revenue from contracts with clients

In millions of U.S. dollars
	2025	2024	2023
Trust fund fees	$179	$192	$119
Reimbursable advisory services	96	91	99
Asset management services	35	33	31
Total	$310	$316	$249
Of which:
IBRD’s share	$157	$163	$130
IDA’s share	153	153	119

Each revenue stream represents compensation for services provided and the related revenue is recognized over time.
When IBRD performs services, its rights to consideration are deemed unconditional and are classified as receivables. IBRD also has an obligation to provide certain services for which it has received consideration in advance. Such consideration is presented as a contract liability and is subsequently recognized as revenue when the related performance obligation is satisfied.
The following table shows IBRD’s receivables and contract liabilities related to revenue from contracts with clients:
Table H3: Receivables and contract liabilities related to revenue from contracts with clients

In millions of U.S. dollars
	June 30, 2025	June 30, 2024
Receivables	$137	$111
Contract liabilities	158	185

The amount of fee revenue associated with services provided to affiliated organizations that is included in
Revenue from externally funded activities in the Statements of Income, is as follows:
Table H4: Fee revenue from affiliated organizations

In millions of U.S. dollars
	2025	2024	2023
Fees charged to IFC	$109	$105	$102
Fees charged to MIGA	7	7	7

Investments
These relate to investments that IBRD has made on behalf of IFC associated with the PCRF and are included in Investments-Trading on IBRD’s Balance Sheets. The corresponding payable to IFC is included in Other liabilities – Accounts payable and miscellaneous liabilities on IBRD’s Balance Sheets.
As a result, there is no impact on IBRD’s net asset value from these transactions.
Pension and Other Postretirement Benefits
The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the pension plan participants. The payables to IFC and MIGA represent their respective share of PEBP assets.
The PEBP assets are managed by IBRD and are part of the investment portfolio. For Pension and Other
Postretirement Benefits related disclosures, see Note K—Pension and Other Postretirement Benefits.

126	IBRD FINANCIAL STATEMENTS: June 30, 2025
NOTE I—ACCUMULATED OTHER COMPREHENSIVE INCOME
Comprehensive income or loss consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Other comprehensive income (loss) comprises currency translation adjustments on assets and liabilities denominated in euro, DVA on Fair Value Option elected liabilities, and pension related items. These items are presented in the Statements of Comprehensive
Income.
The following tables present the changes in Accumulated Other Comprehensive Income (AOCI):
Table I1: AOCI/AOCL changes

In millions of U.S. dollars
	2025
	Balance, beginning of the fiscal year	Changes in AOCI	Amounts reclassified into net income	Net Changes during the period	Balance, end of the fiscal year

Cumulative Translation Adjustments	$(445)	$1,281	$—	$1,281	$836
DVA on Fair Value Option elected liabilities	673	1,009	(18)	991	1,664
Unrecognized Net Actuarial Gains (Losses) on Benefit Plans	3,741	3,484	(64)ᵃ	3,420	7,161
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(15)	–	8 ᵃ	8	(7)
Total AOCI	$3,954	$5,774	$(74)	$5,700	$9,654

Table I1.1:

In millions of U.S. dollars
	2024
	Balance, beginning of the fiscal year	Changes in AOCL	Amounts reclassified into net income	Net Changes during the period	Balance, end of the fiscal year

Cumulative Translation Adjustments	$(295)	$(150)	$—	$(150)	$(445)
DVA on Fair Value Option elected liabilities	351	321	1	322	673
Unrecognized Net Actuarial Gains (Losses) on Benefit Plans	3,490	318	(67)ᵃ	251	3,741
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(23)	–	8 ᵃ	8	(15)
Total AOCI	$3,523	$489	$(58)	$431	$3,954

IBRD FINANCIAL STATEMENTS: June 30, 2025	127
Table I1.2:

In millions of U.S. dollars
	2023
	Balance, beginning of the fiscal year	Changes in AOCL	Amounts reclassified into net income	Net Changes during the period	Balance, end of the fiscal year

Cumulative Translation Adjustments	$(790)	$495	$—	$495	$(295)
DVA on Fair Value Option elected liabilities	364	(60)	47	(13)	351
Unrecognized Net Actuarial Gains (Losses) on Benefit Plans	1,387	2,131	(28)ᵃ	2,103	3,490
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(43)	–	20ᵃ	20	(23)
Total AOCI	$918	$2,566	$39	$2,605	$3,523

a. See Note K—Pension and Other Post Retirement Benefits.
NOTE J— FAIR VALUE DISCLOSURES
Valuation Methods and Assumptions
As of June 30, 2025 and June 30, 2024, IBRD had no assets or liabilities measured at fair value on a non-
recurring basis.
Due from Banks
The carrying amount of unrestricted and restricted cash is considered a reasonable estimate of the fair value of these positions.
Loans and Loan commitments
There were no loans carried at fair value as of June 30, 2025 or June 30, 2024. IBRD’s loans and loan commitments would be classified as Level 3 within the fair value hierarchy.
Summarized below are the techniques applied in determining the fair values of IBRD’s financial instruments.
Investment securities
Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. As of June 30, 2025, all of the financial instruments in IBRD’s investment portfolio were classified as trading. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, exchange-traded equity securities and
ABS.
For instruments for which market quotations are not available, fair values are determined using model-
based valuation techniques, whether internally generated or vendor-supplied, that include the standard discounted cash flow method using observable market inputs such as yield curves, credit spreads, and conditional prepayment rates. Where applicable, unobservable inputs such as conditional prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value, as they are short term in nature.

128	IBRD FINANCIAL STATEMENTS: June 30, 2025
Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements
These securities are of a short-term nature and reported at face value, which approximates fair value.
Borrowings
(i) Discount notes and vanilla bonds
Discount notes and vanilla bonds issued by IBRD are valued using the standard discounted cash flow method, which relies on observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.
(ii) Structured bonds
Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices, catastrophic events, or commodities. The fair value of the structured bonds is generally derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White,
Generalized Forward Market Model and Black-Scholes are used depending on the specific structure.
These models incorporate observable market inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations between relevant market data and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of movements in long-dated interest rate volatilities.
(iii) Borrowings, at amortized cost
The fair value of borrowings measured at amortized cost would be classified as Level 3 within the fair value hierarchy.
Derivative instruments
Derivative contracts include currency forward contracts, TBA securities, swaptions, options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to the valuation of structured bonds are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.
Valuation adjustments on fair value option elected liabilities
The DVA on fair value option elected liabilities is measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in IBRD’s funding spread applicable to the relevant reference rate.

IBRD FINANCIAL STATEMENTS: June 30, 2025	129
The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts:
Table J1: Fair value and carrying amount of financial assets and liabilities

In millions of U.S. dollars
	June 30, 2025		June 30, 2024
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Due from banks	$485	$485	$490	$490
Investments-Trading (including Securities purchased under resale agreements)	102,688	102,688	82,807	82,807
Net loans outstanding	280,043	278,883	260,236	257,415
Derivative assets, net	666	666	456	456
Miscellaneous assets	115	115	88	88

Liabilities
Borrowings, at fair value	$305,679	$305,679	$261,790	$261,790
Borrowings, at amortized cost	482	489	—	—
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	312	312	256	256
Derivative liabilities, net	12,454	12,454	22,728	22,728

As of June 30, 2025, IBRD’s signed loan commitments were $77 billion ($67 billion—June 30, 2024) and had a fair value of $(0.014) billion ($0.3 billion—June 30, 2024).

130	IBRD FINANCIAL STATEMENTS: June 30, 2025
The following tables present IBRD’s fair value hierarchy for assets and liabilities measured at fair value on a recurring basis. The fair value of the investments included in the Other fund investments that are measured using the NAV as a practical expedient are included in the table below but excluded from the fair value hierarchy.
Table J2: Fair value hierarchy of IBRD’s assets and liabilities

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	June 30, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Investments–Trading
Government, agency and corporate obligations	$15,957	$28,194	$—	$44,151
Time deposits	2,750	49,533	—	52,283
ABS	—	3,210	—	3,210
Other fund investments [a]	—	416	—	2,775
Equity securities	255	—	—	255
Total Investments–Trading	$18,962	$81,353	$—	$102,674
Securities purchased under resale agreements	$14	$—	$—	$14
Derivative assets
Currency swaps [b]	$—	$4,926	$189	$5,115
Interest rate swaps	—	7,392	167	7,559
Other [c]	2	—	—	2
Gross Total	$2	$12,318	$356	$12,676

Miscellaneous assets	$—	$115	$—	$115
Liabilities:
Borrowings, at fair value	$—	$300,845	$4,834	$305,679
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	$—	$312	$—	$312
Derivative liabilities
Currency swaps [b]	$—	$7,097	$95	$7,192
Interest rate swaps	—	17,331	192	17,523
Other [c]	—	—	—	—
Gross Total	$—	$24,428	$287	$24,715

Accounts payable and miscellaneous liabilities	$—	$5	$—	$5

a. Includes  Investments held by LPF1 and GFPP of $416 million, which are carried at fair value and investments in PEBP holdings of $2,359 million, which are carried at NAV and excluded from the fair value hierarchy.

b. Includes forward contracts.
c. Includes swaptions, options, and futures contracts.
d. Excludes payable for cash collateral received.

IBRD FINANCIAL STATEMENTS: June 30, 2025	131
Table J2.1:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	June 30, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Investments–Trading
Government agency and corporate obligations	$12,940	$19,413	$—	$32,353
Time deposits	3,517	42,474	—	45,991
ABS	—	1,880	—	1,880
Other fund investments [a]	—	—	—	2,155
Equity securities	349	—	—	349
Total Investments–Trading	$16,806	$63,767	$—	$82,728
Securities purchased under resale agreements	$20	$59	$—	$79
Derivative assets
Currency swaps [b]	$—	$3,935	$122	$4,057
Interest rate swaps	—	7,836	$141	7,977
Other [c]	1	—	—	1
Gross Total	$1	$11,771	$263	$12,035

Miscellaneous assets	$—	$88	$—	$88

Liabilities:
Borrowings, at fair value	$—	$257,735	$4,055	$261,790
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	$—	$256	$—	$256
Derivative liabilities
Currency swaps [b]	$—	$9,816	$91	$9,907
Interest rate swaps	—	24,556	203	24,759
Other [c]	—	—	$—	$—
Gross Total	$—	$34,372	$294	$34,666

Accounts payable and miscellaneous liabilities	$—	$2	$—	$2

a. Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b. Includes forward contracts.
c. Includes swaptions, options, and futures contracts.
d. Excludes payable for cash collateral received.
IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using discounted cash flow valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds and swaps are correlations and long-dated market interest rate volatilities. Generally, the movements in correlations are considered to be independent of the movements in long-dated interest rate volatilities.

132	IBRD FINANCIAL STATEMENTS: June 30, 2025
Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g., market interest rates and foreign exchange rates), an increase in correlation would generally result in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment would depend on whether the holder is short or long the option.
Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the fiscal year ended June 30, 2025 and the fiscal year ended June 30, 2024, the interest rate volatilities for certain currencies were extrapolated for certain tenors and, thus, are considered an unobservable input.
IBRD entered into transactions which have an embedded option associated with an equity index.
Valuation inputs of such transactions include, among other valuation inputs, volatilities of the equity indices, that are the extent to which the level of equity index changes over time. These index volatility levels are consistent with the respective index construction methodologies and historical movements.
Similar to the impact of the volatility of the other asset classes described above, an increase in the equity index volatility will result in an increase in the value of the purchase option and vice versa.
In certain instances, particularly for instruments with coupon or repayment terms linked to catastrophic events, management relies on instrument valuations supplied by external pricing vendors.
The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.
Level 3 instruments represent 2% of IBRD’s borrowings.
Table J3: Level 3 Borrowings and derivatives valuation technique and quantitative information regarding the significant unobservable inputs:

In millions of U.S. dollars
Portfolio	Fair Value as of June 30, 2025	Fair Value as of June 30, 2024	Valuation Technique	Unobservable input	Range (average), June 30, 2025	Range (average), June 30, 2024
Borrowings	$4,834	$4,055	Discounted Cash Flow	Correlations	-14% to 80% (10%)	-11% to 84% (7%)
				Interest rate volatilities	66% to 72% (70%)	65% to 77% (73%)
				Equity index volatilities	5% to 15% (10%)	5% to 15% (9%)
Derivative assets/(liabilities), net	$69	$(31)	Discounted Cash Flow	Correlations	-14% to 80% (10%)	-11% to 84% (7%)
				Interest rate volatilities	66% to 72% (70%)	65% to 77% (73%)
				Equity index volatilities	5% to 15% (10%)	5% to 15% (9%)

IBRD FINANCIAL STATEMENTS: June 30, 2025	133
The tables below provide the details of transfers between Level 2 and Level 3 that are due to changes in observable inputs.
Table J4: Borrowings and derivatives inter level transfers

In millions of U.S. dollars
	2025		2024
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$91	$(91)	$90	$(90)
Transfer (out of) into	(103)	$103	(46)	$46
	$(12)	$12	$44	$(44)
Derivative assets, net
Transfer into (out of)	$10	$(10)	$96	$(96)
Transfer (out of) into	(3)	$3	(1)	$1
	7	$(7)	95	$(95)
Derivative liabilities, net
Transfer (into) out of	$(1)	$1	$(63)	$63
Transfer out of (into)	$21	(21)	$7	(7)
	20	$(20)	(56)	$56
Total Derivative Transfers, net	$27	$(27)	$39	$(39)

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 borrowings and derivatives:
Table J5: Borrowings Level 3 changes

In millions of U.S. dollars
	June 30, 2025	June 30, 2024
Beginning of the fiscal year	$4,055	$3,607
Issuances	796	1,054
Settlements	(430)	(831)
Total realized/unrealized mark-to-market losses (gains) in:
Net income	335	352
Other comprehensive income	66	(83)
Transfers (from) to Level 3, net	12	(44)
End of the fiscal year	$4,834	$4,055

134	IBRD FINANCIAL STATEMENTS: June 30, 2025
Table J6: Derivatives Level 3 changes

In millions of U.S. dollars
	2025			2024
	Derivatives, Assets/(Liabilities)			Derivatives, Assets/(Liabilities)
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total

Beginning of the fiscal year	$31	$(62)	$(31)	$13	$(134)	$(121)
Issuances	—	—	—	—	(78)	(78)
Settlements	44	(53)	(9)	52	13	65
Total realized/unrealized mark-to- market gains (losses) in:
Net income	27	96	123	162	76	238
Other comprehensive income	18	(5)	13	(96)	—	(96)
Transfers (from) to Level 3, net	(27)	—	(27)	(100)	61	(39)
End of the fiscal year	$93	$(24)	$69	$31	$(62)	$(31)

Information on the unrealized gains or losses included in the Statements of Income and Statements of
Comprehensive Income relating to IBRD’s Level 3 borrowings and derivatives that are still held at the reporting dates, is presented in the following table:
Table J7: Unrealized gains or losses relating to IBRD’s Level 3 borrowings and derivatives

In millions of U.S. dollars
	2025	2024	2023
Reported as:
Borrowings
Net (loss) income [a]	$(302)	210	$56
Other Comprehensive income (loss) [b]	(66)	83	(53)
Derivatives
Net income (loss ) [a]	$316	$(107)	$(54)
Other Comprehensive (loss) income [c]	11	(91)	5

a. Amounts are included in Unrealized mark-to-market gains (losses) on non-trading portfolios, net on the Statements of Income.
b. Amounts are included in Currency translation adjustment on functional currency and Net Change in DVA on fair value option elected liabilities, in the Statements of Comprehensive Income.
c. Amounts are included in Currency translation adjustment on functional currency, in the Statements of Comprehensive Income.
Table J8: Borrowings fair value and contractual principal balance

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
June 30, 2025	$305,679	$325,327	$(19,648)
June 30, 2024	$261,790	$285,322	$(23,532)

IBRD FINANCIAL STATEMENTS: June 30, 2025	135
The following tables provide information on the changes in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Statements of Other
Comprehensive Income:
Table J9: Changes in fair value due to IBRD’s own credit risk

In millions of U.S. dollars
Unrealized mark-to-market gains (losses) due to DVA on fair value option elected liabilities	2025	2024
DVA on Fair Value Option Elected Liabilities	$1,009	$321
Amounts reclassified to net income upon derecognition of a liability	(18)	1
Net change in DVA on Fair Value Option Elected Liabilities	$991	$322

As of June 30, 2025, IBRD’s Balance Sheets included a DVA of $1,664 million cumulative gains ($673 million cumulative gain—June 30, 2024) in Accumulated other comprehensive income, associated with the changes in IBRD’s own credit for financial liabilities measured under the fair value option.
Table J10: Unrealized mark-to-market gains or losses on investments-trading, and non-trading portfolios, net

In millions of U.S. dollars
	2025
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading, net	$(343)	$557	$214
Non trading portfolios, net
Loan-related derivatives—Note F	4	(1,376)	(1,372)
Other assets/liabilities management derivatives, net	—	1,839	1,839
Borrowings, including derivatives —Notes E and F	—	(234)	(234) ᵇ
Client operations and other derivatives, net	—	23	23
Total	$4	$252	$256

Table J10.1:

In millions of U.S. dollars
	2024
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading, net	$113	$(22)	$91
Non trading portfolios, net
Loan-related derivatives—Note F	—	(458)	(458)
Other assets/liabilities management derivatives, net	—	708	708
Borrowings, including derivatives —Notes E and F	2	7	9 ᵇ
Client operations and other derivatives, net	—	30	30
Total	$2	$287	$ 289

136	IBRD FINANCIAL STATEMENTS: June 30, 2025
Table J10.2:

In millions of U.S. dollars
	2023
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading, net	$(42)	$126	$84
Non trading portfolios, net
Loan-related derivatives—Note F	4	1,673	1,677
Other assets/liabilities management derivatives, net	—	(1,642)	(1,642)
Borrowings, including derivatives —Notes E and F	8	(198)	(190) ᵇ
Client operations and other derivatives, net	—	—	—
Total	$12	$(167)	(155)

a. Adjusted to exclude amounts reclassified to realized gains (losses).
b. Includes $7,714 million of unrealized mark-to-market gains related to derivatives associated with borrowings for fiscal year ended June 30, 2025 (unrealized mark-to-market gains of $4,220 million—fiscal year ended June 30, 2024 and unrealized mark-to-market losses of $5,851 million—fiscal year ended June 30, 2023).

NOTE K—PENSION AND OTHER POSTRETIREMENT BENEFITS
IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff
Benefits Plan (RSBP) and PEBP (collectively "the Pension Plans") that cover substantially all of their staff members.
The SRP provides pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.
IBRD uses a June 30th measurement date for its pension and other postretirement benefit plans.
All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the Pension Plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD.
Contributions to the Pension Plans are calculated as a percentage of salary.

IBRD FINANCIAL STATEMENTS: June 30, 2025	137
The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA:
Table K1: Pension Plan benefit costs

In millions of U.S. dollars
	SRP			RSBP			PEBP
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Service cost	$424	$401	$511	$111	$112	$139	$77	$82	$93
Interest cost	1,152	1,011	944	180	162	162	110	99	92
Expected return on plan assets	(1,492)	(1,377)	(1,386)	(266)	(243)	(238)	—	—	—
Amortization of unrecognized prior service costs [a]	3	3	3	2	2	14	3	3	3
Amortization of unrecognized net actuarial (gains) losses [a]	—	—	—	(64)	(67)	(28)	—	—	—
Net periodic pension cost	$87	$38	$72	$(37)	$(34)	$49	$190	$184	$188
of which:
IBRD’s share	$41	$18	$34	$(18)	$(16)	$23	$89	$88	$89
IDA’s share	46	20	38	(19)	(18)	26	101	96	99

							2025	2024	2023
Net periodic pension cost (all three plans combined)
IBRD’s share							$112	$90	$146
IDA’s share							128	98	163

a. Included in Amounts reclassified into net income in Note I—Accumulated Other Comprehensive Income.
IDA’s share of benefit costs is included as a payable to/receivable from IDA in Other liabilities – Accounts payable and miscellaneous liabilities on the Balance Sheets (see Note H—Transactions with Affiliated
Organizations).
The components of net periodic pension cost, other than the service cost component, are included in the
Non-interest expenses – Other line item in the Statements of Income. The service cost component is included in the line item Non-interest expenses – Administrative expenses.

138	IBRD FINANCIAL STATEMENTS: June 30, 2025
The following table provides details of the Pension service cost:
Table K2: Pension service cost

In millions of U.S. dollars
	2025
	SRP	RSBP	PEBP	Total
Service cost	$424	$111	$77	$612
Of which:
IBRD’s share	$199	$52	$36	$287
IDA’s share	225	59	41	325

In millions of U.S. dollars
	2024
	SRP	RSBP	PEBP	Total
Service cost	$401	$112	$82	$595
Of which:
IBRD’s share	$191	$53	$40	$284
IDA’s share	210	59	42	311

In millions of U.S. dollars
	2023
	SRP	RSBP	PEBP	Total
Service cost	$511	$139	$93	$743
Of which:
IBRD’s share	$241	$66	$44	$351
IDA’s share	270	73	49	392

IBRD FINANCIAL STATEMENTS: June 30, 2025	139
The following table summarizes the Projected Benefit Obligations (PBO), fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for IBRD and IDA. The SRP and RSBP assets are held in separate trusts and the PEBP assets are included in IBRD's investment portfolio. The assets of the PEBP are mostly invested in fixed income, equity instruments and other fund investments.
Table K3: PBO, funded status and accumulated benefit obligations

In millions of U.S. dollars
	SRP		RSBP		PEBP
	2025	2024	2025	2024	2025	2024
Projected Benefit Obligations
Beginning of year	$22,166	$21,208	$3,408	$3,341	$2,097	$2,057
Service cost	424	401	111	112	77	82
Interest cost	1,152	1,011	180	162	110	99
Participant contributions	193	181	34	33	5	4
Benefits paid	(1,073)	(961)	(126)	(117)	(58)	(57)
Actuarial loss (gain)	(1,307)	326	(882)	(123)	(161)	(88)
End of year	21,555	22,166	2,725	3,408	2,070	2,097
Fair value of plan assets
Beginning of year	25,689	24,565	4,540	4,281
Participant contributions	193	181	34	33
Actual return on assets	2,454	1,749	438	303
Employer contributions	137	155	35	40
Benefits paid	(1,073)	(961)	(126)	(117)
End of year	27,400	25,689	4,921	4,540
Funded Status-Over (Under) [a]	$5,845	$3,523	$2,196	$1,132	$(2,070)	$(2,097)
Accumulated Benefit Obligations	$20,506	$20,968	$2,725	$3,408	$1,925	$1,931

a. Over-Funded status is included in Other Assets – Assets under retirement benefits plans on the Balance Sheets and Under -
Funded status Other liabilities – Liabilities under retirement benefits plans on the Balance Sheets.

As of June 30, 2025, the SRP and RSBP were overfunded by $5,845 million and $2,196 million, respectively. The PEBP, after reflecting IBRD and IDA’s share of assets which totals  $2,359 million, within
IBRD’s investment portfolio, was overfunded by $289 million.
During the fiscal years ended June 30, 2025 and June 30, 2024, there were no amendments made to the retirement benefit plans.
The following tables present the amounts included in Accumulated Other Comprehensive Income/Loss relating to Pension and Other Postretirement Benefits:
Table K4: Amounts included in Accumulated Other Comprehensive Income as of June 30, 2025

In millions of U.S. dollars
	SRP	RSBP	PEBP	Total
Net actuarial (gains)	$(4,491)	$(2,424)	$(246)	$(7,161)
Prior service cost	—	7	—	7
Net amount recognized in Accumulated Other Comprehensive Income	$(4,491)	$(2,417)	$(246)	$(7,154)

140	IBRD FINANCIAL STATEMENTS: June 30, 2025
Table K4.1: Amounts included in Accumulated Other Comprehensive Income as of June 30, 2024

In millions of U.S. dollars
	SRP	RSBP	PEBP	Total
Net actuarial (gains)	$(2,222)	$(1,434)	$(85)	$(3,741)
Prior service cost	3	9	3	15
Net amount recognized in Accumulated Other Comprehensive Income	$(2,219)	$(1,425)	$(82)	$(3,726)

Assumptions
The actuarial assumptions used are based on financial market interest rates, inflation expectations, past experience, and Management’s best estimate of future benefit changes and economic conditions.
Changes in these assumptions will impact future benefit costs and obligations.
The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term
(10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, duration-adjusted change in yields and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end yield of AA corporate bonds.
Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10% of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.
The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs:
Table K5: Weighted average assumptions used to determine projected benefit obligations

In percent, except years
	SRP		RSBP		PEBP
	2025	2024	2025	2024	2025	2024
Discount rate	5.50	5.30	5.60	5.40	5.50	5.30
Rate of compensation increase	4.80	5.20			4.80	5.20
Health care growth rates
–at end of fiscal year			6.00	5.40
Ultimate health care growth rate			4.00	4.40
Year in which ultimate rate is reached			2033	2031
Interest crediting rate	5.00	5.40	n.a	n.a	5.00	5.40

IBRD FINANCIAL STATEMENTS: June 30, 2025	141
Table K6: Weighted average assumptions used to determine net periodic pension cost

In percent, except years
	SRP			RSBP			PEBP
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Discount rate	5.30	4.90	4.40	5.40	4.90	4.50	5.30	4.90	4.50
Expected return on plan assets	5.90	5.70	5.90	5.90	5.70	5.90
Rate of compensation increase	5.20	5.10	5.30				5.20	5.10	5.30
Health care growth rates
–at end of fiscal year				5.40	5.40	5.80
Ultimate health care growth rate				4.40	4.20	4.40
Year in which ultimate rate is reached				2031	2031	2031
Interest crediting rate	5.40	5.20	5.40	n.a	n.a	n.a	5.40	5.20	5.40
The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. For the fiscal year ended June 30, 2025, the net actuarial gains were primarily attributable to the decrease in the expected inflation assumption and an increase in the nominal discount rate, offset by changes in demographic experience. In addition, there was an increase in the value of the plan assets that exceeded the expected asset returns. For the fiscal year ended June 30,
2024, the actuarial gains were primarily due to an increase in the value of the plan assets in excess of expected asset returns which was partially offset by the actuarial losses attributable to the increase in inflation assumptions and demographic experience.
Investment Strategy
The investment policies establish the framework for investment of the plan assets based on long-term investment objectives and the trade-offs inherent in seeking adequate investment returns within acceptable risk parameters. A key component of the investment policy is to establish a Strategic Asset
Allocation (SAA) representing the policy portfolio (i.e., policy mix of assets) around which the SRP and
RSBP (the Plans) are invested. The SAA is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class as well as correlations across the asset classes, and qualitative considerations such as the liquidity needs of the Plans. The SAA for the Plans is reviewed in detail and reset about every three to five years, with more frequent reviews and changes if and as needed based on market conditions.
The key long-term objective is to generate asset performance that is reasonable in relation to the growth rate of the underlying liabilities and the assumed sponsor contribution rates, without taking undue risks.
Given the relatively long investment horizons of the SRP and RSBP, and the relatively modest liquidity needs over the short-term to pay benefits and meet other cash requirements, the focus of the investment strategy is on generating sustainable long-term investment returns through a globally diversified set of strategies including fixed income, public and private equity and real assets. The last SAA review effective
July 1, 2024  resulted in an increased allocation to Credit Strategies from 6% to 7% and Real Assets from
13% to 15% while reducing the Public Equities allocation from 31% to 29% and Market Neutral Hedge
Funds from 10% to 9%.

142	IBRD FINANCIAL STATEMENTS: June 30, 2025
The following table presents the policy asset allocation and the actual asset allocations by asset category for the SRP and RSBP:
Table K7: Policy and actual asset allocations

	SRP			RSBP
	Policy allocation 2025 (%)	Actual Allocation (%)		Policy allocation 2025 (%)	Actual Allocation (%)
Asset class		2025	2024		2025	2024
Fixed income and Cash	20	19	19	20	20	19
Credit Strategies	7	8	8	7	7	8
Public equity	29	25	22	29	25	23
Private equity	20	24	27	20	23	26
Market neutral hedge funds	9	9	9	9	9	8
Real assets [a]	15	14	14	15	15	15
Other [b]	—	1	1	—	1	1
Total	100	100	100	100	100	100

a. Includes public and private real estate, infrastructure and timber.
b. Includes authorized investments that are outside the policy allocations primarily in hedge funds.
Significant Concentrations of Risk in Plan Assets
The assets of the SRP and RSBP are diversified across a variety of asset classes. Investments in these asset classes are further diversified across funds, managers, strategies, geographies and sectors, to limit the impact of any individual investment. In spite of such level of diversification, equity market risk remains the primary source of the overall return volatility of the Plans. As of June 30, 2025, the largest exposure to a single counterparty was 12% and 13% of the plan assets in SRP and RSBP, respectively (10% and
12%, respectively—June 30, 2024).
Risk Management Practices
Managing investment risk is an integral part of managing the assets of the Plans. Asset diversification is central to the overall investment strategy and risk management approach for the Plans. Absolute risk indicators such as the overall return volatility and drawdown of the Plans are the primary measures used to define the risk tolerance level and establish the overall level of investment risk. In addition, the level of active risk (defined as the annualized standard deviation of portfolio returns relative to those of the policy portfolio) is closely monitored and managed on an ongoing basis.
Market risk is regularly monitored at the absolute level, as well as at the relative levels with respect to the investment policy, manager benchmarks, and liabilities of the Plans. Stress tests are performed periodically using relevant market scenarios to assess the impact of extreme market events.
Monitoring of performance (at both manager and asset class levels) against benchmarks, and compliance with investment guidelines, are carried out on a regular basis which provides helpful information for assessing the impact on the portfolios caused by market risk factors. Risk management for different asset classes is tailored to their specific characteristics and is an integral part of the external managers’ due diligence and monitoring processes.
Credit risk is monitored on a regular basis and assessed for possible credit event impacts. The liquidity position of the Plans is analyzed at regular intervals and periodically tested using various stress scenarios to ensure that the Plans have sufficient liquidity to meet all cash flow requirements. In addition, the long-
term cash flow needs of the Plans are considered during the SAA exercise and are one of the main drivers in determining maximum allocation to the illiquid investment vehicles.

IBRD FINANCIAL STATEMENTS: June 30, 2025	143
Fair Value Measurements and Disclosures
All plan assets are measured at fair value on a recurring basis. The following tables present the fair value hierarchy of major categories of plan assets:
Table K8: Plan assets fair value hierarchy

In millions of U.S. dollars
	June 30, 2025
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities
Short-term investments	$9	$8	$—	$17	$4	$4	$—	$8
Securities purchased under resale agreements	150	—	—	150	35	—	—	35
Government and agency securities	3,434	461	—	3,895	666	94	—	760
Corporate and convertible bonds	—	385	—	385	—	73	—	73
ABS	—	199	—	199	—	37	—	37
MBS	—	618	—	618	—	106	—	106
Total debt securities	3,593	1,671	—	5,264	705	314	—	1,019
Equity securities
Stocks	2,607	—	—	2,607	485	—	—	485
Real estate investment trusts (REITs)	184	—	—	184	27	—	—	27
Total equity securities	2,791	—	—	2,791	512	—	—	512
Other funds at NAV [a]
Commingled funds	—	—	—	4,365	—	—	—	746
Private equity funds	—	—	—	6,459	—	—	—	1,126
Private credit funds	—	—	—	2,072	—	—	—	352
Real asset funds (including infrastructure and timber)	—	—	—	3,680	—	—	—	703
Hedge funds	—	—	—	2,590	—	—	—	444
Total other funds	—	—	—	19,166	—	—	—	3,371
Derivative assets/liabilities	8	(1)	—	7	3	—	—	3
Other assets/liabilities, net [b]	—	—	—	172	—	—	—	16
Total assets	$6,392	$1,670	$—	$27,400	$1,220	$314	$—	$4,921

a. Investments measured at fair value using NAV as a practical expedient have not been included under the fair value hierarchy.
b. Includes receivables and payables carried at amounts that approximate fair value.

144	IBRD FINANCIAL STATEMENTS: June 30, 2025
K8.1

In millions of U.S. dollars
	June 30, 2024
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities
Short-term investments	$11	$37	$—	$48	$5	$8	$—	$13
Securities purchased under resale agreements	218	—	—	218	37	—	—	37
Government and agency securities	2,515	273	—	2,788	540	48	—	588
Corporate and convertible bonds	—	366	—	366	—	71	—	71
ABS	—	165	—	165	—	35	—	35
MBS	—	410	—	410	—	78	—	78
Total debt securities	2,744	1,251	—	3,995	582	240	—	822
Equity securities
Stocks	2,680	—	—	2,680	423	—	—	423
Real estate investment trusts (REITs)	176	—	—	176	26	—	—	26
Total equity securities	2,856	—	—	2,856	449	—	—	449
Other funds at NAV [a]
Commingled funds	—	—	—	3,729	—	—	—	651
Private equity funds	—	—	—	6,935	—	—	—	1,160
Private credit funds	—	—	—	2,118	—	—	—	354
Real asset funds (including infrastructure and timber)	—	—	—	3,423	—	—	—	653
Hedge funds	—	—	—	2,539	—	—	—	431
Total other funds	—	—	—	18,744	—	—	—	3,249
Derivative assets/liabilities	9	2	—	11	1	—	—	1
Other assets/liabilities, net [b]	—	—	—	83	—	—	—	19
Total assets	$5,609	$1,253	$—	$25,689	$1,032	$240	$—	$4,540

a. Investments measured at fair value using NAV as a practical expedient have not been included under the fair value hierarchy.
b. Includes receivables and payables carried at amounts that approximate fair value.
Valuation Methods and Assumptions
The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of plan assets. Investment amounts in the asset categories shown in the table above may be different from the asset category allocation shown in the Investment Strategy section of the note. Asset classes in the table above are grouped by the characteristics of the investments held. The asset class break-down in the Investment Strategy section is based on Management’s view of the economic exposures after considering the impact of derivatives and certain trading strategies.
Debt securities
Debt securities include discount notes, securities purchased under resale agreements, U.S. treasuries and agencies, debt obligations of foreign governments, sub-sovereigns and domestic and foreign corporations. Debt securities also include investments in ABS such as collateralized mortgage obligations and MBS. These securities are valued by independent pricing vendors either at quoted prices in active markets or valuation techniques incorporating observable market inputs such as dealer quotes, yield curves, interest rates, volatilities, foreign exchange rates, credit curves and other market data for the same or similar securities.~~,~~ Some debt securities require significant unobservable inputs, involving judgment in their valuation. Management believes its estimates of fair value are reasonable based on sourcing securities prices from multiple independent third-party vendors and periodic reviews over valuation. Money market instruments and securities purchased under resale agreements are reported at discounted face value which approximates fair value.

IBRD FINANCIAL STATEMENTS: June 30, 2025	145
Equity securities
Equity securities (including REITs) represent investments in entities in various industries and countries.
Investments in public equity listed on securities exchanges are valued at the quoted closing price on the last business day of the  reporting period.
Commingled funds
Commingled funds are typically collective investment vehicles, such as trusts that are reported at NAV as provided by the investment manager or sponsor of the fund based on the valuation of underlying investments.
Private equity funds
Private equity funds include investments primarily in buyout, venture, growth capital, and secondary funds across North America, Europe and Asia in a variety of sectors. Many of these funds are in the investment phase of their life-cycle. Private Equity investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.
Private credit funds
Private credit funds include investments primarily in several direct lending funds that provide private financing to medium-sized companies, and funds focused on opportunistic credit, specialty financing and asset-based lending. The funds with these strategies offer attractive yields with downside protection compared to public credit markets. Many of these funds are in the investment phase of their life cycle.
Private credit investments do not have a readily determinable fair value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.
Real asset funds (including real estate, infrastructure and timber)
Real asset funds include investments in core real estate, non-core real estate investments (such as debt, value add, and opportunistic equity investments) and infrastructure. Real asset investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.
Hedge funds
Hedge funds consist of investments in equity fundamental, equity quantitative, fixed income arbitrage, multi strategy, macro discretionary, macro quantitative, volatility arbitrage, and merger arbitrage strategies. These investments do not have a readily determinable fair market value and are reported at
NAV provided by external managers or fund administrators (based on the valuations of underlying investments) monthly, taking into consideration the latest audited financial statements of the funds.
Investments in hedge funds and commingled funds can typically be redeemed at NAV within the near term while investments in private equity and most real estate are inherently long term and illiquid in nature with a quarter lag in reporting by the fund managers. Since the reporting of those asset classes is done with a lag, management estimates are based on the latest available information considering underlying market fundamentals and significant events through the Balance Sheet date.
Investment in derivatives
Investment in derivatives such as equity or bond futures, swaps, options and currency forwards are used to achieve a variety of objectives that include hedging interest rates and currency risks, gaining desired market exposure of a security, an index or currency exposure and rebalancing the portfolio. Over-the-
counter derivatives are reported using valuations based on discounted cash flow methods incorporating observable market inputs.

146	IBRD FINANCIAL STATEMENTS: June 30, 2025
Estimated Future Benefit Payments
The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation:
Table K9: Expected benefit payments

In millions of U.S. dollars
	SRP	RSBP	PEBP
July 1, 2025 - June 30, 2026	$1,166	$92	$87
July 1, 2026 - June 30, 2027	1,203	99	92
July 1, 2027 - June 30, 2028	1,246	106	98
July 1, 2028 - June 30, 2029	1,289	113	105
July 1, 2029 - June 30, 2030	1,335	120	112
July 1, 2030 - June 30, 2035	7,345	713	662

Expected Contributions
IBRD’s contribution to the SRP and RSBP varies from year to year, as determined by the Pension
Finance Committee (PFC), which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP by IBRD and IDA during the fiscal year beginning July 1, 2025 is $140 million and $26 million, respectively.
NOTE L—TRUST FUNDS ADMINISTRATION AND OTHER SERVICES
Trust Funds
IBRD, alone or jointly with one or more of its affiliated organizations, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses in accordance with administration agreements with donors. Specified uses could include co-financing of IBRD lending projects, debt reduction operations, technical assistance including feasibility studies and project preparation, global and regional programs, and research and training programs. These funds are held in trust with IBRD and/or IDA, and are held in a separate investment portfolio which is not commingled with
IBRD and/or IDA funds.
Trust fund execution may be carried out in one of two ways: recipient-executed or Bank-executed activities.
Recipient-executed activities for trust funds involve activities carried out by a recipient third-party executing agency. IBRD enters into agreements with and disburses funds to those recipients, who then exercise spending authority to meet the objectives and comply with terms stipulated in the agreements.
Bank-executed activities for trust funds involve IBRD execution of activities as described in relevant administration agreements with donors, which define the terms and conditions for use of the funds.
Spending authority is exercised by IBRD, under the terms of the administration agreements. The executing agency services provided by IBRD vary and include for example, activity preparation, analytical and advisory activities and project-related activities, including procurement of goods and services.

IBRD FINANCIAL STATEMENTS: June 30, 2025	147
The following table summarizes the expenses pertaining to Bank-executed activities for trust funds:
Table L1: Expenses for Bank-executed activities for trust funds

In millions of U.S. dollars
	2025	2024	2023
Expenses for Bank-executed activities for trust funds	$604	$612	$570

These amounts are included in Administrative expenses and the corresponding revenue is included in
Revenue from externally funded activities in the Statements of Income. Administrative expenses primarily relate to staff costs, travel and consultant fees.
The following table summarizes all undisbursed contributions made by third party donors to Bank-
executed activities for trust funds, recognized on the Balance Sheets:
Table L2: Undisbursed contributions by third party donors to Bank-executed activities for trust funds

In millions of U.S. dollars
	2025	2024
Bank-executed activities for trust funds	$575	$637

These amounts are included in Other assets - Miscellaneous and the corresponding liabilities are included in Other liabilities – Accounts payable and miscellaneous liabilities on the Balance Sheets.
Revenues
IBRD’s revenues for the administration of trust fund operations were as follows:
Table L3: Trust fund administration revenues

In millions of U.S. dollars
	2025	2024	2023
Revenues	$91	$99	$62

These amounts are included in Revenue from externally funded activities in the Statements of Income.
Revenue collected from donor contributions for trust fund administration fees, but not yet earned by IBRD totaling $87 million as of June 30, 2025 ($101 million—June 30, 2024) is included in Other assets -
Miscellaneous and in Other liabilities – Accounts payable and miscellaneous liabilities, respectively on the
Balance Sheets.
Investment Management Services
IBRD offers treasury and investment management services to affiliated and non-affiliated organizations.
In addition, IBRD offers asset management and technical advisory services to central banks of member countries, under the Reserves Advisory and Management Program, for capacity building and other development purposes, and receives a fee for these services.
During the fiscal year ended June 30, 2025, IBRD's fee revenue from investment management activities totaled $18 million ($17 million –June 30, 2024 and $16 million – June 30, 2023) and is included in
Revenue from externally funded activities in the Statements of Income.

148	IBRD FINANCIAL STATEMENTS: June 30, 2025
NOTE M—SEGMENT REPORTING
IBRD has determined that it has a single reportable operating segment. The President is the Chief
Operating Decision Maker (CODM), who regularly reviews operational performance and financial measures of IBRD to assess performance and allocate resources.
The Administrative budget for IBRD and IDA is approved and managed as a single resource. The CODM receives expense information on the combined basis for IBRD and IDA. As a result, no significant segment expense amounts are presented separately for IBRD to the CODM. The measure of segment profit or loss is at the entity level and is reported on the Statements of Income as Net (loss) income.  The measure of segment assets is reported on the Balance Sheets as Total assets.
The following table presents IBRD’s revenues by products/services:
Table M1: Revenues by products/services

In millions of U.S. dollars	Fiscal Year Ended June 30,
Revenue	2025	2024	2023

Loan Revenue [a]	$14,431	$14,712	$10,279
Revenue from externally funded activities	947	960	878
Guarantee fees [b]	41	42	37
Total	$15,419	$15,714	$11,194

a. For the fiscal year ended June 30, 2025 includes commitment charges of $152 million ($149 million –June 30, 2024 and $124 million – June 30, 2023) and excludes interest from loan related derivatives of  $1,022 million ($1,268 million –June 30, 2024 and $367 million – June 30, 2023)

b. Included in Non‐interest revenue-Other,net on the Statements of Income and excludes recoverable asset related to guarantees received and other miscellaneous income of $129 million for the fiscal year ended June 30, 2025 (Nil –June 30, 2024 and $6 million – June 30, 2023)

NOTE N—CONTINGENCIES
From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. The outcome of any existing legal action, in which IBRD has been named as a defendant or co-defendant, as of and for the fiscal year ended June 30, 2025, is not expected to have a material adverse effect on IBRD's financial position, results of operations or cash flows.

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Medium & Long Term April 01 2025 through June 30 2025

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
Brazilian Real
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0338BRL00.00	1331053	BRL	130,000,000.00	22,750,540.33	29-Apr-25	7-May-25	16-Mar-38
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0537BRL00.00	1327801	BRL	250,000,000.00	44,480,028.47	23-Apr-25	30-Apr-25	26-May-37
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0537BRL00.00	1314940	BRL	500,000,000.00	86,101,496.44	8-Apr-25	22-Apr-25	26-May-37
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0238BRL00.00	1304223	BRL	750,000,000.00	133,153,428.26	28-Mar-25	4-Apr-25	8-Feb-38
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0238BRL00.00	1331027	BRL	1,000,000,000.00	175,004,156.35	29-Apr-25	7-May-25	8-Feb-38
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/1029BRL10.00	1316947	BRL	300,000,000.00	51,660,897.87	11-Apr-25	22-Apr-25	17-Oct-29
Sub-total New Borrowings				2,930,000,000.00	513,150,547.72

Chinese Yuan
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0335CNH02.60	1341291	CNY	300,000,000.00	41,554,124.25	13-May-25	20-May-25	28-Mar-35
Sub-total New Borrowings				300,000,000.00	41,554,124.25

Euro
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0635EURSTR01	1351463	EUR	40,000,000.00	45,696,000.00	23-May-25	5-Jun-25	5-Jun-35
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0635EURSTR02	1357296	EUR	25,000,000.00	28,556,250.00	3-Jun-25	10-Jun-25	10-Jun-35
	BOND/SELL EUR/IBRD/European Retail (Structure)/0430EURSTR	1304217	EUR	27,000,000.00	30,659,850.00	28-Mar-25	25-Apr-25	25-Apr-30
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0660EURSTR	1358233	EUR	128,400,000.00	146,863,920.00	4-Jun-25	11-Jun-25	11-Jun-60
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0565EURSTR01	1331058	EUR	122,590,876.70	138,435,747.51	29-Apr-25	22-May-25	22-May-65
	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0439EUR02.052	1292490	EUR	10,000,000.00	11,079,500.00	13-Mar-25	10-Apr-25	10-Apr-39
	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/1137EURFRN	1339935	EUR	20,000,000.00	22,697,000.00	9-May-25	23-May-25	23-Nov-37
Sub-total New Borrowings				372,990,876.70	423,988,267.51

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Indian Rupees
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0135INR06.71	1331035	INR	860,000,000.00	10,058,891.30	29-Apr-25	15-May-25	21-Jan-35
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0135INR06.71	1308549	INR	4,500,000,000.00	52,540,938.15	2-Apr-25	16-Apr-25	21-Jan-35
Sub-total New Borrowings				5,360,000,000.00	62,599,829.45

Kazakhstan Tenge
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non- Retail)/0626KZT15.00	1332829	KZT	20,000,000,000.00	39,094,951.86	2-May-25	12-May-25	22-Jun-26
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/0428KZT14.5	1319541	KZT	15,000,000,000.00	29,129,041.65	16-Apr-25	25-Apr-25	25-Apr-28
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non- Retail)/0626KZT13.75	1331830	KZT	11,000,000,000.00	21,638,634.80	30-Apr-25	13-May-25	11-Jun-26
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non- Retail)/0626KZT13.75	1305280	KZT	21,000,000,000.00	40,066,777.96	31-Mar-25	7-Apr-25	11-Jun-26
Sub-total New Borrowings				67,000,000,000.00	129,929,406.27

Swiss Francs
	BOND/SELL CHF/IBRD/PV BM/0446CHF01.207	1301305	CHF	130,000,000.00	159,031,133.40	26-Mar-25	17-Apr-25	17-Apr-46
	BOND/SELL CHF/IBRD/PV BM/0632CHF00.485	1342225	CHF	225,000,000.00	276,957,163.96	15-May-25	17-Jun-25	17-Jun-32
Sub-total New Borrowings				355,000,000.00	435,988,297.36

United States Dollars
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0545USDSTR06	1341295	USD	120,689,504.80	120,689,504.80	13-May-25	27-May-25	27-May-45
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0545USDSTR	1331051	USD	84,433,250.71	84,433,250.71	29-Apr-25	7-May-25	7-May-45
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0435USDSTR05	1303329	USD	20,000,000.00	20,000,000.00	27-Mar-25	3-Apr-25	3-Apr-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0455USDSTR08	1327810	USD	100,000,000.00	100,000,000.00	23-Apr-25	30-Apr-25	30-Apr-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0435USDSTR06	1308545	USD	100,000,000.00	100,000,000.00	2-Apr-25	9-Apr-25	9-Apr-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0445USDSTR03	1324758	USD	20,000,000.00	20,000,000.00	17-Apr-25	28-Apr-25	28-Apr-45
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0545USDSTR03	1337892	USD	50,000,000.00	50,000,000.00	6-May-25	15-May-25	15-May-45
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0545USDSTR04	1339313	USD	100,000,000.00	100,000,000.00	8-May-25	15-May-25	15-May-45
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0435USDSTR03	1303318	USD	50,000,000.00	50,000,000.00	27-Mar-25	3-Apr-25	3-Apr-35

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0455USDSTR04	1326180	USD	50,000,000.00	50,000,000.00	21-Apr-25	28-Apr-25	28-Apr-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0545USDSTR05	1339316	USD	100,000,000.00	100,000,000.00	8-May-25	15-May-25	15-May-45
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0532USDSTR01	1339319	USD	50,000,000.00	50,000,000.00	8-May-25	15-May-25	14-May-32
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0532USDSTR	1339317	USD	50,000,000.00	50,000,000.00	8-May-25	15-May-25	14-May-32
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0445USDSTR01	1318832	USD	25,000,000.00	25,000,000.00	15-Apr-25	24-Apr-25	24-Apr-45
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0535USDSTR01	1349848	USD	50,000,000.00	50,000,000.00	21-May-25	29-May-25	29-May-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0535USDSTR02	1349850	USD	30,000,000.00	30,000,000.00	21-May-25	29-May-25	29-May-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0535USDSTR05	1350487	USD	20,000,000.00	20,000,000.00	22-May-25	30-May-25	30-May-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0532USDSTR02	1339931	USD	50,000,000.00	50,000,000.00	9-May-25	16-May-25	17-May-32
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0535USDSTR03	1349852	USD	30,000,000.00	30,000,000.00	21-May-25	29-May-25	29-May-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0435USDSTR07	1308547	USD	100,000,000.00	100,000,000.00	2-Apr-25	9-Apr-25	9-Apr-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0435USDSTR08	1315633	USD	100,000,000.00	100,000,000.00	9-Apr-25	22-Apr-25	22-Apr-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0435USDSTR02	1301301	USD	30,000,000.00	30,000,000.00	26-Mar-25	2-Apr-25	2-Apr-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0455USDSTR03	1316293	USD	70,000,000.00	70,000,000.00	10-Apr-25	17-Apr-25	17-Apr-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0635USDSTR01	1349844	USD	50,000,000.00	50,000,000.00	21-May-25	3-Jun-25	3-Jun-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0445USDSTR	1314937	USD	10,000,000.00	10,000,000.00	8-Apr-25	22-Apr-25	22-Apr-45
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0435USDSTR09	1316283	USD	100,000,000.00	100,000,000.00	10-Apr-25	22-Apr-25	22-Apr-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0435USDSTR11	1316973	USD	10,000,000.00	10,000,000.00	11-Apr-25	22-Apr-25	22-Apr-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0532USDSTR03	1339944	USD	70,000,000.00	70,000,000.00	9-May-25	19-May-25	19-May-32
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0635USDSTR02	1352511	USD	20,000,000.00	20,000,000.00	27-May-25	10-Jun-25	10-Jun-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0545USDSTR02	1337889	USD	25,000,000.00	25,000,000.00	6-May-25	13-May-25	13-May-45
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0535USDSTR04	1349857	USD	35,000,000.00	35,000,000.00	21-May-25	30-May-25	30-May-35

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0535USDSTR	1329327	USD	10,000,000.00	10,000,000.00	25-Apr-25	8-May-25	8-May-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0555USDSTR02	1330958	USD	20,000,000.00	20,000,000.00	29-Apr-25	8-May-25	8-May-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0545USDSTR01	1331792	USD	50,000,000.00	50,000,000.00	30-Apr-25	8-May-25	8-May-45
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0445USDSTR02	1319538	USD	10,000,000.00	10,000,000.00	16-Apr-25	25-Apr-25	25-Apr-45
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0555USDSTR	1328585	USD	50,000,000.00	50,000,000.00	24-Apr-25	6-May-25	6-May-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0555USDSTR01	1329329	USD	50,000,000.00	50,000,000.00	25-Apr-25	6-May-25	6-May-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0455USDSTR05	1326183	USD	50,000,000.00	50,000,000.00	21-Apr-25	30-Apr-25	30-Apr-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0455USDSTR06	1326626	USD	20,000,000.00	20,000,000.00	22-Apr-25	30-Apr-25	30-Apr-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0455USDSTR07	1327809	USD	50,000,000.00	50,000,000.00	23-Apr-25	30-Apr-25	30-Apr-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0455USDSTR	1305746	USD	50,000,000.00	50,000,000.00	1-Apr-25	8-Apr-25	8-Apr-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0455USDSTR01	1307906	USD	50,000,000.00	50,000,000.00	1-Apr-25	8-Apr-25	8-Apr-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0455USDSTR02	1307909	USD	70,000,000.00	70,000,000.00	1-Apr-25	8-Apr-25	8-Apr-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0435USDSTR10	1316291	USD	50,000,000.00	50,000,000.00	10-Apr-25	17-Apr-25	17-Apr-35
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/1133USD04.75	1340839	USD	200,000,000.00	200,000,000.00	12-May-25	19-May-25	14-Nov-33
	BOND/SELL USD/IBRD/PV BM/0528USD03.625	1331045	USD	4,000,000,000.00	4,000,000,000.00	29-Apr-25	6-May-25	5-May-28
	BOND/SELL USD/IBRD/PV BM/0532USD04.00	1331047	USD	5,000,000,000.00	5,000,000,000.00	29-Apr-25	6-May-25	6-May-32
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0628USDFRN	1303335	USD	100,000,000.00	100,000,000.00	27-Mar-25	3-Apr-25	30-Jun-28
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/1030USDFRN	1344334	USD	250,000,000.00	250,000,000.00	16-May-25	23-May-25	4-Oct-30
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0529USDFRN	1339941	USD	50,000,000.00	50,000,000.00	9-May-25	16-May-25	16-May-29
Sub-total New Borrowings				11,850,122,755.51	11,850,122,755.51

Total New Borrowings					13,457,333,228.07

Maturing Borrowings
Australian Dollars
	BOND/SELL AUD/IBRD/PV BM/0625AUD04.25	4725	AUD	(350,000,000.00)	(227,797,500.00)	10-Feb-15	17-Feb-15	24-Jun-25
	BOND/SELL AUD/IBRD/PV BM/0625AUD04.25	4684	AUD	(300,000,000.00)	(195,255,000.00)	17-Jun-14	24-Jun-14	24-Jun-25
	BOND/SELL AUD/IBRD/PV BM/0625AUD04.25	4699	AUD	(300,000,000.00)	(195,255,000.00)	29-Oct-14	7-Nov-14	24-Jun-25
Sub-total Maturing Borrowings				(950,000,000.00)	(618,307,500.00)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Brazilian Real
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0625BRL00.00	5617	BRL	(35,000,000.00)	(6,388,959.88)	10-Apr-19	18-Apr-19	30-Jun-25
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0625BRL00.00	5641	BRL	(30,000,000.00)	(5,476,251.32)	10-May-19	20-May-19	30-Jun-25
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0625BRL00.00	5662	BRL	(40,000,000.00)	(7,301,668.43)	28-May-19	5-Jun-19	30-Jun-25
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0625BRL00.00	5690	BRL	(30,000,000.00)	(5,476,251.32)	24-Jun-19	3-Jul-19	30-Jun-25
	BOND/SELL BRL/IBRD/Japanese Retail (Uridashi)/0625BRL00.00	5735	BRL	(20,000,000.00)	(3,650,834.22)	30-Aug-19	10-Sep-19	30-Jun-25
	BOND/SELL BRL/IBRD/Japanese Retail (Uridashi)/0625BRL00.00	5761	BRL	(25,000,000.00)	(4,563,542.77)	2-Oct-19	10-Oct-19	30-Jun-25
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0625BRL00.00	5096	BRL	(15,000,000.00)	(2,738,125.66)	23-Jun-17	3-Jul-17	30-Jun-25
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0625BRL00.00	5111	BRL	(15,000,000.00)	(2,738,125.66)	19-Jul-17	27-Jul-17	30-Jun-25
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0625BRL00.00	5131	BRL	(15,000,000.00)	(2,738,125.66)	24-Aug-17	1-Sep-17	30-Jun-25
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0625BRL00.00	5440	BRL	(20,000,000.00)	(3,650,834.22)	24-Aug-18	4-Sep-18	30-Jun-25
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0625BRL00.00	5443	BRL	(20,000,000.00)	(3,650,834.22)	31-Aug-18	11-Sep-18	30-Jun-25
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0625BRL00.00	5448	BRL	(20,000,000.00)	(3,650,834.22)	7-Sep-18	18-Sep-18	30-Jun-25
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0625BRL00.00	5451	BRL	(20,000,000.00)	(3,650,834.22)	13-Sep-18	25-Sep-18	30-Jun-25
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0625BRL00.00	5458	BRL	(20,000,000.00)	(3,650,834.22)	19-Sep-18	28-Sep-18	30-Jun-25
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0625BRL00.00	5460	BRL	(30,000,000.00)	(5,476,251.32)	25-Sep-18	3-Oct-18	30-Jun-25
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0625BRL00.00	5470	BRL	(20,000,000.00)	(3,650,834.22)	3-Oct-18	15-Oct-18	30-Jun-25
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0625BRL08.10	4755	BRL	(12,000,000.00)	(2,177,305.22)	10-Jun-15	25-Jun-15	25-Jun-25
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0625BRL00.00	5086	BRL	(20,000,000.00)	(3,650,834.22)	23-May-17	31-May-17	30-Jun-25
Sub-total Maturing Borrowings				(407,000,000.00)	(74,281,281.00)

Chinese Yuan
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0425CNH03.25	384866	CNY	(1,000,000,000.00)	(137,025,719.73)	20-Apr-22	28-Apr-22	28-Apr-25
Sub-total Maturing Borrowings				(1,000,000,000.00)	(137,025,719.73)

Euro

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0425EUR00.155	5032	EUR	(50,000,000.00)	(56,720,000.00)	2-Mar-17	29-Mar-17	15-Apr-25
	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0525EUR00.113	4743	EUR	(42,000,000.00)	(47,737,200.00)	22-Apr-15	7-May-15	7-May-25
	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0525EUR00.18	4830	EUR	(48,000,000.00)	(53,179,200.00)	13-Apr-16	12-May-16	12-May-25
Sub-total Maturing Borrowings				(140,000,000.00)	(157,636,400.00)

Indian Rupees
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0525INR05.00	5621	INR	(100,000,000.00)	(1,179,836.59)	18-Apr-19	7-May-19	7-May-25
	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/0425INR00.00	5901	INR	(2,550,000,000.00)	(29,857,212.27)	17-Mar-20	28-Apr-20	25-Apr-25
Sub-total Maturing Borrowings				(2,650,000,000.00)	(31,037,048.86)

Indonesian Rupiah
	BOND/SELL IDR/IBRD/Japanese Retail (Uridashi)/0525IDR05.54	5904	IDR	(69,200,000,000.00)	(4,195,465.02)	23-Mar-20	28-Apr-20	8-May-25
	BOND/SELL IDR/IBRD/Japanese Retail (Uridashi)/0425IDR05.00	5887	IDR	(75,750,000,000.00)	(4,508,928.57)	21-Feb-20	30-Mar-20	10-Apr-25
Sub-total Maturing Borrowings				(144,950,000,000.00)	(8,704,393.59)

Mexican Peso
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0525MXN05.25	4746	MXN	(263,000,000.00)	(13,506,538.86)	8-May-15	18-May-15	19-May-25
Sub-total Maturing Borrowings				(263,000,000.00)	(13,506,538.86)

Peso Uruguayo
	BOND/SELL UYU/IBRD/Other Structures (Non- Retail)/0525UYUSTR01	6287	UYU	(434,500,000.00)	(10,376,119.40)	16-Apr-20	7-May-20	7-May-25
	BOND/SELL UYU/IBRD/Other Structures (Non- Retail)/0625UYUSTR01	6293	UYU	(431,400,000.00)	(10,346,564.34)	20-May-20	4-Jun-20	4-Jun-25
Sub-total Maturing Borrowings				(865,900,000.00)	(20,722,683.74)

Polish Zloty
	BOND/SELL PLN/IBRD/PV MTN Non-Core (Non- Retail)/0625PLN00.33	5957	PLN	(45,000,000.00)	(12,289,541.60)	18-Jun-20	25-Jun-20	25-Jun-25
	BOND/SELL PLN/IBRD/PV MTN Non-Core (Non- Retail)/0625PLN00.34	5942	PLN	(16,000,000.00)	(4,291,557.70)	3-Jun-20	10-Jun-20	10-Jun-25
Sub-total Maturing Borrowings				(61,000,000.00)	(16,581,099.30)

United States Dollars
	BOND/SELL USD/IBRD/Other Structures (Non- Retail)/0525USDSTR01	6187	USD	(8,687,000.00)	(8,687,000.00)	15-May-15	22-May-15	22-May-25
	BOND/SELL USD/IBRD/Other Structures (Non-Retail)/0525USDSTR	6185	USD	(50,000,000.00)	(50,000,000.00)	21-Apr-15	15-May-15	15-May-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL USD/IBRD/Other Structures (Non- Retail)/0625USDSTR01	6193	USD	(1,333,000.00)	(1,333,000.00)	23-Jun-15	30-Jun-15	30-Jun-25
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0625USD02.308	4756	USD	(88,000,000.00)	(88,000,000.00)	18-Jun-15	24-Jun-15	24-Jun-25
	BOND/SELL USD/IBRD/PV BM/0425USD00.625	5916	USD	(8,000,000,000.00)	(8,000,000,000.00)	15-Apr-20	22-Apr-20	22-Apr-25
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0525USD01.95	4744	USD	(80,000,000.00)	(80,000,000.00)	22-Apr-15	8-May-15	8-May-25
Sub-total Maturing Borrowings				(8,228,020,000.00)	(8,228,020,000.00)

Total Maturing Borrowings					(9,305,822,665.08)

Early Retirements
Euro
	BOND/SELL EUR/IBRD/Other Structures (Non-Retail)/0647EURSTR	6189	EUR	(10,000,000.00)	(11,568,500.00)	3-Jun-15	17-Jun-25	17-Jun-47
	BOND/BUY EUR/IBRD/Callable MTN Core (Non- Retail)/0433EURSTR01	1304237	EUR	(10,000,000.00)	(11,488,500.00)	28-Mar-25	22-Apr-25	21-Apr-33
	BOND/BUY EUR/IBRD/Callable MTN Core (Non- Retail)/0438EURSTR	1304238	EUR	(10,000,000.00)	(11,488,500.00)	28-Mar-25	22-Apr-25	19-Apr-38
	BOND/SELL EUR/IBRD/Other Structures (Non-Retail)/0645EURSTR	6188	EUR	(1,000,000.00)	(1,156,850.00)	3-Jun-15	17-Jun-25	16-Jun-45
	BOND/SELL EUR/IBRD/Other Structures (Non- Retail)/0647EURSTR01	6190	EUR	(15,000,000.00)	(17,352,750.00)	4-Jun-15	17-Jun-25	17-Jun-47
	BOND/SELL EUR/IBRD/Other Structures (Non- Retail)/0646EURSTR01	6191	EUR	(10,000,000.00)	(11,438,000.00)	28-May-15	11-Jun-25	11-Jun-46
Sub-total Early Retirements				(56,000,000.00)	(64,493,100.00)

United States Dollars
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0538USDSTR	1324748	USD	(50,000,000.00)	(50,000,000.00)	17-Apr-25	12-May-25	10-May-38
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0534USDSTR07	1337885	USD	(100,000,000.00)	(100,000,000.00)	6-May-25	28-May-25	28-May-34
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0533USDSTR	1316296	USD	(150,000,000.00)	(150,000,000.00)	10-Apr-25	6-May-25	5-May-33
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0533USDSTR10	1330311	USD	(25,000,000.00)	(25,000,000.00)	28-Apr-25	27-May-25	26-May-33
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0533USDSTR11	1332836	USD	(10,000,000.00)	(10,000,000.00)	2-May-25	27-May-25	26-May-33
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0634USDSTR02	1341309	USD	(30,000,000.00)	(30,000,000.00)	13-May-25	5-Jun-25	5-Jun-34
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0434USDSTR05	1304236	USD	(10,000,000.00)	(10,000,000.00)	28-Mar-25	22-Apr-25	18-Apr-34
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0633USDSTR	1341765	USD	(15,000,000.00)	(15,000,000.00)	14-May-25	5-Jun-25	5-Jun-33
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0135USDSTR02	1304239	USD	(20,000,000.00)	(20,000,000.00)	28-Mar-25	22-Apr-25	21-Jan-35

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0634USDSTR09	1349151	USD	(50,000,000.00)	(50,000,000.00)	20-May-25	9-Jun-25	7-Jun-34
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0433USDSTR	1302723	USD	(20,000,000.00)	(20,000,000.00)	26-Mar-25	28-Apr-25	27-Apr-33
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0533USDSTR03	1330316	USD	(20,000,000.00)	(20,000,000.00)	28-Apr-25	16-May-25	16-May-33
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0627USDSTR03	1342236	USD	(30,000,000.00)	(30,000,000.00)	15-May-25	6-Jun-25	6-Jun-27
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0634USDSTR05	1342237	USD	(10,000,000.00)	(10,000,000.00)	15-May-25	6-Jun-25	6-Jun-34
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/1227USDSTR02	1358693	USD	(15,000,000.00)	(15,000,000.00)	5-Jun-25	27-Jun-25	27-Dec-27
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0633USDSTR02	1358695	USD	(10,000,000.00)	(10,000,000.00)	5-Jun-25	27-Jun-25	27-Jun-33
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0633USDSTR01	1358694	USD	(150,000,000.00)	(150,000,000.00)	5-Jun-25	27-Jun-25	27-Jun-33
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/1034USDSTR	1307918	USD	(51,364,180.13)	(51,364,180.13)	1-Apr-25	24-Apr-25	24-Oct-34
	BOND/BUY USD/IBRD/Putable (Non-Retail)/0628USDSTR01	1343834	USD	(1,258,000.00)	(1,258,000.00)	16-May-25	9-Jun-25	9-Jun-28
Sub-total Early Retirements				(767,622,180.13)	(767,622,180.13)

Total Early Retirements					(832,115,280.13)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Short Term April 01 2025 through June 30 2025

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
United States Dollars
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251229 WB	1375683	USD	100,000,000.00	100,000,000.00	23-Jun-25	23-Jun-25	29-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251103 WB	1330314	USD	100,000,000.00	100,000,000.00	28-Apr-25	28-Apr-25	03-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251114 WB	1344328	USD	100,000,000.00	100,000,000.00	19-May-25	19-May-25	14-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260227 WB	1344330	USD	100,000,000.00	100,000,000.00	19-May-25	20-May-25	27-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251114 WB	1344331	USD	100,000,000.00	100,000,000.00	19-May-25	20-May-25	14-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251201 WB	1319544	USD	100,000,000.00	100,000,000.00	16-Apr-25	16-Apr-25	01-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251001 WB	1319545	USD	100,000,000.00	100,000,000.00	16-Apr-25	16-Apr-25	01-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251124 WB	1319548	USD	100,000,000.00	100,000,000.00	16-Apr-25	17-Apr-25	24-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251024 WB	1349144	USD	100,000,000.00	100,000,000.00	20-May-25	20-May-25	24-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250808 WB	1304232	USD	100,000,000.00	100,000,000.00	28-Mar-25	01-Apr-25	08-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250808 WB	1324743	USD	100,000,000.00	100,000,000.00	17-Apr-25	17-Apr-25	08-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250808 WB	1324744	USD	100,000,000.00	100,000,000.00	17-Apr-25	17-Apr-25	08-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250829 WB	1324746	USD	100,000,000.00	100,000,000.00	17-Apr-25	17-Apr-25	29-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260227 WB	1375672	USD	100,000,000.00	100,000,000.00	23-Jun-25	23-Jun-25	27-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251114 WB	1375679	USD	100,000,000.00	100,000,000.00	23-Jun-25	23-Jun-25	14-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260227 WB	1375691	USD	100,000,000.00	100,000,000.00	23-Jun-25	23-Jun-25	27-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250926 WB	1307915	USD	100,000,000.00	100,000,000.00	01-Apr-25	03-Apr-25	26-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250926 WB	1324751	USD	100,000,000.00	100,000,000.00	17-Apr-25	17-Apr-25	26-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251024 WB	1326163	USD	100,000,000.00	100,000,000.00	21-Apr-25	21-Apr-25	24-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251003 WB	1326166	USD	100,000,000.00	100,000,000.00	21-Apr-25	21-Apr-25	03-Oct-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251001 WB	1316954	USD	100,000,000.00	100,000,000.00	11-Apr-25	11-Apr-25	01-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251024 WB	1316959	USD	100,000,000.00	100,000,000.00	11-Apr-25	11-Apr-25	24-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251001 WB	1316962	USD	100,000,000.00	100,000,000.00	11-Apr-25	11-Apr-25	01-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250909 WB	1317885	USD	100,000,000.00	100,000,000.00	14-Apr-25	14-Apr-25	09-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251024 WB	1317887	USD	100,000,000.00	100,000,000.00	14-Apr-25	14-Apr-25	24-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250829 WB	1317889	USD	100,000,000.00	100,000,000.00	14-Apr-25	14-Apr-25	29-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250909 WB	1327795	USD	100,000,000.00	100,000,000.00	23-Apr-25	23-Apr-25	09-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260102 WB	1327797	USD	100,000,000.00	100,000,000.00	23-Apr-25	24-Apr-25	02-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250926 WB	1340831	USD	100,000,000.00	100,000,000.00	12-May-25	12-May-25	26-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251001 WB	1341304	USD	100,000,000.00	100,000,000.00	13-May-25	13-May-25	01-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251114 WB	1353521	USD	100,000,000.00	100,000,000.00	28-May-25	28-May-25	14-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251201 WB	1318838	USD	100,000,000.00	100,000,000.00	15-Apr-25	16-Apr-25	01-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251124 WB	1318840	USD	100,000,000.00	100,000,000.00	15-Apr-25	15-Apr-25	24-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251103 WB	1318841	USD	100,000,000.00	100,000,000.00	15-Apr-25	15-Apr-25	03-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250926 WB	1318842	USD	100,000,000.00	100,000,000.00	15-Apr-25	15-Apr-25	26-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250909 WB	1318844	USD	100,000,000.00	100,000,000.00	15-Apr-25	15-Apr-25	09-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251001 WB	1318845	USD	100,000,000.00	100,000,000.00	15-Apr-25	15-Apr-25	01-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251024 WB	1318846	USD	100,000,000.00	100,000,000.00	15-Apr-25	15-Apr-25	24-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250718 WB	1329342	USD	100,000,000.00	100,000,000.00	25-Apr-25	28-Apr-25	18-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250711 WB	1329343	USD	100,000,000.00	100,000,000.00	25-Apr-25	28-Apr-25	11-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251114 WB	1343825	USD	100,000,000.00	100,000,000.00	16-May-25	16-May-25	14-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251114 WB	1343826	USD	100,000,000.00	100,000,000.00	16-May-25	16-May-25	14-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251006 WB	1319546	USD	100,000,000.00	100,000,000.00	16-Apr-25	16-Apr-25	06-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251211 WB	1376987	USD	100,000,000.00	100,000,000.00	24-Jun-25	24-Jun-25	11-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251216 WB	1376989	USD	100,000,000.00	100,000,000.00	24-Jun-25	24-Jun-25	16-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251110 WB	1341305	USD	100,000,000.00	100,000,000.00	13-May-25	13-May-25	10-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251121 WB	1349147	USD	100,000,000.00	100,000,000.00	20-May-25	20-May-25	21-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251031 WB	1353516	USD	30,000,000.00	30,000,000.00	28-May-25	28-May-25	31-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260108 WB	1353520	USD	25,000,000.00	25,000,000.00	28-May-25	29-May-25	08-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260401 WB	1319547	USD	150,000,000.00	150,000,000.00	16-Apr-25	17-Apr-25	01-Apr-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250923 WB	1376992	USD	35,194,000.00	35,194,000.00	24-Jun-25	24-Jun-25	23-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250708 WB	1326620	USD	40,000,000.00	40,000,000.00	22-Apr-25	23-Apr-25	08-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250905 WB	1317895	USD	50,000,000.00	50,000,000.00	14-Apr-25	14-Apr-25	05-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250910 WB	1316957	USD	50,000,000.00	50,000,000.00	11-Apr-25	14-Apr-25	10-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251224 WB	1340830	USD	50,000,000.00	50,000,000.00	12-May-25	13-May-25	24-Dec-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250814 WB	1341302	USD	45,000,000.00	45,000,000.00	13-May-25	16-May-25	14-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250721 WB	1341303	USD	60,000,000.00	60,000,000.00	13-May-25	16-May-25	21-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260115 WB	1374395	USD	200,000,000.00	200,000,000.00	18-Jun-25	20-Jun-25	15-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251017 WB	1375673	USD	50,000,000.00	50,000,000.00	23-Jun-25	23-Jun-25	17-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260206 WB	1375674	USD	50,000,000.00	50,000,000.00	23-Jun-25	24-Jun-25	06-Feb-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250908 WB	1375675	USD	40,000,000.00	40,000,000.00	23-Jun-25	23-Jun-25	08-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250922 WB	1326153	USD	150,000,000.00	150,000,000.00	21-Apr-25	21-Apr-25	22-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251010 WB	1326159	USD	50,000,000.00	50,000,000.00	21-Apr-25	22-Apr-25	10-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251210 WB	1340832	USD	50,000,000.00	50,000,000.00	12-May-25	13-May-25	10-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250804 WB	1340834	USD	25,000,000.00	25,000,000.00	12-May-25	12-May-25	04-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250828 WB	1352474	USD	30,000,000.00	30,000,000.00	27-May-25	30-May-25	28-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251204 WB	1330313	USD	50,000,000.00	50,000,000.00	28-Apr-25	28-Apr-25	04-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251201 WB	1330312	USD	150,000,000.00	150,000,000.00	28-Apr-25	28-Apr-25	01-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260102 WB	1319549	USD	25,000,000.00	25,000,000.00	16-Apr-25	17-Apr-25	02-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250807 WB	1349148	USD	6,700,000.00	6,700,000.00	20-May-25	22-May-25	07-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251001 WB	1304233	USD	150,000,000.00	150,000,000.00	28-Mar-25	01-Apr-25	01-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250801 WB	1305274	USD	25,000,000.00	25,000,000.00	31-Mar-25	01-Apr-25	01-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250815 WB	1352472	USD	27,000,000.00	27,000,000.00	27-May-25	27-May-25	15-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251003 WB	1375676	USD	40,000,000.00	40,000,000.00	23-Jun-25	25-Jun-25	03-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250815 WB	1375677	USD	5,000,000.00	5,000,000.00	23-Jun-25	23-Jun-25	15-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250919 WB	1375678	USD	30,000,000.00	30,000,000.00	23-Jun-25	23-Jun-25	19-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250919 WB	1375680	USD	50,000,000.00	50,000,000.00	23-Jun-25	23-Jun-25	19-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250926 WB	1375686	USD	31,670,000.00	31,670,000.00	23-Jun-25	25-Jun-25	26-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250710 WB	1307912	USD	50,000,000.00	50,000,000.00	01-Apr-25	02-Apr-25	10-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250710 WB	1307913	USD	50,000,000.00	50,000,000.00	01-Apr-25	02-Apr-25	10-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250718 WB	1307914	USD	25,000,000.00	25,000,000.00	01-Apr-25	02-Apr-25	18-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250725 WB	1324755	USD	10,000,000.00	10,000,000.00	17-Apr-25	28-Apr-25	25-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250801 WB	1326148	USD	50,000,000.00	50,000,000.00	21-Apr-25	21-Apr-25	01-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250919 WB	1376972	USD	16,023,000.00	16,023,000.00	24-Jun-25	25-Jun-25	19-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250714 WB	1376973	USD	300,000,000.00	300,000,000.00	24-Jun-25	24-Jun-25	14-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250917 WB	1376988	USD	50,000,000.00	50,000,000.00	24-Jun-25	24-Jun-25	17-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251028 WB	1353515	USD	50,000,000.00	50,000,000.00	28-May-25	28-May-25	28-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250902 WB	1353518	USD	13,000,000.00	13,000,000.00	28-May-25	04-Jun-25	02-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250829 WB	1326149	USD	75,000,000.00	75,000,000.00	21-Apr-25	21-Apr-25	29-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251201 WB	1326152	USD	150,000,000.00	150,000,000.00	21-Apr-25	21-Apr-25	01-Dec-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250829 WB	1326154	USD	50,000,000.00	50,000,000.00	21-Apr-25	22-Apr-25	29-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250912 WB	1326155	USD	50,000,000.00	50,000,000.00	21-Apr-25	22-Apr-25	12-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250917 WB	1326156	USD	50,000,000.00	50,000,000.00	21-Apr-25	22-Apr-25	17-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250926 WB	1326158	USD	40,000,000.00	40,000,000.00	21-Apr-25	22-Apr-25	26-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250703 WB	1326161	USD	1,500,000.00	1,500,000.00	21-Apr-25	22-Apr-25	03-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250801 WB	1326162	USD	5,600,000.00	5,600,000.00	21-Apr-25	22-Apr-25	01-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250703 WB	1326173	USD	21,000,000.00	21,000,000.00	21-Apr-25	28-Apr-25	03-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250711 WB	1326176	USD	21,000,000.00	21,000,000.00	21-Apr-25	28-Apr-25	11-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250911 WB	1376994	USD	500,000,000.00	500,000,000.00	24-Jun-25	24-Jun-25	11-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250701 WB	1317883	USD	16,103,000.00	16,103,000.00	14-Apr-25	15-Apr-25	01-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250822 WB	1317890	USD	40,000,000.00	40,000,000.00	14-Apr-25	14-Apr-25	22-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250815 WB	1317891	USD	50,000,000.00	50,000,000.00	14-Apr-25	14-Apr-25	15-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250808 WB	1317892	USD	50,000,000.00	50,000,000.00	14-Apr-25	14-Apr-25	08-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250801 WB	1317893	USD	50,000,000.00	50,000,000.00	14-Apr-25	14-Apr-25	01-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250912 WB	1317896	USD	50,000,000.00	50,000,000.00	14-Apr-25	14-Apr-25	12-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250722 WB	1326618	USD	2,000,000.00	2,000,000.00	22-Apr-25	28-Apr-25	22-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250722 WB	1326619	USD	15,000,000.00	15,000,000.00	22-Apr-25	23-Apr-25	22-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250701 WB	1326623	USD	5,154,000.00	5,154,000.00	22-Apr-25	23-Apr-25	01-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251201 WB	1327791	USD	50,000,000.00	50,000,000.00	23-Apr-25	23-Apr-25	01-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250919 WB	1317897	USD	32,000,000.00	32,000,000.00	14-Apr-25	14-Apr-25	19-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250915 WB	1327796	USD	25,000,000.00	25,000,000.00	23-Apr-25	24-Apr-25	15-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250815 WB	1327799	USD	200,000,000.00	200,000,000.00	23-Apr-25	24-Apr-25	15-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250801 WB	1328587	USD	25,000,000.00	25,000,000.00	24-Apr-25	24-Apr-25	01-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250701 WB	1328588	USD	13,964,000.00	13,964,000.00	24-Apr-25	25-Apr-25	01-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250801 WB	1328589	USD	25,000,000.00	25,000,000.00	24-Apr-25	24-Apr-25	01-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250801 WB	1328591	USD	7,500,000.00	7,500,000.00	24-Apr-25	28-Apr-25	01-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251114 WB	1328592	USD	25,000,000.00	25,000,000.00	24-Apr-25	24-Apr-25	14-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250725 WB	1340833	USD	16,000,000.00	16,000,000.00	12-May-25	12-May-25	25-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250807 WB	1340835	USD	44,000,000.00	44,000,000.00	12-May-25	12-May-25	07-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250729 WB	1341299	USD	25,000,000.00	25,000,000.00	13-May-25	16-May-25	29-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250822 WB	1353519	USD	20,000,000.00	20,000,000.00	28-May-25	04-Jun-25	22-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250701 WB	1318848	USD	3,250,000.00	3,250,000.00	15-Apr-25	16-Apr-25	01-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250711 WB	1328593	USD	4,000,000.00	4,000,000.00	24-Apr-25	30-Apr-25	11-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250729 WB	1328594	USD	9,000,000.00	9,000,000.00	24-Apr-25	30-Apr-25	29-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250718 WB	1328595	USD	25,000,000.00	25,000,000.00	24-Apr-25	30-Apr-25	18-Jul-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250722 WB	1328596	USD	8,000,000.00	8,000,000.00	24-Apr-25	30-Apr-25	22-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250703 WB	1328597	USD	4,000,000.00	4,000,000.00	24-Apr-25	30-Apr-25	03-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250807 WB	1341306	USD	30,000,000.00	30,000,000.00	13-May-25	14-May-25	07-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250714 WB	1341764	USD	500,000,000.00	500,000,000.00	14-May-25	14-May-25	14-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250801 WB	1329335	USD	20,000,000.00	20,000,000.00	25-Apr-25	25-Apr-25	01-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250801 WB	1329336	USD	20,000,000.00	20,000,000.00	25-Apr-25	25-Apr-25	01-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250729 WB	1329337	USD	300,000,000.00	300,000,000.00	25-Apr-25	28-Apr-25	29-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250807 WB	1342234	USD	30,000,000.00	30,000,000.00	15-May-25	16-May-25	07-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250515 WB	1326147	USD	300,000,000.00	300,000,000.00	21-Apr-25	21-Apr-25	15-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250514 WB	1326145	USD	500,000,000.00	500,000,000.00	21-Apr-25	21-Apr-25	14-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250514 WB	1326170	USD	150,000,000.00	150,000,000.00	21-Apr-25	21-Apr-25	14-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250611 WB	1319551	USD	450,000,000.00	450,000,000.00	16-Apr-25	17-Apr-25	11-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250414 WB	1316952	USD	125,000,000.00	125,000,000.00	11-Apr-25	11-Apr-25	14-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250618 WB	1327790	USD	300,000,000.00	300,000,000.00	23-Apr-25	23-Apr-25	18-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250430 WB	1304231	USD	10,000,000.00	10,000,000.00	28-Mar-25	01-Apr-25	30-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250618 WB	1329334	USD	300,000,000.00	300,000,000.00	25-Apr-25	25-Apr-25	18-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250624 WB	1353514	USD	150,000,000.00	150,000,000.00	28-May-25	28-May-25	24-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250618 WB	1350485	USD	200,000,000.00	200,000,000.00	22-May-25	22-May-25	18-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250421 WB	1316950	USD	60,000,000.00	60,000,000.00	11-Apr-25	11-Apr-25	21-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250609 WB	1326151	USD	5,800,000.00	5,800,000.00	21-Apr-25	22-Apr-25	09-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250617 WB	1327789	USD	200,000,000.00	200,000,000.00	23-Apr-25	23-Apr-25	17-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250428 WB	1324753	USD	65,850,000.00	65,850,000.00	17-Apr-25	21-Apr-25	28-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250509 WB	1326150	USD	4,800,000.00	4,800,000.00	21-Apr-25	22-Apr-25	09-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250516 WB	1305265	USD	20,000,000.00	20,000,000.00	31-Mar-25	01-Apr-25	16-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250516 WB	1305267	USD	6,353,000.00	6,353,000.00	31-Mar-25	01-Apr-25	16-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250523 WB	1326621	USD	8,000,000.00	8,000,000.00	22-Apr-25	23-Apr-25	23-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250529 WB	1319550	USD	400,000,000.00	400,000,000.00	16-Apr-25	17-Apr-25	29-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250612 WB	1316287	USD	400,000,000.00	400,000,000.00	10-Apr-25	11-Apr-25	12-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250612 WB	1319554	USD	69,717,000.00	69,717,000.00	16-Apr-25	17-Apr-25	12-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250415 WB	1316965	USD	8,000,000.00	8,000,000.00	11-Apr-25	14-Apr-25	15-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250507 WB	1317884	USD	150,000,000.00	150,000,000.00	14-Apr-25	15-Apr-25	07-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250507 WB	1319543	USD	66,000,000.00	66,000,000.00	16-Apr-25	16-Apr-25	07-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250507 WB	1326143	USD	200,000,000.00	200,000,000.00	21-Apr-25	21-Apr-25	07-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250529 WB	1326146	USD	300,000,000.00	300,000,000.00	21-Apr-25	21-Apr-25	29-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250505 WB	1318847	USD	1,000,000.00	1,000,000.00	15-Apr-25	16-Apr-25	05-May-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250505 WB	1327798	USD	5,000,000.00	5,000,000.00	23-Apr-25	24-Apr-25	05-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250530 WB	1318837	USD	300,000,000.00	300,000,000.00	15-Apr-25	16-Apr-25	30-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250530 WB	1318839	USD	20,000,000.00	20,000,000.00	15-Apr-25	15-Apr-25	30-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250604 WB	1319553	USD	23,000,000.00	23,000,000.00	16-Apr-25	17-Apr-25	04-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250630 WB	1319555	USD	350,000,000.00	350,000,000.00	16-Apr-25	21-Apr-25	30-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250627 WB	1326172	USD	20,000,000.00	20,000,000.00	21-Apr-25	22-Apr-25	27-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250627 WB	1326615	USD	12,000,000.00	12,000,000.00	22-Apr-25	23-Apr-25	27-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250613 WB	1318843	USD	50,000,000.00	50,000,000.00	15-Apr-25	15-Apr-25	13-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250416 WB	1316288	USD	50,000,000.00	50,000,000.00	10-Apr-25	10-Apr-25	16-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250509 WB	1317894	USD	50,000,000.00	50,000,000.00	14-Apr-25	14-Apr-25	09-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250624 WB	1352470	USD	100,000,000.00	100,000,000.00	27-May-25	28-May-25	24-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250624 WB	1353517	USD	100,000,000.00	100,000,000.00	28-May-25	28-May-25	24-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250612 WB	1316289	USD	100,000,000.00	100,000,000.00	10-Apr-25	10-Apr-25	12-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250612 WB	1327800	USD	100,000,000.00	100,000,000.00	23-Apr-25	24-Apr-25	12-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250501 WB	1319552	USD	100,000,000.00	100,000,000.00	16-Apr-25	17-Apr-25	01-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250630 WB	1316290	USD	100,000,000.00	100,000,000.00	10-Apr-25	10-Apr-25	30-Jun-25
Sub-total New Borrowings				15,719,178,000.00	15,719,178,000.00

Total New Borrowings					15,719,178,000.00

Maturing Borrowings
United States Dollars
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250417 WB	1257900	USD	(8,454,000.00)	(8,454,000.00)	28-Jan-25	29-Jan-25	17-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250414 WB	1257910	USD	(20,000,000.00)	(20,000,000.00)	28-Jan-25	14-Feb-25	14-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250430 WB	1231536	USD	(250,000,000.00)	(250,000,000.00)	18-Dec-24	19-Dec-24	30-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250512 WB	1290537	USD	(200,000,000.00)	(200,000,000.00)	11-Mar-25	12-Mar-25	12-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250611 WB	1281412	USD	(200,000,000.00)	(200,000,000.00)	28-Feb-25	28-Feb-25	11-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250616 WB	1303325	USD	(250,000,000.00)	(250,000,000.00)	27-Mar-25	27-Mar-25	16-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250515 WB	1326147	USD	(300,000,000.00)	(300,000,000.00)	21-Apr-25	21-Apr-25	15-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250618 WB	1289144	USD	(200,000,000.00)	(200,000,000.00)	07-Mar-25	07-Mar-25	18-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250408 WB	1276839	USD	(40,000,000.00)	(40,000,000.00)	20-Feb-25	27-Feb-25	08-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250519 WB	1301326	USD	(170,000,000.00)	(170,000,000.00)	26-Mar-25	26-Mar-25	19-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250527 WB	1231531	USD	(30,000,000.00)	(30,000,000.00)	18-Dec-24	18-Dec-24	27-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250418 WB	1298237	USD	(5,000,000.00)	(5,000,000.00)	18-Mar-25	19-Mar-25	18-Apr-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250508 WB	1261099	USD	(40,000,000.00)	(40,000,000.00)	03-Feb-25	07-Feb-25	08-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250516 WB	1232243	USD	(150,000,000.00)	(150,000,000.00)	19-Dec-24	20-Dec-24	16-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250617 WB	1230789	USD	(48,300,000.00)	(48,300,000.00)	17-Dec-24	18-Dec-24	17-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250415 WB	1230788	USD	(200,000,000.00)	(200,000,000.00)	17-Dec-24	17-Dec-24	15-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250612 WB	1289649	USD	(20,000,000.00)	(20,000,000.00)	10-Mar-25	14-Mar-25	12-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250509 WB	1261744	USD	(20,000,000.00)	(20,000,000.00)	04-Feb-25	10-Feb-25	09-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250404 WB	1223907	USD	(29,000,000.00)	(29,000,000.00)	12-Dec-24	13-Dec-24	04-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250530 WB	1222580	USD	(5,000,000.00)	(5,000,000.00)	10-Dec-24	12-Dec-24	30-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250610 WB	1289651	USD	(75,000,000.00)	(75,000,000.00)	10-Mar-25	11-Mar-25	10-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250407 WB	1233075	USD	(250,000,000.00)	(250,000,000.00)	20-Dec-24	23-Dec-24	07-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250501 WB	1263867	USD	(25,000,000.00)	(25,000,000.00)	10-Feb-25	10-Feb-25	01-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250425 WB	1225736	USD	(12,000,000.00)	(12,000,000.00)	16-Dec-24	17-Dec-24	25-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250613 WB	1261741	USD	(200,000,000.00)	(200,000,000.00)	04-Feb-25	05-Feb-25	13-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250626 WB	1301333	USD	(229,000,000.00)	(229,000,000.00)	26-Mar-25	26-Mar-25	26-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250417 WB	1276836	USD	(18,000,000.00)	(18,000,000.00)	20-Feb-25	21-Feb-25	17-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250417 WB	1281413	USD	(5,000,000.00)	(5,000,000.00)	28-Feb-25	28-Feb-25	17-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250514 WB	1326145	USD	(500,000,000.00)	(500,000,000.00)	21-Apr-25	21-Apr-25	14-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250514 WB	1326170	USD	(150,000,000.00)	(150,000,000.00)	21-Apr-25	21-Apr-25	14-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250414 WB	1300693	USD	(150,000,000.00)	(150,000,000.00)	24-Mar-25	24-Mar-25	14-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250430 WB	1258552	USD	(200,000,000.00)	(200,000,000.00)	29-Jan-25	29-Jan-25	30-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250611 WB	1319551	USD	(450,000,000.00)	(450,000,000.00)	16-Apr-25	17-Apr-25	11-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250414 WB	1301331	USD	(160,000,000.00)	(160,000,000.00)	26-Mar-25	26-Mar-25	14-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250414 WB	1304230	USD	(150,000,000.00)	(150,000,000.00)	28-Mar-25	31-Mar-25	14-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250414 WB	1316952	USD	(125,000,000.00)	(125,000,000.00)	11-Apr-25	11-Apr-25	14-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250430 WB	1261096	USD	(20,000,000.00)	(20,000,000.00)	03-Feb-25	03-Feb-25	30-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250430 WB	1269862	USD	(25,000,000.00)	(25,000,000.00)	13-Feb-25	13-Feb-25	30-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250430 WB	1269864	USD	(25,000,000.00)	(25,000,000.00)	13-Feb-25	13-Feb-25	30-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250528 WB	1276219	USD	(200,000,000.00)	(200,000,000.00)	19-Feb-25	19-Feb-25	28-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250618 WB	1298234	USD	(45,000,000.00)	(45,000,000.00)	18-Mar-25	21-Mar-25	18-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250618 WB	1327790	USD	(300,000,000.00)	(300,000,000.00)	23-Apr-25	23-Apr-25	18-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250620 WB	1305268	USD	(10,000,000.00)	(10,000,000.00)	31-Mar-25	31-Mar-25	20-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250620 WB	1305269	USD	(10,000,000.00)	(10,000,000.00)	31-Mar-25	31-Mar-25	20-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250620 WB	1305272	USD	(10,000,000.00)	(10,000,000.00)	31-Mar-25	31-Mar-25	20-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250430 WB	1304231	USD	(10,000,000.00)	(10,000,000.00)	28-Mar-25	01-Apr-25	30-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250519 WB	1303320	USD	(350,000,000.00)	(350,000,000.00)	27-Mar-25	27-Mar-25	19-May-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250618 WB	1329334	USD	(300,000,000.00)	(300,000,000.00)	25-Apr-25	25-Apr-25	18-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250418 WB	1298238	USD	(5,000,000.00)	(5,000,000.00)	18-Mar-25	19-Mar-25	18-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250522 WB	1276838	USD	(27,000,000.00)	(27,000,000.00)	20-Feb-25	21-Feb-25	22-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250624 WB	1353514	USD	(150,000,000.00)	(150,000,000.00)	28-May-25	28-May-25	24-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250602 WB	1284884	USD	(20,000,000.00)	(20,000,000.00)	06-Mar-25	06-Mar-25	02-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250602 WB	1284885	USD	(20,000,000.00)	(20,000,000.00)	06-Mar-25	06-Mar-25	02-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250618 WB	1350485	USD	(200,000,000.00)	(200,000,000.00)	22-May-25	22-May-25	18-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250602 WB	1284886	USD	(20,000,000.00)	(20,000,000.00)	06-Mar-25	06-Mar-25	02-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250602 WB	1284888	USD	(20,000,000.00)	(20,000,000.00)	06-Mar-25	06-Mar-25	02-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250602 WB	1284889	USD	(20,000,000.00)	(20,000,000.00)	06-Mar-25	06-Mar-25	02-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250602 WB	1284892	USD	(20,000,000.00)	(20,000,000.00)	06-Mar-25	06-Mar-25	02-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250602 WB	1284895	USD	(70,000,000.00)	(70,000,000.00)	06-Mar-25	06-Mar-25	02-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250602 WB	1289646	USD	(25,000,000.00)	(25,000,000.00)	10-Mar-25	10-Mar-25	02-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250602 WB	1305270	USD	(10,000,000.00)	(10,000,000.00)	31-Mar-25	31-Mar-25	02-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250602 WB	1305271	USD	(10,000,000.00)	(10,000,000.00)	31-Mar-25	31-Mar-25	02-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250411 WB	1263873	USD	(20,000,000.00)	(20,000,000.00)	10-Feb-25	14-Feb-25	11-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250421 WB	1316950	USD	(60,000,000.00)	(60,000,000.00)	11-Apr-25	11-Apr-25	21-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250428 WB	1257899	USD	(15,000,000.00)	(15,000,000.00)	28-Jan-25	28-Jan-25	28-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250609 WB	1326151	USD	(5,800,000.00)	(5,800,000.00)	21-Apr-25	22-Apr-25	09-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250617 WB	1327789	USD	(200,000,000.00)	(200,000,000.00)	23-Apr-25	23-Apr-25	17-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250428 WB	1324753	USD	(65,850,000.00)	(65,850,000.00)	17-Apr-25	21-Apr-25	28-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250509 WB	1305264	USD	(280,000,000.00)	(280,000,000.00)	31-Mar-25	31-Mar-25	09-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250509 WB	1326150	USD	(4,800,000.00)	(4,800,000.00)	21-Apr-25	22-Apr-25	09-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250516 WB	1305265	USD	(20,000,000.00)	(20,000,000.00)	31-Mar-25	01-Apr-25	16-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250516 WB	1305267	USD	(6,353,000.00)	(6,353,000.00)	31-Mar-25	01-Apr-25	16-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250523 WB	1303323	USD	(13,395,000.00)	(13,395,000.00)	27-Mar-25	28-Mar-25	23-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250523 WB	1326621	USD	(8,000,000.00)	(8,000,000.00)	22-Apr-25	23-Apr-25	23-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250529 WB	1319550	USD	(400,000,000.00)	(400,000,000.00)	16-Apr-25	17-Apr-25	29-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250612 WB	1316287	USD	(400,000,000.00)	(400,000,000.00)	10-Apr-25	11-Apr-25	12-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250612 WB	1319554	USD	(69,717,000.00)	(69,717,000.00)	16-Apr-25	17-Apr-25	12-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250404 WB	1223908	USD	(25,000,000.00)	(25,000,000.00)	12-Dec-24	13-Dec-24	04-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250415 WB	1316965	USD	(8,000,000.00)	(8,000,000.00)	11-Apr-25	14-Apr-25	15-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250505 WB	1257908	USD	(5,000,000.00)	(5,000,000.00)	28-Jan-25	06-Feb-25	05-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250507 WB	1317884	USD	(150,000,000.00)	(150,000,000.00)	14-Apr-25	15-Apr-25	07-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250507 WB	1319543	USD	(66,000,000.00)	(66,000,000.00)	16-Apr-25	16-Apr-25	07-May-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250507 WB	1326143	USD	(200,000,000.00)	(200,000,000.00)	21-Apr-25	21-Apr-25	07-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250529 WB	1326146	USD	(300,000,000.00)	(300,000,000.00)	21-Apr-25	21-Apr-25	29-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250424 WB	1284887	USD	(450,000,000.00)	(450,000,000.00)	06-Mar-25	06-Mar-25	24-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250505 WB	1257909	USD	(5,000,000.00)	(5,000,000.00)	28-Jan-25	07-Feb-25	05-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250505 WB	1318847	USD	(1,000,000.00)	(1,000,000.00)	15-Apr-25	16-Apr-25	05-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250505 WB	1327798	USD	(5,000,000.00)	(5,000,000.00)	23-Apr-25	24-Apr-25	05-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250530 WB	1258555	USD	(250,000,000.00)	(250,000,000.00)	29-Jan-25	30-Jan-25	30-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250407 WB	1257905	USD	(200,000,000.00)	(200,000,000.00)	28-Jan-25	28-Jan-25	07-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250407 WB	1290529	USD	(500,000,000.00)	(500,000,000.00)	11-Mar-25	11-Mar-25	07-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250521 WB	1276837	USD	(200,000,000.00)	(200,000,000.00)	20-Feb-25	20-Feb-25	21-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250530 WB	1289650	USD	(10,000,000.00)	(10,000,000.00)	10-Mar-25	14-Mar-25	30-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250530 WB	1289652	USD	(250,000,000.00)	(250,000,000.00)	10-Mar-25	11-Mar-25	30-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250604 WB	1284880	USD	(10,000,000.00)	(10,000,000.00)	06-Mar-25	06-Mar-25	04-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250410 WB	1280061	USD	(70,000,000.00)	(70,000,000.00)	26-Feb-25	06-Mar-25	10-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250425 WB	1263874	USD	(10,000,000.00)	(10,000,000.00)	10-Feb-25	14-Feb-25	25-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250425 WB	1263875	USD	(30,000,000.00)	(30,000,000.00)	10-Feb-25	12-Feb-25	25-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250501 WB	1280731	USD	(33,000,000.00)	(33,000,000.00)	27-Feb-25	27-Feb-25	01-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250501 WB	1303321	USD	(150,000,000.00)	(150,000,000.00)	27-Mar-25	31-Mar-25	01-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250530 WB	1318837	USD	(300,000,000.00)	(300,000,000.00)	15-Apr-25	16-Apr-25	30-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250530 WB	1318839	USD	(20,000,000.00)	(20,000,000.00)	15-Apr-25	15-Apr-25	30-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250604 WB	1319553	USD	(23,000,000.00)	(23,000,000.00)	16-Apr-25	17-Apr-25	04-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250613 WB	1293496	USD	(1,400,000.00)	(1,400,000.00)	17-Mar-25	18-Mar-25	13-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250630 WB	1319555	USD	(350,000,000.00)	(350,000,000.00)	16-Apr-25	21-Apr-25	30-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250627 WB	1280744	USD	(40,000,000.00)	(40,000,000.00)	27-Feb-25	28-Feb-25	27-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250627 WB	1326172	USD	(20,000,000.00)	(20,000,000.00)	21-Apr-25	22-Apr-25	27-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250627 WB	1326615	USD	(12,000,000.00)	(12,000,000.00)	22-Apr-25	23-Apr-25	27-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250630 WB	1301327	USD	(500,000,000.00)	(500,000,000.00)	26-Mar-25	26-Mar-25	30-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250630 WB	1261102	USD	(150,000,000.00)	(150,000,000.00)	03-Feb-25	04-Feb-25	30-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250613 WB	1318843	USD	(50,000,000.00)	(50,000,000.00)	15-Apr-25	15-Apr-25	13-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250425 WB	1284893	USD	(50,000,000.00)	(50,000,000.00)	06-Mar-25	06-Mar-25	25-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250602 WB	1289645	USD	(50,000,000.00)	(50,000,000.00)	10-Mar-25	10-Mar-25	02-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250416 WB	1316288	USD	(50,000,000.00)	(50,000,000.00)	10-Apr-25	10-Apr-25	16-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250509 WB	1317894	USD	(50,000,000.00)	(50,000,000.00)	14-Apr-25	14-Apr-25	09-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250606 WB	1261101	USD	(50,000,000.00)	(50,000,000.00)	03-Feb-25	04-Feb-25	06-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250530 WB	1263876	USD	(50,000,000.00)	(50,000,000.00)	10-Feb-25	12-Feb-25	30-May-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250530 WB	1284882	USD	(50,000,000.00)	(50,000,000.00)	06-Mar-25	06-Mar-25	30-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250604 WB	1290531	USD	(50,000,000.00)	(50,000,000.00)	11-Mar-25	11-Mar-25	04-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250606 WB	1284891	USD	(50,000,000.00)	(50,000,000.00)	06-Mar-25	06-Mar-25	06-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250606 WB	1284894	USD	(50,000,000.00)	(50,000,000.00)	06-Mar-25	06-Mar-25	06-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250620 WB	1298235	USD	(50,000,000.00)	(50,000,000.00)	18-Mar-25	18-Mar-25	20-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250522 WB	1263868	USD	(50,000,000.00)	(50,000,000.00)	10-Feb-25	11-Feb-25	22-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250506 WB	1223904	USD	(50,000,000.00)	(50,000,000.00)	12-Dec-24	12-Dec-24	06-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250401 WB	1223910	USD	(50,000,000.00)	(50,000,000.00)	12-Dec-24	13-Dec-24	01-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250602 WB	1276841	USD	(50,000,000.00)	(50,000,000.00)	20-Feb-25	21-Feb-25	02-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250416 WB	1276835	USD	(50,000,000.00)	(50,000,000.00)	20-Feb-25	20-Feb-25	16-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250411 WB	1261743	USD	(50,000,000.00)	(50,000,000.00)	04-Feb-25	04-Feb-25	11-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250523 WB	1223917	USD	(50,000,000.00)	(50,000,000.00)	12-Dec-24	13-Dec-24	23-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250507 WB	1257911	USD	(50,000,000.00)	(50,000,000.00)	28-Jan-25	29-Jan-25	07-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250529 WB	1225728	USD	(50,000,000.00)	(50,000,000.00)	16-Dec-24	17-Dec-24	29-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250606 WB	1257903	USD	(50,000,000.00)	(50,000,000.00)	28-Jan-25	29-Jan-25	06-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250521 WB	1261740	USD	(50,000,000.00)	(50,000,000.00)	04-Feb-25	05-Feb-25	21-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250514 WB	1284890	USD	(50,000,000.00)	(50,000,000.00)	06-Mar-25	06-Mar-25	14-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250502 WB	1225734	USD	(100,000,000.00)	(100,000,000.00)	16-Dec-24	18-Dec-24	02-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250528 WB	1225730	USD	(100,000,000.00)	(100,000,000.00)	16-Dec-24	18-Dec-24	28-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250624 WB	1352470	USD	(100,000,000.00)	(100,000,000.00)	27-May-25	28-May-25	24-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250605 WB	1284881	USD	(100,000,000.00)	(100,000,000.00)	06-Mar-25	06-Mar-25	05-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250513 WB	1301207	USD	(100,000,000.00)	(100,000,000.00)	25-Mar-25	25-Mar-25	13-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250609 WB	1225733	USD	(100,000,000.00)	(100,000,000.00)	16-Dec-24	18-Dec-24	09-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250421 WB	1298233	USD	(100,000,000.00)	(100,000,000.00)	18-Mar-25	18-Mar-25	21-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250428 WB	1223916	USD	(100,000,000.00)	(100,000,000.00)	12-Dec-24	16-Dec-24	28-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250505 WB	1223912	USD	(100,000,000.00)	(100,000,000.00)	12-Dec-24	16-Dec-24	05-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250424 WB	1280060	USD	(100,000,000.00)	(100,000,000.00)	26-Feb-25	26-Feb-25	24-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250410 WB	1231532	USD	(100,000,000.00)	(100,000,000.00)	18-Dec-24	19-Dec-24	10-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250604 WB	1280737	USD	(100,000,000.00)	(100,000,000.00)	27-Feb-25	27-Feb-25	04-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250627 WB	1225727	USD	(100,000,000.00)	(100,000,000.00)	16-Dec-24	18-Dec-24	27-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250630 WB	1223909	USD	(100,000,000.00)	(100,000,000.00)	12-Dec-24	16-Dec-24	30-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250512 WB	1290538	USD	(100,000,000.00)	(100,000,000.00)	11-Mar-25	12-Mar-25	12-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250414 WB	1301346	USD	(100,000,000.00)	(100,000,000.00)	26-Mar-25	26-Mar-25	14-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250430 WB	1261742	USD	(100,000,000.00)	(100,000,000.00)	04-Feb-25	04-Feb-25	30-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250522 WB	1301330	USD	(100,000,000.00)	(100,000,000.00)	26-Mar-25	26-Mar-25	22-May-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250624 WB	1353517	USD	(100,000,000.00)	(100,000,000.00)	28-May-25	28-May-25	24-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250602 WB	1280729	USD	(100,000,000.00)	(100,000,000.00)	27-Feb-25	28-Feb-25	02-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250401 WB	1224982	USD	(100,000,000.00)	(100,000,000.00)	13-Dec-24	13-Dec-24	01-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250401 WB	1230787	USD	(100,000,000.00)	(100,000,000.00)	17-Dec-24	17-Dec-24	01-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250401 WB	1231530	USD	(100,000,000.00)	(100,000,000.00)	18-Dec-24	18-Dec-24	01-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250401 WB	1232239	USD	(100,000,000.00)	(100,000,000.00)	19-Dec-24	19-Dec-24	01-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250401 WB	1233073	USD	(100,000,000.00)	(100,000,000.00)	20-Dec-24	20-Dec-24	01-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250513 WB	1301208	USD	(100,000,000.00)	(100,000,000.00)	25-Mar-25	25-Mar-25	13-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250513 WB	1301329	USD	(100,000,000.00)	(100,000,000.00)	26-Mar-25	26-Mar-25	13-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250609 WB	1284883	USD	(100,000,000.00)	(100,000,000.00)	06-Mar-25	06-Mar-25	09-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250411 WB	1289143	USD	(100,000,000.00)	(100,000,000.00)	07-Mar-25	07-Mar-25	11-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250415 WB	1257898	USD	(100,000,000.00)	(100,000,000.00)	28-Jan-25	28-Jan-25	15-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250415 WB	1257904	USD	(100,000,000.00)	(100,000,000.00)	28-Jan-25	28-Jan-25	15-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250415 WB	1263871	USD	(100,000,000.00)	(100,000,000.00)	10-Feb-25	11-Feb-25	15-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250415 WB	1263877	USD	(100,000,000.00)	(100,000,000.00)	10-Feb-25	11-Feb-25	15-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250415 WB	1269863	USD	(100,000,000.00)	(100,000,000.00)	13-Feb-25	13-Feb-25	15-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250523 WB	1301344	USD	(100,000,000.00)	(100,000,000.00)	26-Mar-25	27-Mar-25	23-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250612 WB	1301209	USD	(100,000,000.00)	(100,000,000.00)	25-Mar-25	25-Mar-25	12-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250612 WB	1316289	USD	(100,000,000.00)	(100,000,000.00)	10-Apr-25	10-Apr-25	12-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250612 WB	1327800	USD	(100,000,000.00)	(100,000,000.00)	23-Apr-25	24-Apr-25	12-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250415 WB	1280057	USD	(100,000,000.00)	(100,000,000.00)	26-Feb-25	26-Feb-25	15-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250530 WB	1225732	USD	(100,000,000.00)	(100,000,000.00)	16-Dec-24	18-Dec-24	30-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250610 WB	1303324	USD	(100,000,000.00)	(100,000,000.00)	27-Mar-25	27-Mar-25	10-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250501 WB	1303322	USD	(100,000,000.00)	(100,000,000.00)	27-Mar-25	31-Mar-25	01-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250501 WB	1305266	USD	(100,000,000.00)	(100,000,000.00)	31-Mar-25	31-Mar-25	01-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250501 WB	1319552	USD	(100,000,000.00)	(100,000,000.00)	16-Apr-25	17-Apr-25	01-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250630 WB	1293497	USD	(100,000,000.00)	(100,000,000.00)	17-Mar-25	18-Mar-25	30-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250630 WB	1316290	USD	(100,000,000.00)	(100,000,000.00)	10-Apr-25	10-Apr-25	30-Jun-25
Sub-total Maturing Borrowings				(18,520,069,000.00)	(18,520,069,000.00)

Total Maturing Borrowings					(18,520,069,000.00)